
13001595



WYNN RESORTS

2012 Annual Report



FINANCIAL REVIEW

COMPANY DESCRIPTION

Wynn Resorts, Limited, a Nevada corporation, was formed in June 2002, is led by Chairman and Chief Executive Officer Stephen A. Wynn, and is a leading developer, owner and operator of destination casino resorts. We currently own and operate two destination casino resorts. In Las Vegas, Nevada, we own and operate Wynn Las Vegas, which includes Encore at Wynn Las Vegas. In the Macau Special Administrative Region of the People's Republic of China ("Macau") we own and operate Wynn Macau which includes Encore at Wynn Macau. We present our results based on the following two segments: Las Vegas Operations and Macau Operations. For more information on the financial results for our segments, see "Notes to Consolidated Financial Statements," Note 17 "Segment Information."

Unless the context otherwise requires, all references herein to "Wynn Resorts," the "Company," "we," "us" or "our," or similar terms, refer to Wynn Resorts, Limited and its consolidated subsidiaries.

Wynn Resorts files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments of such reports with the Securities and Exchange Commission ("SEC"). Any document Wynn Resorts files may be inspected, without charge, at the SEC's public reference room at 100 F Street, N.E. Washington, D.C. 20549 or at the SEC's internet site address at http://www.sec.gov. Information related to the operation of the SEC's public reference room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, through our own internet address at www.wynnresorts.com, Wynn Resorts provides a hyperlink to a third-party SEC filing website which posts these filings as soon as reasonably practicable, where they can be reviewed without charge. The information found on our website is not a part of this Annual Report or any other report we file or furnish to the SEC.

Our Resorts

Las Vegas Operations. Wynn Las Vegas opened on April 28, 2005. On December 22, 2008, we opened Encore at Wynn Las Vegas, an expansion of Wynn Las Vegas. We refer to the fully integrated Wynn Las Vegas and Encore at Wynn Las Vegas resort as "Wynn Las Vegas | Encore" or as our "Las Vegas Operations." We believe that this resort offers exceptional accommodations, amenities and service. For the seventh consecutive year, The Tower Suites at Wynn Las Vegas has received the Forbes five-star distinction. The Spa at Wynn Las Vegas earned five-star recognition from Forbes for the fifth year in a row. The Tower Suites at Encore and the Spa at Encore are also recipients of the Forbes five-star distinction.

Our Las Vegas Operations feature approximately 4,750 hotel rooms and suites, 240 table games, 2,195 slot machines, a race and sports book and a poker room in approximately 186,000 square feet of casino gaming space (including a sky casino and private gaming salons), casual and fine dining in 35 food and beverage outlets, two spas and salons, lounges, and approximately 95,000 square feet of retail space featuring boutiques from Alexander McQueen, Brioni, Cartier, Chanel, Chloé, Chopard, Dior, Graff, Hermes, IWC Schaffhausen, Jaeger-LeCoultre, Loro Piana, Louis Vuitton, Manolo Blahnik, Oscar de la Renta, Piaget, Vertu and others. Our Las Vegas Operations also offer three nightclubs, a beach club, a Ferrari and Maserati automobile dealership, wedding chapels, an 18-hole golf course, approximately 283,000 square feet of meeting space, a specially designed theater presenting "Le Rêve—The Dream," a water-based theatrical production, and an Encore Theater presenting various headliner entertainment acts throughout the year. We believe that the unique experience of our Las Vegas Operations drives the significant visitation experienced since opening.

Macau Operations. Wynn Macau opened on September 6, 2006. On April 21, 2010, we opened Encore at Wynn Macau, an expansion of Wynn Macau. We refer to the fully integrated Wynn Macau and Encore at Wynn Macau resort as "Wynn Macau I Encore" or as our "Macau Operations." We believe that this resort offers exceptional accommodations, amenities and service. For the fifth consecutive year, Wynn Macau and The Spa at Wynn Macau received the Forbes five-star distinction. In 2013, Encore at Wynn Macau and the Spa at Encore at Wynn Macau also received the Forbes five-star distinction.

Our Macau Operations feature approximately 1,008 hotel rooms and suites, 495 table games, 835 slot machines and a poker pit in approximately 275,000 square feet of casino gaming space (including sky casinos and private gaming salons), casual and fine dining in eight restaurants, two spas and a salon, lounges, meeting facilities and approximately 55,000 square feet of retail space featuring boutiques from Bvlgari, Cartier, Chanel, Dior, Dunhill, Ermenegildo Zegna, Ferrari, Giorgio Armani, Graff, Gucci, Hermes, Hugo Boss, Jaeger-LeCoultre, Louis Vuitton, Miu Miu, Piaget, Prada, Roger Dubuis, Rolex, Tiffany, Tudor, Vacheron Constantin, Van Cleef & Arpels, Versace, Vertu, and others. Our Macau Operations include a show in the rotunda featuring a Chinese zodiac-inspired ceiling and interchangeable gold "prosperity tree" and "dragon of fortune" attractions.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" for more information.

Construction and Development Opportunities

In the ordinary course of our business, in response to market developments and customer preferences, we have made and continue to make certain enhancements and refinements to our resort complexes.

In September 2011, Palo Real Estate Company Limited and Wynn Resorts (Macau) S.A., each an indirect subsidiary of Wynn Macau, Limited, formally accepted the terms and conditions of a draft land concession contract from the Macau government for approximately 51 acres of land in the Cotai area of Macau. On May 2, 2012, the land concession contract was gazetted by the government of Macau evidencing the final step in the granting of the land concession. The Company is constructing a full-scale integrated resort containing a casino, luxury hotel, convention, retail, entertainment and food and beverage offerings on this land. The Company estimates the project budget to be in the range of $3.5 billion to $4.0 billion. The Company expects to enter into a guaranteed maximum price contract for the project construction costs in the first half of 2013. We expect to open our resort in Cotai during the first half of 2016.

The initial term of the land concession contract is 25 years from May 2, 2012, and it may be renewed with government approval for successive periods. The total land premium payable, including interest as required by the land concession contract, is $193.4 million. An initial payment of $62.5 million was paid in December 2011, with eight additional semi-annual payments of approximately $16.4 million each (including interest at 5%) which began in November 2012. As of December 31, 2012, the Company has recorded this obligation and related asset with $27.9 million included as a current liability and $76.2 million included as a long-term liability. The Company will also be required to make annual lease payments of $0.8 million during the resort construction period and annual lease payments of approximately $1.1 million once the development is completed.

Our Strategy

We believe that Steve Wynn is the preeminent designer, developer and operator of destination casino resorts and has developed brand-name status. Mr. Wynn's involvement with our casino resorts provides a distinct advantage over other gaming enterprises. We integrate luxurious surroundings, distinctive entertainment and superior amenities, including convention facilities, entertainment, fine dining and premium retail offerings, to create resorts that appeal to the global customer base.

Our resorts are designed and built to provide a premium experience for our guests. Our business is dependent on repeat visitation from our guests and we believe superior customer experience and service is the best marketing strategy to attract and retain our customers. Our company heavily emphasizes human resources and staff training to ensure our employees are prepared to provide the luxury service that our guests expect. In addition, we market these resorts directly to gaming customers using database marketing techniques, as well as traditional incentives, including reduced room rates and complimentary meals and suites. Our rewards system offers discounted and complimentary meals, lodging and entertainment for our guests. We also create general market awareness for our resorts through various media channels, including social media, television, radio, newspapers, magazines, the internet, direct mail and billboards.

Mr. Wynn and his team bring significant experience in designing, developing and operating casino resorts. The senior executive team has an average of over 25 years of experience in the hotel and gaming industries. We also have an approximately 90-person design, development and construction subsidiary, the senior management of which has significant experience in all major construction disciplines.

We continually seek out new opportunities for additional gaming or related businesses in the United States and worldwide. We recently filed gaming applications and plan to participate in the competitive bidding process for a gaming license in both Massachusetts and Pennsylvania as part of our strategy to expand in select markets. We are also exploring various international jurisdictions for expansion opportunities.

Market and Competition

Las Vegas. Las Vegas is the largest gaming market in the United States. The casino/hotel industry in Las Vegas is highly competitive. Over the last several years, Las Vegas has been impacted by economic disruptions. In 2012, Las Vegas visitation and gaming statistics stabilized, but uncertainty remains regarding the future gaming, tourism and convention environment. Our Las Vegas Operations are located on the Las Vegas Strip and compete with other high-quality resorts and hotel casinos in Las Vegas. Many competing properties draw a significant number of visitors and directly compete with our operations. Resorts located on or near the Las Vegas Strip compete with other Las Vegas Strip hotels and with other hotel casinos in Las Vegas on the basis of overall atmosphere, range of amenities, level of service, price, location, entertainment, themes and size, among other factors. We seek to differentiate our Las Vegas Operations from other major Las Vegas resorts by concentrating on our fundamental elements of design, atmosphere, personal service and luxury.

Our Las Vegas Operations also compete, to some extent, with other hotel/casino facilities in Nevada and throughout the United States, casino resorts throughout Asia, and elsewhere in the world. In addition, the legalization of casino gaming in or near metropolitan areas from which we attract customers could have a negative effect on our business. New or renovated casinos in Asia, including two resorts in Singapore, resorts in the Philippines, and our resort in Macau, could draw gaming customers away from Las Vegas.

During 2012, the economic environment in the gaming and hotel markets in Las Vegas continued to improve with increased levels of gaming revenue, visitation and hotel room demand. While these gaming and hotel statistics have increased from prior year levels, uncertainty still exists in the Las Vegas market. During 2012, the average daily room rate increased 2.8%, visitation increased 2.1% to 39.7 million visitors, and Las Vegas Strip gaming revenues increased 2.3%, all as compared to the year ended December 31, 2011. During 2011, the average daily room rate increased 10.7%, visitation increased 4.3% to 38.9 million visitors, and Las Vegas Strip gaming revenues increased 5.1%, all as compared to the year ended December 31, 2010.

Macau. Macau, which was a Portuguese colony for approximately 450 years, was transferred from Portuguese to Chinese political control in December 1999. Macau is governed as a special administrative region of China and is located approximately 37 miles southwest of, and approximately one hour away via ferry from, Hong Kong. Macau, which has been a casino destination for more than 40 years, consists principally of a peninsula on mainland China, and two neighboring islands, Taipa and Coloane. We believe that Macau is located in one of the world's largest concentrations of potential gaming customers. According to Macau Statistical Information, casinos in Macau, the largest gaming market in the world, generated approximately $38.1 billion in gaming revenue in 2012, a 13.5% increase over the approximately $33.5 billion generated in 2011.

Macau's gaming market is primarily dependent on tourists. Tourist arrivals in 2012 were 28.1 million, compared to 28 million in 2011. The Macau market has also experienced tremendous growth in capacity in the last several years. As of December 31, 2012, there were 26,069 hotel rooms and 5,485 table games in Macau, compared to 12,978 hotel rooms and 2,762 table games as of December 31, 2006.

Gaming customers traveling to Macau have typically come from nearby destinations in Asia including Hong Kong, mainland China, Taiwan, South Korea and Japan. According to the Macau Statistics and Census Service Monthly Bulletin of Statistics, approximately 89% of the tourists who visited Macau in 2012 came from mainland China, Hong Kong and Taiwan. Macau completed construction of an international airport in 1995, which accommodates large commercial aircraft and provides direct air service to major cities in Asia, including Beijing, Shanghai, Jakarta, Taipei, Manila, Singapore and Bangkok. Travel to Macau by citizens of mainland China requires a visa. Chinese government officials have, on occasion, exercised their authority to adjust the visa policy and may do so in the future.

Prior to 2002, gaming in Macau was permitted as a government-sanctioned monopoly concession awarded to a single concessionaire. However, the government of Macau liberalized the gaming industry in 2002 by granting concessions to operate casinos to three concessionaires (including Wynn Macau), who in turn were permitted, subject to the approval of the government of Macau, to each grant one sub-concession. There is no limit to the number of casinos each concessionaire is permitted to operate, but each facility is subject to government approval. Currently, there are 35 operating casinos in Macau.

In 2002, the other two concessions were granted to Sociedade de Jogos de Macau ("SJM") and Galaxy Entertainment Group Limited ("Galaxy"). SJM, which is controlled by the family of Stanley Ho, operates 20 of the 35 existing casinos, including the Hotel Lisboa and The Grand Lisboa. In addition, an affiliate of SJM owns several of the water ferry services and the only helicopter shuttle service that links Macau to Hong Kong. SJM is a Hong Kong Stock Exchange listed company.

Galaxy owns the Waldo Hotel/Casino located on the Macau peninsula, Galaxy Star World hotel casino located immediately adjacent to Wynn Macau, the Grand Waldo Cotai and Galaxy Cotai. Galaxy is a Hong Kong Stock Exchange listed company.

Las Vegas Sands Corp., the owner and operator of The Venetian and The Palazzo resorts in Las Vegas and a former partner of Galaxy, entered into a sub-concession agreement with Galaxy in 2002 which allows it to independently develop and operate casinos in Macau. An affiliate of Las Vegas Sands Corp. owns and operates the Sands Macao, The Venetian Macao Resort Hotel, the largest casino resort in Macau, and the Four Seasons Hotel Macau, located adjacent to the Venetian Macao. In addition, an affiliate of Las Vegas Sands Corp. opened Sands Cotai Central in 2012, which includes additional hotel properties as well as gaming and retail space. In late 2009, Las Vegas Sands Corp. completed the initial public offering of Sands China, Ltd. on the Hong Kong Stock Exchange.

A joint venture consisting of Melco, a Hong Kong Stock Exchange listed company, and Crown, Ltd., an Australian company, is currently operating the Altira hotel in Taipa and the City of Dreams, a large resort in Cotai. This joint venture operates its properties under a subconcession purchased from Wynn Macau in 2006. In December 2011, Melco Crown, a NASDAQ listed company, completed its dual listing and started trading on the Hong Kong Stock Exchange.

Company Description

In December 2007, a joint venture of MGM Resorts International and Pansy Ho Chiu-king opened the MGM Grand Macau, a resort on the Macau peninsula adjacent to Wynn Macau. The MGM Grand Macau is operated pursuant to a subconcession granted to the joint venture by SJM. In June 2011, MGM Resorts International and Pansy Ho Chiu-king completed the initial public offering of MGM China Holdings Limited on the Hong Kong Stock Exchange.

Our casino concession agreement currently allows the government to grant additional concessions for the operation of casinos. If the government of Macau awards additional concessions or permits additional sub-concessionaires, Wynn Macau will face increased competition from casino operators in Macau. Resorts located on or near Macau compete with other hotels and with other hotel casinos in Macau on the basis of overall atmosphere, range of amenities, level of service, price, location, entertainment and size, among other factors. In October 2009, Wynn Macau, Limited, an indirect wholly owned subsidiary, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited. Wynn Macau, Limited sold 1,437,500,000 shares (27.7%) of its common stock through an initial public offering.

Wynn Macau faces competition from casinos located in other areas of Asia, including the Marina Bay Sands and Resorts World Sentosa resorts operating in Singapore, Genting Highlands Resort, a major gaming and resort destination located outside of Kuala Lumpur, Malaysia, and casinos in the Philippines. Wynn Macau also encounters competition from other major gaming centers located around the world, including Australia and Las Vegas, cruise ships in Asia that offer gaming, and other casinos throughout Asia.

SELECTED FINANCIAL DATA

The following tables reflect selected consolidated financial data of Wynn Resorts and its subsidiaries. This data should be read together with our Consolidated Financial Statements and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other information contained in this Annual Report. Operating results for the periods presented are not indicative of the results that may be expected for future years. Significant events impacting our selected financial data include:

- On April 28, 2005, we opened our Wynn Las Vegas resort.
- On September 6, 2006, we opened our Wynn Macau resort.
- On December 24, 2007, we opened an expansion of our Wynn Macau resort.
- On December 22, 2008, we opened Encore at Wynn Las Vegas, an expansion of Wynn Las Vegas.
- On October 9, 2009, Wynn Macau, Limited listed its shares of common stock on The Stock Exchange of Hong Kong Limited. Wynn Macau, Limited sold 27.7% of its common stock through an initial public offering.
- On April 21, 2010, we opened Encore at Wynn Macau, an expansion of Wynn Macau.
- On February 18, 2012, we redeemed and cancelled Aruze USA, Inc.'s 24,549,222 shares of Wynn Resorts common stock.

	Years Ended December 31,				
(in thousands, except per share amounts)	**2012**	2011	2010	2009	2008
Consolidated Statements of Income Data:					
Net revenues	**$5,154,284**	$5,269,792	$4,184,698	$3,045,611	$2,987,324
Pre-opening costs	**466**	—	9,496	1,817	72,375
Operating income	**1,029,276**	1,008,240	625,252	234,963	312,136
Net income	**728,699**	825,113	316,596	39,107	210,479
Less: Net income attributable to noncontrolling interest[1]	**(226,663)**	(211,742)	(156,469)	(18,453)	—
Net income attributable to Wynn Resorts	**502,036**	613,371	160,127	20,654	210,479
Basic income per share	**$ 4.87**	$ 4.94	$ 1.30	$ 0.17	$ 1.94
Diluted income per share	**$ 4.82**	$ 4.88	$ 1.29	$ 0.17	$ 1.92

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)	As of December 31, **2012**	2011	2010	2009	2008
Consolidated Balance Sheets Data:					
Cash and cash equivalents	**$1,725,219**	$1,262,587	$1,258,499	$1,991,830	$1,133,904
Construction in progress	**110,490**	28,477	22,901	457,594	221,696
Total assets	**7,276,594**	6,899,496	6,674,497	7,581,769	6,755,788
Total long-term obligations[2]	**6,041,285**	3,096,149	3,405,983	3,695,821	4,430,436
Stockholders' equity[3]	**103,932**	2,223,454	2,380,585	3,160,363	1,601,595
Cash distribution declared per common share	**$ 9.50**	$ 6.50	$ 8.50	$ 4.00	$ —

(1) In October 2009, Wynn Macau, Limited, our indirect wholly owned subsidiary and the developer, owner and operator of Wynn Macau, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited. Wynn Macau, Limited sold 1,437,500,000 shares (27.7%) of its common stock through an initial public offering. Net income attributable to noncontrolling interest represents the noncontrolling interests' share of our net income of Wynn Macau, Limited.

(2) Includes long-term debt, the required contract premium payments under our land concession contract at Wynn Macau, future charitable contributions and deferred income taxes.

(3) In February 2012, in connection with the redemption and cancellation of Aruze USA, Inc.'s 24,549,222 shares of Wynn Resorts common stock, stockholders' equity was reduced by $1.94 billion, the face amount of the Redemption Note. Aruze USA has challenged the redemption and cancellation of the 24,549,222 shares and legal proceedings are ongoing. Please see "Notes to Consolidated Financial Statements," Note 16 "Commitments and Contingencies."

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

Overview

We are a developer, owner and operator of destination casino resorts. We currently own and operate two casino resort complexes. In Las Vegas, Nevada, we own and operate Wynn Las Vegas I Encore, which we refer to as our Las Vegas Operations. In the Macau Special Administrative Region of the People's Republic of China ("Macau"), we own and operate Wynn Macau, which opened on September 6, 2006. On April 21, 2010 we opened Encore at Wynn Macau, a further expansion of Wynn Macau. We refer to the fully integrated Wynn Macau and Encore at Wynn Macau resort as Wynn Macau I Encore or as our Macau Operations.

Our Resorts

The following table sets forth information about our resorts as of February 2013:

	Hotel Rooms & Suites	Approximate Casino Square Footage	Approximate Number of Table Games	Approximate Number of Slots
Las Vegas Operations	4,750	186,000	240	2,195
Macau Operations	1,008	275,000	495	835

Las Vegas Operations. Wynn Las Vegas I Encore is located at the intersection of the Las Vegas Strip and Sands Avenue, and occupies approximately 215 acres of land fronting the Las Vegas Strip. In addition, we own approximately 18 acres across Sands Avenue, a portion of which is utilized for employee parking and an office building, and approximately 5 acres adjacent to the golf course on which an office building is located.

Our Las Vegas resort complex features:

- Approximately 186,000 square feet of casino space, offering 24-hour gaming and a full range of games, including private gaming salons, a sky casino, a poker room, and a race and sports book;
- Two luxury hotel towers with a total of 4,750 spacious hotel rooms, suites and villas;
- 35 food and beverage outlets featuring signature chefs;
- A Ferrari and Maserati automobile dealership;
- Approximately 95,000 square feet of high-end, brand-name retail shopping, including stores and boutiques by Alexander McQueen, Brioni, Cartier, Chanel, Chloé, Chopard, Dior, Graff, Hermes, IWC Schaffhausen, Jaeger-LeCoultre, Loro Piana, Louis Vuitton, Manolo Blahnik, Oscar de la Renta, Piaget, Vertu and others;
- Recreation and leisure facilities, including an 18-hole golf course, swimming pools, private cabanas and two full-service spas and salons;
- Two showrooms; and
- Three nightclubs and a beach club.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In response to our evaluation of our Las Vegas Operations and the reactions of our guests, we have and expect to continue to make enhancements and refinements to this resort complex. During 2012, we remodeled two of our restaurants, and rebranded several retail outlets.

Macau Operations. We operate Wynn Macau | Encore under a 20-year casino concession agreement granted by the Macau government in June 2002.

Our Macau resort complex features:

- Approximately 275,000 square feet of casino space, offering 24-hour gaming and a full range of games, including private gaming salons, sky casinos and a poker pit;
- Two luxury hotel towers with a total of 1,008 spacious rooms and suites;
- Casual and fine dining in eight restaurants;
- Approximately 55,000 square feet of high-end, brand-name retail shopping, including stores and boutiques by Bvlgari, Cartier, Chanel, Dior, Dunhill, Ferrari, Giorgio Armani, Graff, Gucci, Hermes, Hugo Boss, Jaegar-LeCoultre, Louis Vuitton, Miu Miu, Piaget, Prada, Roger Dubuis, Rolex, Tiffany, Tudor, Vacheron Constantin, Van Cleef & Arpels, Versace, Vertu, Ermenegildo Zegna and others;
- Recreation and leisure facilities, including two health clubs and spas, a salon, a pool; and
- Lounges and meeting facilities.

In response to our evaluation of our Macau Operations and the reactions of our guests, we have made and expect to continue to make enhancements and refinements to this resort complex. During 2012, we converted certain storage and office areas to two new retail outlets, enhanced our fountain show in the front of the hotel, and converted some of our employee training rooms to gaming space.

Future Development. On May 2, 2012, the land concession contract for approximately 51 acres of land in the Cotai area of Macau was gazetted, evidencing the final step in the granting of the land concession. We are constructing a full-scale integrated resort containing a casino, luxury hotel, convention, retail, entertainment and food and beverage offerings on this land. We estimate the project budget to be in the range of $3.5 billion to $4.0 billion. We expect to enter into a guaranteed maximum price contract for the construction costs in the first half of 2013. We expect to open our resort in Cotai during the first half of 2016.

We continually seek out new opportunities for additional gaming or related businesses in the United States and worldwide. We recently filed gaming applications and plan to participate in the competitive bidding process for a gaming license in both Massachusetts and Pennsylvania as part of our strategy to expand in select markets. In addition, we are exploring various international jurisdictions for expansion opportunities.

Results of Operations

The table below presents our net revenues (amounts in thousands). Our results for the years presented are not comparable as the years ended December 31, 2012 and 2011 includes full year of operations for Encore at Wynn Macau which opened on April 21, 2010.

	For the Years Ended December 31,		
	2012	2011	2010
Net Revenues:			
Las Vegas Operations	$1,486,830	$1,480,719	$1,296,064
Macau Operations	3,667,454	3,789,073	2,888,634
	$5,154,284	$5,269,792	$4,184,698

Reliance on only two resort complexes (in two geographic regions) for our operating cash flow exposes us to certain risks that competitors, whose operations are more geographically diversified, may be better able to control. In addition to the concentration of operations in two resort complexes, many of our customers are premium gaming customers who wager on credit, thus exposing us to increased credit risk. High-end gaming also increases the potential for variability in our results.

Operating Measures. Certain key operating statistics specific to the gaming industry are included in our discussion of our operational performance for the periods for which a Consolidated Statement of Income is presented. There are two methods used to calculate win percentage in the casino industry. In Las Vegas and in the general casino in Macau, customers usually purchase cash chips at the gaming tables. The cash and net markers used to purchase the cash chips are deposited in the gaming table's drop box. This is the base of measurement that we use in the casino at our Las Vegas Operations and in the general casino at our Macau Operations for calculating win percentage.

In our VIP casino in Macau, customers primarily purchase non-negotiable chips, commonly referred to as rolling chips, from the casino cage and there is no deposit into a gaming table drop box from chips purchased from the cage. Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. The loss of the non-negotiable chips in the VIP casino is recorded as turnover and provides a base for calculating VIP casino win percentage. Because of this difference in chip purchase activity, the measurement base used in the general casino is not the same that is used in the VIP casino. It is customary in Macau to measure VIP casino play using this rolling chip method. For 2012, our expected win as a percentage of turnover was 2.7% to 3.0%.

The measurement method in Las Vegas and in the general casino in Macau tracks the initial purchase of chips at the table while the measurement method in our VIP casino in Macau tracks the sum of all losing wagers. Accordingly, the base measurement in the VIP casino is much larger than Las Vegas and the general casino in Macau. As a result, the expected win percentage with the same amount of gaming win is smaller in the VIP casino in Macau when compared to Las Vegas and the general casino in Macau.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Even though both use the same measurement method, we experience different table games win percentages in Las Vegas and the general casino in Macau. This difference is primarily due to the difference in the mix of table games and customer playing habits between the two casinos. Each type of table game has its own theoretical win percentage. For 2012, our expected table games win percentage in Las Vegas was 21% to 24%. Our expected table games win percentage in the general casino at Wynn Macau, which we have periodically revised based on our experience since the opening of the Encore at Wynn Macau expansion, was 28% to 30%.

Below are definitions of the statistics discussed:

- Table games win is the amount of drop or turnover that is retained and recorded as casino revenue.
- Drop is the amount of cash and net markers issued that are deposited in a gaming table's drop box.
- Turnover is the sum of all losing rolling chip wagers within our Macau VIP program.
- Rolling chips are identifiable chips that are used to track VIP wagering volume (turnover) for purposes of calculating incentives.
- Slot win is the amount of handle (representing the total amount wagered) that is retained by us and is recorded as casino revenue.
- Average Daily Rate ("ADR") is calculated by dividing total room revenue including the retail value of promotional allowances (less service charges, if any) by total rooms occupied, including complimentary rooms.
- Revenue per Available Room ("REVPAR") is calculated by dividing total room revenue including the retail value of promotional allowances (less service charges, if any) by total rooms available.
- Occupancy is calculated by dividing total occupied rooms, including complimentary rooms, by the total rooms available.

Financial Results for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Revenues. Net revenues for the year ended December 31, 2012 are comprised of $4,034.8 million in casino revenues (78.3% of total net revenues) and $1,119.5 million of net non-casino revenues (21.7% of total net revenues). Net revenues for the year ended December 31, 2011 are comprised of $4,190.5 million in casino revenues (79.5% of total net revenues) and $1,079.3 million of net non-casino revenues (20.5% of total net revenues).

Casino revenues are primarily comprised of the net win from our table games and slot machine operations. Casino revenues for the year ended December 31, 2012 of $4,034.8 million represents a $155.7 million (3.7%) decrease from casino revenues of $4,190.5 million for the year ended December 31, 2011. Our Las Vegas Operations experienced a $32.9 million (5.3%) decrease in casino revenues to $592.3 million, compared to the prior year casino revenues of $625.2 million due to a decrease in our table games win percentage (before discounts). Our Macau Operations experienced a $122.8 million (3.4%) decrease in casino revenues to $3,442.5 million for the year ended December 31, 2012, compared to the prior year due to lower turnover and hold percentage in our VIP casino.

The table below sets forth key gaming statistics related to our Las Vegas and Macau operations.

	Years Ended December 31,			
(amounts in thousands)	**2012**	2011	Increase/ (Decrease)	Percent Change
Las Vegas Operations:				
Drop	$ **2,591,833**	$ 2,366,711	$ 225,122	9.5%
Table games win %	**21.9%**	24.9%	(3.0) pts	—
Slot machine handle	$ **2,908,678**	$ 2,738,261	$ 170,417	6.2%
Slot machine win	$ **177,420**	$ 170,027	$ 7,393	4.3%
Macau Operations:				
VIP Casino				
VIP turnover	$**119,251,854**	$123,099,838	$(3,847,984)	(3.1)%
VIP win as a % of turnover	**2.84%**	2.93%	(0.09) pts	—
General Casino				
Drop	$ **2,764,664**	$ 2,769,284	$ (4,620)	(0.2)%
Table games win %	**30.5%**	28.4%	2.1 pts	—
Slot machine handle	$ **4,697,463**	$ 5,400,697	$ (703,234)	(13.0)%
Slot machine win	$ **247,020**	$ 277,124	$ (30,104)	(10.9)%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2012, room revenues were $480 million, an increase of $7.9 million (1.7%) compared to prior year room revenue of $472.1 million. Room revenue at our Las Vegas Operations increased $8.3 million (2.3%) to $362.3 million compared to the prior year room revenue of $354 million. In Las Vegas, we experienced an increase in room rates during the year ended December 31, 2012, however our occupancy rate decreased 3.2 percentage points, both compared to the prior year. We were able to achieve an increase in ADR as we adjusted rates to attract a higher quality customer who would take advantage of all aspects of our resort. Room revenue at our Macau Operations did not change significantly during the year ended December 31, 2012.

The table below sets forth key operating measures related to room revenue.

	Years Ended December 31,	
	2012	2011
Average Daily Rate		
Las Vegas	**$ 252**	$ 242
Macau	**315**	315
Occupancy		
Las Vegas	**82.9%**	86.1%
Macau	**93.0%**	91.8%
REVPAR		
Las Vegas	**$ 209**	$ 208
Macau	**293**	289

Other non-casino revenues for the year ended December 31, 2012, included food and beverage revenues of $588.4 million, retail revenues of $261.6 million, entertainment revenues of $81.8 million, and other revenues from outlets such as the spa and salon, of $73.8 million. Other non-gaming revenues for the year ended December 31, 2011, included food and beverage revenues of $547.7 million, retail revenues of $260.8 million, entertainment revenues of $82.2 million, and other revenues from outlets, including the spa and salon, of $71.8 million. Food and beverage revenues at our Las Vegas Operations increased $36.3 million (8%), while our Macau Operations increased $4.4 million (4.8%), as compared to the prior year. The increase in Las Vegas is due primarily to strong business in our beach club and nightclubs. Retail revenues at our Macau Operations increased $2.6 million (1.5%), while retail at our Las Vegas Operations decreased by $1.8 million (2.1%). The increase at Wynn Macau is due primarily to strong same-store sales growth combined with new stores from the first half of 2012. Retail revenues at our Las Vegas Operations decreased as we reconfigured the Encore retail area and rebranded several retail outlets. Entertainment revenues decreased $0.4 million (0.5%) from the prior year primarily due to a Las Vegas show that ended its run in November 2012 and another Las Vegas show that ended in April 2011.

Departmental, Administrative and Other Expenses. For the year ended December 31, 2012, departmental expenses included casino expenses of $2,626.8 million, room expenses of $126.5 million, food and beverage expenses of $308.4 million, and entertainment, retail and other expenses of $189.8 million. Also included are general and administrative expenses of approximately $441.7 million and $18.1 million charged as a provision for doubtful accounts receivable. For the year ended December 31, 2011, departmental expenses included casino expenses of $2,686.4 million, room expenses of $125.3 million, food and beverage expenses of $283.9 million, and entertainment, retail and other expenses of $214.4 million. Also included are general and administrative expenses of approximately $389.1 million and approximately $33.8 million charged as a provision for doubtful accounts receivable. Casino expenses have decreased during the year ended December 31, 2012 due to lower volume which caused lower junket commission expense and lower gaming taxes at our Macau Operations (where we incur a gaming tax and other levies at a rate totaling 39% in accordance with the concession agreement). Although our room revenues increased $7.9 million (1.7%), room expenses increased only $1.2 million (1%) as the revenue increase was driven primarily by increased ADR. Food and beverage expenses increased over the prior year primarily due to additional nightclub promotional costs in Las Vegas. The decrease in entertainment, retail and other expenses was driven by the conversion of certain owned retail stores to leased outlets in Macau resulting in lower cost of sales. General and administrative expense increased primarily due to legal and other costs incurred related to the share redemption and litigation with a former stockholder, higher advertising costs, development and other activities. The provision for doubtful accounts decreased during the year ended December 31, 2012 as we recorded an adjustment of $30.9 million that benefitted our reserve estimates for casino accounts receivable based on the results of historical collection patterns and current collection trends.

Pre-Opening Costs. We began to incur pre-opening costs during October 2012 related to the design and planning for our resort in the Cotai area of Macau. We expect our pre-opening costs to increase in the future as construction and development of our resort in Cotai continues toward the expected completion in the first half of 2016. There were no pre-opening expenses incurred during the year ended December 31, 2011.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2012, was $373.2 million compared to $398 million for the year ended December 31, 2011. Depreciation expense decreased due to assets with a 5-year life being fully depreciated as of September 2011 at our Macau Operations and assets with a three- and six-year life becoming fully depreciated throughout 2011 at our Las Vegas Operations.

During the construction of our resorts, costs incurred in the construction of the buildings, improvements to land and the purchases of assets for use in operations were capitalized. Once these resorts opened, their assets were placed into service and we began recognizing the associated depreciation expense. Depreciation expenses will continue throughout the estimated useful lives of these assets. In addition, we continually evaluate the useful life of our property and equipment, intangibles and other assets and adjust them when warranted.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The maximum useful life of assets at our Macau Operations is the remaining life of the gaming concession or land concession, which currently expire in June 2022 and August 2029, respectively. Consequently, depreciation related to our Macau Operations is charged on an accelerated basis when compared to our Las Vegas Operations.

Property Charges and Other. Property charges and other for the year ended December 31, 2012, were $40 million compared to $130.6 million for the year ended December 31, 2011. Property charges and other for the year ended December 31, 2012 include a remodel of two Las Vegas restaurants, charges associated with the termination of a Las Vegas show that ended its run in November 2012, charges associated with the reconfiguration of Las Vegas retail areas and miscellaneous renovations and abandonments at our resorts.

Property charges and other for the year ended December 31, 2011 include a charge of $109.6 million reflecting the present value of a charitable contribution made by Wynn Macau to the University of Macau Development Foundation. This contribution consists of a $25 million payment made in May 2011, and a commitment for additional donations of $10 million each year for the calendar years 2012 through 2022 inclusive, for a total of $135 million. The amount reflected in the accompanying Consolidated Statements of Income has been discounted using our then estimated borrowing rate over the time period of the remaining committed payments. Also included are the write-off of certain off-site golf memberships by Wynn Las Vegas, miscellaneous renovations and abandonments at our resorts, including modifications of the Encore at Wynn Las Vegas and Wynn Macau retail esplanades, closure of the Blush nightclub and the write-off of certain costs related to a show that ended its run in Las Vegas in April 2011.

Other Non-Operating Costs and Expenses. Interest income was $12.5 million and $7.7 million for the years ended December 31, 2012 and 2011, respectively. This increase is mainly due to higher cash balances during 2012. During 2012 and 2011, our short-term investment strategy has been to preserve capital while retaining sufficient liquidity. Beginning in April 2011, we have invested in certain corporate bond securities and commercial paper, in addition to holding money-market accounts, U.S. Treasury Bills and bank time deposits with a maturity of three months or less, which has contributed to the increase in interest income.

Interest expense was $288.8 million, net of capitalized interest of $2 million for the year ended December 31, 2012, compared to $229.9 million, net of capitalized interest of $0, for the year ended December 31, 2011. Our interest expense increased compared to the prior year primarily due to the issuance of the $1.94 billion Redemption Note by Wynn Resorts, the issuance of the Wynn Las Vegas $900 million 5⅜% First Mortgage Notes in March 2012, and the increase in the Wynn Macau term loan offset by the reduction of $370.9 million in Wynn Las Vegas term loan borrowings, all as described in "Notes to Consolidated Financial Statements," Note 8 "Long-Term Debt."

Changes in the fair value of our interest rate swaps are recorded as an increase (decrease) in swap fair value in each period. We recorded a gain of $1 million for the year ended December 31, 2012, resulting from the changes in the fair value of our interest rate swaps during the year. For the year ended December 31, 2011, we recorded a gain of $14.2 million resulting from the increase in the fair value of interest rate swaps between December 31, 2010 and December 31, 2011. For further information on our interest rate swaps, see "Quantitative and Qualitative Disclosures about Market Risk."

Income Taxes. For the year ended December 31, 2012, we recorded a tax expense of $4.3 million. Our income tax expense is primarily related to the timing of the payment of dividends from Macau, stock option exercises and capital expenditures. Since June 30, 2010, we have no longer considered our portion of the tax earnings and profits of Wynn Macau, Limited to be permanently reinvested. No additional U.S. tax provision has been made with respect to amounts not considered permanently reinvested as we anticipate that U.S. foreign tax credits should be sufficient to eliminate any U.S. tax provision relating to such repatriation. We have not provided deferred U.S. income taxes or foreign withholding taxes on temporary differences which are considered indefinitely reinvested. On November 30, 2010, Wynn Macau, S.A. received a second 5-year exemption from Macau's 12% Complementary Tax on casino gaming profits, thereby exempting the casino gaming profits of Wynn Macau, S.A. through December 31, 2015. Accordingly, we were exempted from the payment of approximately $87.1 million and $82.7 million in such taxes for the years ended December 31, 2012 and 2011, respectively. Our non-gaming profits remain subject to the Macau Complementary Tax and casino winnings remain subject to the Macau Special Gaming tax and other levies at a rate totaling 39% in accordance with our concession agreement.

In April 2012, the Company reached an agreement with the Appellate division of the Internal Revenue Service ("IRS") regarding issues raised during the examination of the 2006 through 2009 U.S. income tax returns. The settlement with the Appellate division did not impact the Company's unrecognized tax benefits. The settlement of the 2006 through 2009 examination issues resulted in a cash tax payment of $1.3 million and the utilization of $3.1 million and $0.9 million in foreign tax credit and general business credit carryforwards, respectively.

During December 2012, the IRS completed an examination of the Company's 2010 U.S. income tax return and had no changes. For tax years 2011 and 2012, the Company is participating in the IRS Compliance Assurance Program ("CAP"). Under the CAP program, the IRS and the taxpayer work together in a pre-filing environment to examine transactions and issues and thus complete the tax examination before the tax return is filed. In February 2013, the Company received notification that it had been accepted into the IRS CAP for the 2013 tax year. The Company believes the IRS will complete their examination of the 2011 tax year in the next 12 months. The Company does not expect a change in its unrecognized tax benefits as a result of the completion of the examination.

In July 2012, the Macau Finance Bureau commenced an examination of the 2008 Macau income tax return of Wynn Macau, S.A. In November 2012, the Company received the results of the examination. While no additional tax was due, adjustments were made to the Company's foreign net operating loss carryforwards.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In January 2013, the Macau Finance Bureau examined the 2009 and 2010 Macau income tax returns of Palo Real Estate Company Limited, which is a co-holder of the land concession for the resort in Cotai. The exam resulted in no change to the tax returns.

Net Income Attributable to Noncontrolling Interests. In October 2009, Wynn Macau, Limited, an indirect wholly owned subsidiary, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited. Wynn Macau, Limited sold 1,437,500,000 shares (27.7%) of its common stock through an initial public offering. We recorded net income attributable to noncontrolling interests of $226.7 million for the year ended December 31, 2012, compared to $211.7 million for the year ended December 31, 2011. This represents the noncontrolling interests' share of net income from Wynn Macau, Limited for each year.

Financial Results for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Revenues. Net revenues for the year ended December 31, 2011 are comprised of $4,190.5 million in casino revenues (79.5% of total net revenues) and $1,079.3 million of net non-casino revenues (20.5% of total net revenues). Net revenues for the year ended December 31, 2010 are comprised of $3,245.1 million in casino revenues (77.5% of total net revenues) and $939.6 million of net non-casino revenues (22.5% of total net revenues).

Casino revenues are primarily comprised of the net win from our table games and slot machine operations. Casino revenues for the year ended December 31, 2011 of $4,190.5 million represents a $945.4 million (29.1%) increase from casino revenues of $3,245.1 million for the year ended December 31, 2010. Our Las Vegas Operations experienced a $90.9 million (17%) increase in casino revenues to $625.2 million, compared to the prior year casino revenues of $534.3 million due to a 9.9% increase in drop and an increase in our average table games win percentage. Our Macau Operations experienced a $854.5 million (31.5%) increase in casino revenues to $3,565.3 million for the year ended December 31, 2011, compared to the prior year casino revenue of $2,710.8 million due to a 34.9% increase in turnover in our VIP casino offset by a lower win percentage.

The table below sets forth key gaming statistics related to our Las Vegas and Macau operations.

	Years Ended December 31,			
(amounts in thousands)	2011	2010	Increase/ (Decrease)	Percent Change
Las Vegas Operations:				
Drop	$ 2,366,711	$ 2,152,846	$ 213,865	9.9%
Table games win %	24.9%	22.2%	2.7 pts	—
Slot machine handle	$ 2,738,261	$ 2,734,912	$ 3,349	0.1%
Slot machine win	$ 170,027	$ 158,912	$ 11,115	7.0%
Macau Operations:				
VIP Casino				
VIP turnover	$123,099,838	$91,283,674	$31,816,164	34.9%
VIP win as a % of turnover	2.93%	3.0%	(0.07) pts	—
General Casino				
Drop	$ 2,769,284	$ 2,344,706	$ 424,578	18.1%
Table games win %	28.4%	23.6%	4.8%	—
Slot machine handle	$ 5,400,697	$ 4,206,886	$ 1,193,811	28.4%
Slot machine win	$ 277,124	$ 218,486	$ 58,638	26.8%

For the year ended December 31, 2011, room revenues were $472.1 million, an increase of $71.8 million (17.9%) compared to prior year room revenue of $400.3 million. Room revenue at our Las Vegas Operations increased $45.6 million (14.8%) compared to the prior year. In Las Vegas, we experienced an increase in room rates during the year ended December 31, 2011, compared to the prior year, with a 1.9 percentage point decrease in occupancy rate. We were able to achieve an increase in ADR as we adjusted rates to attract a higher quality customer who would take advantage of all aspects of our resort. Room revenue at our Macau Operations increased $26.2 million (28.5%) due to increases in both occupancy rate and room rates compared to the prior year, as well as the inclusion of a full year of the 414 additional suites added with the opening of Encore at Wynn Macau in April 2010.

The table below sets forth key operating measures related to room revenue.

	Years Ended December 31,	
	2011	2010
Average Daily Rate		
Las Vegas	$ 242	$ 210
Macau	315	291
Occupancy		
Las Vegas	86.1%	88.0%
Macau	91.8%	87.8%
REVPAR		
Las Vegas	$ 208	$ 185
Macau	289	256

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other non-casino revenues for the year ended December 31, 2011, included food and beverage revenues of $547.7 million, retail revenues of $260.8 million, entertainment revenues of $82.2 million, and other revenues from outlets such as the spa and salon, of $71.8 million. Other non-gaming revenues for the year ended December 31, 2010, included food and beverage revenues of $488.1 million, retail revenues of $214.6 million, entertainment revenues of $72 million, and other revenues from outlets, including the spa and salon, of $67.7 million. Food and beverage revenues at our Las Vegas Operations increased $37.5 million (9.0%), while our Macau Operations increased $22.1 million (31.3%), as compared to the prior year. The increase in Las Vegas is due primarily to business in our nightclubs including the full year of operations for the Encore Beach Club and Surrender Nightclub (which opened in May 2010) and increases in our catering and restaurant business. The increase in Macau is due to increased visitation to our resort and a full year of operations from Encore at Wynn Macau which opened in April 2010. Retail revenues at our Macau Operations increased $42.6 million (32.3%), while retail at our Las Vegas Operations increased by $3.6 million (4.3%). The increase at Wynn Macau is due primarily to strong same-store sales growth and the addition of three new boutiques at Encore at Wynn Macau. Entertainment revenues increased $10.2 million (14.1%) over the prior year primarily due to increased revenue from Garth Brooks, who performs in the Encore Theater, and the Sinatra "Dance with Me" show, both in Las Vegas. The Sinatra "Dance with Me" show ended its run on April 23, 2011.

Departmental, Administrative and Other Expenses. For the year ended December 31, 2011, departmental expenses included casino expenses of $2,686.4 million, room expenses of $125.3 million, food and beverage expenses of $283.9 million, and entertainment, retail and other expenses of $214.4 million. Also included are general and administrative expenses of approximately $389.1 million and $33.8 million charged as a provision for doubtful accounts receivable. For the year ended December 31, 2010, departmental expenses included casino expenses of $2,100.1 million, room expenses of $122.3 million, food and beverage expenses of $272.7 million, and entertainment, retail and other expenses of $204.6 million. Also included are general and administrative expenses of approximately $391.3 million and approximately $28.3 million charged as a provision for doubtful accounts receivable. Casino expenses have increased during the year ended December 31, 2011 due to an increase in casino revenues at both of our Las Vegas Operations and at our Macau Operations (where we incur a gaming tax and other levies at a rate totaling 39% in accordance with the concession agreement). Although our room revenues increased 17.9%, room expenses increased only 2.5% as the revenue increase was driven primarily by increased ADR. Food and beverage and entertainment, retail and other expenses increased commensurate with the increase in revenues. The increase in the provision for doubtful accounts relates primarily to Wynn Las Vegas and is a result of the higher casino revenue base experienced during the year ended December 31, 2011, compared to the prior year.

Pre-Opening Costs. We incurred no pre-opening costs during the year ended December 31, 2011. For the year ended December 31, 2010, we incurred $9.5 million of pre-opening costs primarily related to Encore at Wynn Macau which opened on April 21, 2010 and the Encore Beach Club and Surrender Nightclub which opened in Las Vegas on May 28, 2010.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2011, was $398 million compared to $405.6 million for the year ended December 31, 2010. While there was little change between periods, depreciation expense decreased due to assets with a 5-year life being fully depreciated as of September 2011 at Wynn Macau and assets with a 5-year life being fully depreciated as of April 2010 at Wynn Las Vegas. These decreases were offset by additional depreciation for the assets of Encore at Wynn Macau which were placed into service in April 2010 and the assets of the Encore Beach Club and Surrender Nightclub in Las Vegas which were placed into service in May 2010.

During the construction of our resorts, costs incurred in the construction of the buildings, improvements to land and the purchases of assets for use in operations were capitalized. Once these resorts opened, their assets were placed into service and we began recognizing the associated depreciation expense. Depreciation expenses will continue throughout the estimated useful lives of these assets. In addition, we continually evaluate the useful life of our property and equipment, intangibles and other assets and adjust them when warranted.

The maximum useful life of assets at our Macau Operations is the remaining life of the gaming concession or land concession, which currently expire in June 2022 and August 2029, respectively. Consequently, depreciation related to our Macau Operations is charged on an accelerated basis when compared to our Las Vegas Operations.

Property Charges and Other. Property charges and other for the year ended December 31, 2011, were $130.6 million compared to $25.2 million for the year ended December 31, 2010. Property charges and other for the year ended December 31, 2011 include a charge of $109.6 million reflecting the present value of a charitable contribution made by Wynn Macau to the University of Macau Development Foundation. This contribution consists of a $25 million payment made in May 2011, and a commitment for additional donations of $10 million each year for the calendar years 2012 through 2022 inclusive, for a total of $135 million. The amount reflected in the accompanying Consolidated Statements of Income has been discounted using our then estimated borrowing rate over the time period of the remaining committed payments. Also included are the write-off of certain off-site golf memberships by Wynn Las Vegas, miscellaneous renovations and abandonments at our resorts, including modifications of the Encore at Wynn Las Vegas and Wynn Macau retail esplanades, closure of the Blush nightclub and the write-off of certain costs related to a show that ended its run in Las Vegas in April 2011.

Property charges and other for the year ended December 31, 2010, include a contract termination payment of $14.9 million related to a management contract for certain of the nightclubs at Wynn Las Vegas and miscellaneous renovations, abandonments and gain/loss on sale of equipment at our resorts.

Other Non-Operating Costs and Expenses. Interest income was $7.7 million and $2.5 million for the years ended December 31, 2011 and 2010, respectively. During 2011 and 2010, our short-term investment strategy has been to preserve capital while retaining sufficient liquidity. While the majority of our short-term investments were primarily in money market accounts, U.S. Treasury Bills and time deposits with a maturity of three months or less, beginning in April 2011 we have invested in certain corporate bond securities and commercial paper which contributed to the increase in interest income.

Interest expense was $229.9 million, net of capitalized interest of $0, for the year ended December 31, 2011, compared to $222.9 million, net of capitalized interest of $7.2 million, for the year ended December 31, 2010. Our interest expense increased compared to the prior year primarily due to a decrease in interest capitalized and an increase in interest rates on our first mortgage notes, offset by a decrease in amounts outstanding under our Wynn Las Vegas and Wynn Macau bank credit revolving facilities compared to the prior year.

Changes in the fair value of our interest rate swaps are recorded as an increase (decrease) in swap fair value in each period. We recorded a gain of $14.2 million for the year ended December 31, 2011, resulting from the increase in the fair value of our interest rate swaps from December 31, 2010 to December 31, 2011. For the year ended December 31, 2010, we recorded an expense of $0.9 million resulting from the decrease in the fair value of interest rate swaps between December 31, 2009 and December 31, 2010. For further information on our interest rate swaps, see "Quantitative and Qualitative Disclosures about Market Risk."

In April 2010, we completed an exchange offer for a portion of our outstanding 6⅝% First Mortgage Notes (the "2014 Notes"). In connection with that exchange offer, the direct costs incurred with third parties of $4.4 million were expensed. In August 2010, we completed a tender offer for the then outstanding 2014 Notes and subsequent call of all the remaining amounts once the tender was completed. In connection with this transaction, we recorded a loss on extinguishment of debt of $63 million. This included the tender offer consideration, the call premium and the related write-off of the unamortized debt issue costs and original issue discount.

Income Taxes. For the year ended December 31, 2011, we recorded a tax benefit of $19.5 million. Our income tax benefit was primarily related to tax benefits resulting from an increase in our deferred tax assets, a decrease in our liability for uncertain tax positions as the result of the statute of limitations lapse reduced by foreign taxes assessable on the dividends of Wynn Macau, S.A. and foreign tax provisions related to our international marketing offices. Since June 30, 2010, we have no longer considered our portion of the tax earnings and profits of Wynn Macau, Limited to be permanently reinvested. No additional U.S. tax provision was made with respect to amounts not considered permanently reinvested as we anticipated that U.S. foreign tax credits would be sufficient to eliminate any U.S. tax provision relating to such repatriation. To the extent that book earnings exceed the tax earnings and profits of Wynn Macau, Limited, such excess was considered permanently reinvested.

Effective September 6, 2006, Wynn Macau, S.A. received a 5-year exemption from Macau's 12% Complementary Tax on casino gaming profits. On November 30, 2010, Wynn Macau, S.A. received an additional 5-year exemption through December 31, 2015. Accordingly, we were exempted from the payment of approximately $82.7 million and $64.4 million in such taxes for the years ended December 31, 2011 and 2010, respectively. Our non-gaming profits remain subject to the Macau Complementary Tax and casino winnings remain subject to the Macau Special Gaming tax and other levies at a rate totaling 39% in accordance with our concession agreement.

During the year ended December 31, 2011, Wynn Macau, S.A. received the results of the Macau Finance Bureau's examination of its 2006 and 2007 Macau Complementary Tax returns and filed an appeal related to the examination's disallowance of certain deductions claimed in its 2006 Macau Complementary Tax Return. In August 2011, the 2006 Macau tax issues under appeal were resolved. As part of the settlement, the Company paid $1.1 million in Macau Complementary Tax substantially all of which was provided for in prior years. As the result of the resolution of these Macau tax issues and expiration of the statute of limitations for 2006 Macau Complementary Tax assessments on December 31, 2011, the total amount of unrecognized tax benefits decreased $10.8 million.

Net Income Attributable to Noncontrolling Interests. In October 2009, Wynn Macau, Limited, an indirect wholly owned subsidiary, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited. Wynn Macau, Limited sold 1,437,500,000 shares (27.7%) of its common stock through an initial public offering. We recorded net income attributable to noncontrolling interests of $211.7 million for the year ended December 31, 2011, compared to $156.5 million for the year ended December 31, 2010. This represents the noncontrolling interests' share of net income from Wynn Macau, Limited for each year.

Adjusted Property EBITDA

We use adjusted property EBITDA to manage the operating results of our segments. Adjusted property EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, corporate expenses, intercompany golf course and water rights leases, stock-based compensation, and other non-operating income and expenses, and includes equity in income from unconsolidated affiliates. Adjusted property EBITDA is presented exclusively as a supplemental disclosure because we believe that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. We use adjusted property EBITDA as a measure of the operating performance of our segments and to compare the operating performance of our properties with those of our competitors. We also present adjusted property EBITDA because it is used by some investors as a way to measure a company's ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles ("GAAP"). In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including us, have historically excluded from their EBITDA calculations pre-opening expenses, property charges, corporate expenses and stock-based compensation that do not relate to the management of specific casino properties. However, adjusted property EBITDA should not be considered as an alternative to operating income as an indicator of our performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted property EBITDA does not include depreciation or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted property EBITDA. Also, our calculation of adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

The following table (amounts in thousands) summarizes adjusted property EBITDA for our Las Vegas and Macau Operations as reviewed by management and summarized in "Notes to Consolidated Financial Statements," Note 17 "Segment Information." That footnote also presents a reconciliation of adjusted property EBITDA to net income.

	Years Ended December 31,		
	2012	2011	2010
Las Vegas	$ 408,472	$ 439,036	$ 270,299
Macau	1,167,340	1,196,232	892,686
Total adjusted property EBITDA	$1,575,812	$1,635,268	$1,162,985

During 2012, our Macau Operations were negatively impacted by lower turnover and hold percentage in the VIP casino. Our Las Vegas Operations were negatively impacted by lower table games win percentage (before discounts) when compared to 2011. Results for both Las Vegas and Macau were positively impacted by a credit taken to the provision for doubtful accounts as we recorded an adjustment to our reserve estimates based on the results of historical collection patterns and current collection trends. Refer to the discussions above regarding the specific details of our results of operations.

Liquidity and Capital Resources

Cash Flow from Operations

Our operating cash flows primarily consist of our operating income generated by our Las Vegas and Macau operations (excluding depreciation and other non-cash charges), interest paid, and changes in working capital accounts such as receivables, inventories, prepaid expenses, and payables. Our table games play both in Macau and Las Vegas is a mix of cash play and credit play, while our slot machine play is conducted primarily on a cash basis. A portion of our table games revenue is attributable to the play of a limited number of premium international customers that gamble on credit. The ability to collect these gaming receivables may impact our operating cash flow for the period. Our rooms, food and beverage, and entertainment, retail, and other revenue is conducted primarily on a cash basis or as a trade receivable. Accordingly, operating cash flows will be impacted by changes in operating income and accounts receivables.

Net cash provided from operations for the year ended December 31, 2012 was $1.2 billion compared to $1.5 billion provided by operations for the year ended December 31, 2011. This decrease is primarily due to lower casino department profitability and changes in ordinary working capital accounts such as accounts payable and accrued expenses.

Investing Activities

Capital expenditures were approximately $241 million, $184.1 million and $283.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. During 2012, our capital expenditures included a one-time payment of $50 million in consideration of an unrelated third party's relinquishment of certain rights in and to any future development on the Cotai land as well as approximately $70 million of site preparation costs for our Cotai land and various renovations at our resorts including the remodel of two Las Vegas restaurants and the conversion of certain storage and office areas in Macau to two new retail outlets. During 2011, our capital expenditures primarily related to the room and suite remodel at Wynn Las Vegas, a new high limit slot salon, new Las Vegas Tower Suites lobby and lounge and other property remodels. In addition, 2011 includes a $62.5 million initial payment pursuant to the terms of a land concession in Macau. For the year ended December 31, 2010 our capital expenditures related primarily to the construction cost associated with Encore at Wynn Macau, which opened in April 2010, and the Encore Beach Club and Surrender Nightclub, which opened in May 2010.

During the years ended December 31, 2012 and 2011, we invested $183.5 million and $316.5 million in corporate debt securities and commercial paper, respectively.

Financing Activities

Las Vegas Operations. On March 12, 2012, Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp. (together the "Issuers") issued, in a private offering, $900 million aggregate principal amount of 5⅜% First Mortgage Notes due 2022 (the "2022 Notes") pursuant to an Indenture, dated as of March 12, 2012 (the "2022 Indenture"). A portion of the proceeds were used to repay all amounts outstanding under the Wynn Las Vegas term loan facilities. In October 2012, the Issuers commenced an offer to exchange all of the 2012 notes for notes registered under the Securities Act of 1933, as amended. The exchange offer closed on November 6, 2012.

The 2022 Notes will mature on March 15, 2022 and bear interest at the rate of 5⅜% per annum. The Issuers may redeem all or a portion of the 2022 Notes at any time on or after March 15, 2017, at a premium decreasing ratably to zero, plus accrued and unpaid interest. In addition, prior to March 15, 2015, the Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Notes with the net proceeds of one or more qualified equity contributions made to the Issuers by their parent, Wynn Resorts, Limited. The 2022 Notes are also subject to mandatory redemption requirements imposed by gaming laws and regulations of gaming authorities in Nevada.

The 2022 Indenture contains covenants limiting the Issuers' and the Issuers' restricted subsidiaries' ability to: pay dividends or distributions or repurchase equity; incur additional debt; make investments; create liens on assets to secure debt; enter into transactions with affiliates; issue stock of, or member's interests in, subsidiaries; enter into sale-leaseback transactions; engage in other businesses; merge or consolidate with another company; transfer and sell assets; issue disqualified stock; create dividend and other payment restrictions affecting subsidiaries; and designate restricted and unrestricted subsidiaries. These covenants are subject to a number of important and significant limitations, qualifications and exceptions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The 2022 Notes rank *pari passu* in right of payment with the Issuers' outstanding 7⅞% First Mortgage Notes due 2017 (the "2017 Notes"), the 7⅞% First Mortgage Notes due 2020 ("7⅞% 2020 Notes") and the 7¾% First Mortgage Notes due 2020 (the "7¾% 2020 Notes" and, together with the 2017 Notes and the 7⅞% 2020 Notes, the "Existing Notes").

On March 12, 2012, Wynn Las Vegas, LLC entered into an eighth amendment ("Amendment No. 8") to its Amended and Restated Credit Agreement (the "Wynn Las Vegas Credit Agreement"). Amendment No. 8 amends the Wynn Las Vegas Credit Agreement to, among other things, permit the issuance of the 2022 Notes. Concurrently with the issuance of the 2022 Notes, Wynn Las Vegas prepaid all term loans under the Wynn Las Vegas Credit Agreement, terminated all of its revolving credit commitments that were due to expire in 2013, and terminated all but $100 million of its revolving credit commitments expiring in 2015. In connection with this transaction, Wynn Las Vegas expensed deferred financing costs of $4.8 million.

On September 17, 2012, Wynn Las Vegas terminated the Wynn Las Vegas Credit Agreement and, in accordance with the respective Indentures, the liens (other than the Holdings pledge) on the assets of Wynn Las Vegas, LLC and its subsidiaries securing, and the subsidiary guarantees of, the 2017 Notes, the 7⅞% 2020 Notes, the 7¾% 2020 Notes and the 2022 Notes were released. No loans were outstanding under the Wynn Las Vegas Credit Agreement at the time of termination. Prior to such termination, certain letters of credit in which lenders had participated pursuant to the Wynn Las Vegas Credit Agreement were reallocated to a separate, unsecured letter of credit facility provided by Deutsche Bank, A.G. Wynn Las Vegas, LLC did not incur any early termination penalties in connection with the termination.

In connection with the termination, the Company expensed $2.6 million of previously deferred financing costs and third-party fees related to the Wynn Las Vegas Credit Agreement.

For more information on our outstanding first mortgage notes, see "Notes to Consolidated Financial Statements," Note 8 "Long-Term Debt."

Macau Operations. During the year ended December 31, 2012, Wynn Macau, S.A. repaid $150.4 million of borrowings under the Wynn Macau Senior Revolving Credit Facility. On June 27, 2012, the Wynn Macau Senior Revolving Credit Facility matured with an outstanding balance of $0.

On July 31, 2012, Wynn Macau amended and restated its credit facilities, dated September 14, 2004 (as so amended and restated, the "Amended Wynn Macau Credit Facilities"), and appointed Bank of China Limited, Macau Branch as intercreditor agent, facilities agent and security agent. The Amended Wynn Macau Credit Facilities took effect on July 31, 2012 and expand availability under Wynn Macau's senior secured bank facility to US$2.3 billion equivalent, consisting of a US$750 million equivalent fully funded senior secured term loan facility and a US$1.55 billion equivalent senior secured revolving credit facility. Wynn Macau also has the ability to upsize the total senior secured facilities by an additional US$200 million pursuant to the terms and provisions of the Amended Wynn Macau Credit Facilities. Borrowings under the Amended Wynn Macau Credit Facilities, which consist of both Hong Kong Dollar and United States Dollar tranches, were used to refinance Wynn Macau's existing indebtedness, and will be used to fund the design, development, construction and pre-opening expenses of Wynn Cotai, and for general corporate purposes.

The term loan facility matures in July 2018, and the revolving credit facility matures in July 2017. The principal amount of the term loan is required to be repaid in two equal installments in July 2017 and July 2018. The senior secured facilities will bear interest for the first six months after closing at LIBOR or HIBOR plus a margin of 2.50% and thereafter will be subject to LIBOR or HIBOR plus a margin of between 1.75% to 2.50% based on Wynn Macau's leverage ratio.

Borrowings under the Amended Wynn Macau Credit Facilities are guaranteed by Palo Real Estate Company Limited ("Palo"), a subsidiary of Wynn Macau, S.A., and by certain subsidiaries of the Company that own equity interests in Wynn Macau, S.A., and are secured by substantially all of the assets of Wynn Macau, S.A., the equity interests in Wynn Macau, S.A. and substantially all of the assets of Palo.

In connection with amending the Wynn Macau Credit Facilities, we expensed $17.7 million and capitalized $33.2 million of financing costs.

The Amended Wynn Macau Credit Facilities contain a requirement that the Company must make mandatory repayments of indebtedness from specified percentages of excess cash flow. If the Wynn Macau subsidiary has a Consolidated Leverage Ratio, as defined in the Amended Wynn Macau Credit Facilities, of greater than 4.0 to 1, such repayment is defined as 50% of Excess Cash Flow, as defined in the Amended Wynn Macau Credit Facilities. If the Consolidated Leverage Ratio is equal or less than 4.0 to 1, then no excess cash flow prepayment is required. Based on current estimates the Company does not believe that the Wynn Macau Consolidated Leverage Ratio during the year ending December 31, 2013 will exceed 4.0 to 1. Accordingly, the Company does not expect to make any mandatory repayments pursuant to this requirement during 2013.

The Amended Wynn Macau Credit Facilities contain customary covenants restricting certain activities including, but not limited to: the incurrence of additional indebtedness, the incurrence or creation of liens on any of its property, sales and leaseback transactions, the ability to dispose of assets, and make loans or other investments. In addition, Wynn Macau was required by the financial covenants to maintain a Leverage Ratio, as defined in the Amended Wynn Macau Credit Facilities, of not greater than 3.75 to 1 as of December 31, 2012, and an Interest Coverage Ratio, as defined, of not less than 2.00 to 1. Management believes that Wynn Macau was in compliance with all covenants at December 31, 2012.

Capital Resources

At December 31, 2012, we had approximately $1.7 billion of cash and cash equivalents and $180.1 million of available-for-sale investments in foreign and domestic debt securities with maturities of up to 2 years. Our cash is available for operations, debt service and retirement, development activities, general corporate purposes and enhancements to our resorts. In addition, we had $99.2 million of restricted cash for Cotai-related construction and development costs. Of these amounts, Wynn Macau, Limited and its subsidiaries held $1,351.4 million and $54.5 million in cash and available-for-sale investments, respectively, of which we own 72.3%. If our portion of this cash was repatriated to the U.S. on December 31, 2012, approximately one-third of this amount would be subject to U.S. tax in the year of repatriation. Wynn Resorts, Limited, which is not a guarantor of the debt of its subsidiaries, held $225.4 million (including cash of its subsidiaries other than those of Wynn Las Vegas and Wynn Macau) and $125.6 million of cash and available-for-sale investments, respectively. Wynn Las Vegas LLC held cash balances of $148.4 million.

On September 17, 2012, Wynn Las Vegas terminated its Amended and Restated Credit Agreement. No loans were outstanding at the time of termination. On September 18, 2012, Wynn Las Vegas distributed to Wynn Resorts, Limited, the Wynn Las Vegas golf course land, the related water rights, and $700 million in cash.

On July 31, 2012, Wynn Macau expanded its availability under the senior secured bank facility to US$2.3 billion equivalent, consisting of a US$750 million equivalent fully funded senior secured term loan facility and a US$1.55 billion equivalent senior secured revolving credit facility. Wynn Macau also has the ability to upsize the total senior secured facilities by an additional US$200 million pursuant to the terms and provisions of the Amended Wynn Macau Credit Facilities. These borrowings were used to refinance Wynn Macau's existing indebtedness, and will be used to fund the design, development, construction and pre-opening expenses of Wynn Cotai, and for general corporate purposes.

We believe that cash flow from operations, availability under our Wynn Macau credit facility and our existing cash balances will be adequate to satisfy our anticipated uses of capital during 2013. If any additional financing became necessary, we cannot provide assurance that future borrowings will be available.

Cash and cash equivalents include cash in bank and fixed deposits, investments in money market funds, domestic and foreign bank time deposits and commercial paper, all with maturities of less than 90 days.

Redemption Price Promissory Note. Based on the Board of Directors' finding of "unsuitability," on February 18, 2012, we redeemed and cancelled Aruze USA, Inc.'s 24,549,222 shares of Wynn Resorts' common stock. Following a finding of "unsuitability," our articles of incorporation authorize redemption at "fair value" of the shares held by unsuitable persons. We engaged an independent financial advisor to assist in the fair value calculation and concluded that a discount to the then current trading price was appropriate because of, among other things, restrictions on most of the shares which are subject to the terms of an existing stockholder agreement. Pursuant to the articles of incorporation, we issued the Redemption Price Promissory Note (the "Redemption Note") to Aruze USA, Inc., a former stockholder and related party, in redemption of the shares. The Redemption Note has a principal amount of approximately $1.94 billion, matures on February 18, 2022 and bears interest at the rate of 2% per annum, payable annually in arrears on each anniversary of the date of the Redemption Note. We may, in our sole and absolute discretion, at any time and from time to time, and without penalty or premium, prepay the whole or any portion of the principal or interest due under the Redemption Note. In no instance shall any payment obligation under the Redemption Note be accelerated except in the sole and absolute discretion of Wynn Resorts or as specifically mandated by law. The indebtedness evidenced by the Redemption Note is and shall be subordinated in right of payment, to the extent and in the manner provided in the Redemption Note, to the prior payment in full of all existing and future obligations of Wynn Resorts and any of its affiliates in respect of indebtedness for borrowed money of any kind or nature. Aruze USA, Inc., Universal Entertainment Corporation and Kazuo Okada have challenged the redemption of Aruze USA, Inc.'s shares and we are currently involved in litigation with those parties as well as related shareholder derivative litigation. The outcome of these various proceedings cannot be predicted. Any adverse judgments or settlements involving payment of a material sum of money could cause a material adverse effect on our financial condition and results of operations and could expose us to additional claims by third parties, including current or former investors or regulators. Any adverse judgments or settlements would reduce our profits and could limit our ability to operate our business. See "Notes to Consolidated Financial Statements," Note 16 "Commitments and Contingencies."

Wynn Resorts, Limited. During the years ended December 31, 2012, 2011 and 2010, we paid cash dividends totaling $9.50 per share, $6.50 per share and $8.50 per share, respectively.

Our Board of Directors has authorized an equity repurchase program of up to $1.7 billion. The repurchase program may include repurchases from time to time through open market purchases, in privately negotiated transactions, and under plans complying with Rules 10b5-1 and 10b-18 under the Exchange Act. As of December 31, 2012, we had repurchased a cumulative total of 12,863,730 shares of our common stock for a net cost of $1.1 billion under the program, with no repurchases made during the years ended December 31, 2012, 2011 and 2010.

During 2012 and 2011, the Company repurchased a total of 7,640 (no shares were purchased during the fourth quarter 2012) and 51,136 shares, respectively, in satisfaction of tax withholding obligations on vested restricted stock.

Off Balance Sheet Arrangements. We have not entered into any transactions with special purpose entities nor do we engage in any derivatives except for previously discussed interest rate swaps. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity. At December 31, 2012, we had unsecured outstanding letters of credit totaling $15.8 million.

Contractual Obligations and Commitments

The following table summarizes our scheduled contractual commitments at December 31, 2012 (amounts in millions):

	Payments Due By Period				
	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Long-term debt obligations	$ 1.1	$ 2.8	$ 906.7	$4,885.0	$5,795.6
Fixed interest payments	256.5	513.0	506.4	696.8	1,972.7
Estimated variable interest payments[1]	24.7	49.3	44.0	7.1	125.1
Operating leases	5.8	8.7	4.1	3.9	22.5
Construction contracts and commitments	60.7	27.0	3.0	—	90.7
Leasehold interest in land	27.9	60.2	16.0	—	104.1
Employment agreements	44.8	53.9	17.5	15.2	131.4
Other[2]	64.1	69.1	47.7	119.9	300.8
Total commitments	$485.6	$784.0	$1,545.4	$ 5,727.9	$8,542.9

(1) Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and LIBOR or HIBOR rates at December 31, 2012. Such rates are at historical lows as of December 31, 2012. Actual rates will vary.

(2) Other includes open purchase orders, future charitable contributions, land rent payments, fixed gaming tax payments in Macau and other contracts. As further discussed in "Notes to Consolidated Financial Statements," Note 15 "Income Taxes," of this report, we had $84.3 million of unrecognized tax benefits as of December 31, 2012. Due to the inherent uncertainty of the underlying tax positions, it is not practicable to assign this liability to any particular year and therefore it is not included in the table above as of December 31, 2012.

Other Liquidity Matters

Wynn Resorts is a holding company and, as a result, our ability to pay dividends is highly dependent on our ability to obtain funds and our subsidiaries' ability to provide funds to us. Restrictions imposed by our Wynn Las Vegas and Wynn Macau debt instruments significantly restrict our ability to pay dividends. Specifically, Wynn Las Vegas, LLC and certain of its subsidiaries are restricted under the indentures governing the 2017 Notes, the 2020 Notes, the New 2020 Notes and the 2022 Notes from making certain "restricted payments" as defined in the indentures. These restricted payments include the payment of dividends or distributions to any direct or indirect holders of equity interests of Wynn Las Vegas, LLC. These restricted payments may not be made unless certain financial and non-financial criteria have been satisfied. While the Amended Wynn Macau Credit Facilities contains similar restrictions, Wynn Macau is currently in compliance with all requirements, namely satisfaction of its leverage ratio, which must be met in order to pay dividends and is presently able to pay dividends in accordance with the Amended Wynn Macau Credit Facilities.

Wynn Las Vegas, LLC intends to fund its operations and capital requirements from operating cash flow. We cannot assure you, however, that our Las Vegas Operations will generate sufficient cash flow from operations to be sufficient to enable us to service and repay Wynn Las Vegas, LLC's indebtedness and to fund its other liquidity needs. Similarly, we expect that Wynn Macau will fund Wynn Macau, S.A.'s debt service obligations with existing cash, operating cash flow and availability under the Wynn Macau Revolver. However, we cannot assure you that operating cash flows will be sufficient to do so. We may refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of the indebtedness on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. We continue to explore opportunities to develop additional gaming or related businesses in domestic and international markets. There can be no assurances regarding the business prospects with respect to any other opportunity. Any new development would require us to obtain additional financing. We may decide to conduct any such development through Wynn Resorts or through subsidiaries separate from the Las Vegas or Macau-related entities.

The Company's articles of incorporation provide that, to the extent required by the gaming authority making the determination of unsuitability or to the extent the Board of Directors determines, in its sole discretion, that a person is likely to jeopardize the Company's or any affiliate's application for, receipt of, approval for, right to the use of, or entitlement to, any gaming license, shares of Wynn Resorts' capital stock that are owned or controlled by an unsuitable person or its affiliates are subject to redemption by Wynn Resorts. The redemption price may be paid in cash, by promissory note or both, as required by the applicable gaming authority and, if not, as we elect. Any promissory note that we issue to an unsuitable person or its affiliate in exchange for its shares could increase our debt to equity ratio and would increase our leverage ratio.

On February 18, 2012, we issued a subordinated promissory note with a principal amount of approximately $1.9 billion in redemption of all of the shares of Wynn Resorts common stock held by Aruze USA, Inc. (the "Redemption Price Promissory Note"). For additional information on the redemption and the Redemption Price Promissory Note, see "Notes to Consolidated Financial Statements," Note 8 "Long-Term Debt."

Critical Accounting Policies and Estimates

Management's discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America. A summary of our significant accounting policies are presented in Note 2 to the Consolidated Financial Statements. Certain of our accounting policies require management to apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates, including those relating to the estimated lives of depreciable assets, asset impairment, allowances for doubtful accounts, accruals for customer loyalty rewards, self-insurance, contingencies, litigation and other items. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates.

Development, Construction and Property and Equipment Estimates. During the construction and development of a resort, pre-opening or start-up costs are expensed when incurred. In connection with the construction and development of our resorts, significant start-up costs are incurred and charged to pre-opening costs through their respective openings. Once our resorts open, expenses associated with the opening of the resorts are no longer charged as pre-opening costs.

During the construction and development stage, direct costs such as those incurred for the design and construction of our resorts, including applicable portions of interest, are capitalized. Accordingly, the recorded amounts of property and equipment increase significantly during construction periods. Depreciation expense related to capitalized construction costs is recognized when the related assets are placed in service. Upon the opening of our resorts, we began recognizing depreciation expense on the resort's fixed assets. The remaining estimated useful lives of assets are periodically reviewed.

Our leasehold interest in land in Macau under the land concession contract entered into in June 2004 is being amortized over 25 years, to the initial term of the concession contract, which currently terminates in August 2029. Depreciation on a majority of the assets comprising Wynn Macau commenced in September of 2006, when Wynn Macau opened. The maximum useful life of assets at Wynn Macau is deemed to be the remaining life of the land concession which currently expires in August 2029, or the gaming concession which currently expires in June 2022. Consequently, depreciation related to Wynn Macau will generally be charged over shorter periods when compared to Wynn Las Vegas.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income.

We also evaluate our property and equipment and other long-lived assets for impairment in accordance with applicable accounting standards. For assets to be disposed of, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. In reviewing for impairment, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

Redemption Price Promissory Note. We recorded the fair value of the Redemption Note at its estimated present value of approximately $1.94 billion in accordance with applicable accounting guidance. In determining this fair value, we considered the stated maturity of the Redemption Note, its stated interest rate, and the uncertainty of the related cash flows of the Redemption Note as well as the potential effects of the following: uncertainties surrounding the potential outcome and timing of pending litigation with Aruze USA, Inc. (see "Notes to Consolidated Financial Statements," Note 16 "Commitments and Contingencies."); the outcome of ongoing investigations by the Nevada Gaming Control Board; and other potential legal and regulatory actions. In addition, in the furtherance of various future business objectives, we considered our ability, at our sole option, to prepay the Redemption Note at any time in accordance with its terms without penalty. Accordingly, we reasonably determined that the estimated life of the Redemption Note could be less than the contractual life of the Redemption Note. When considering the appropriate rate of interest to be used to determine fair value for accounting purposes and in light of the uncertainty in the timing of the cash flows, we used observable inputs from a range of trading values of financial instruments with terms and lives similar to the estimated life and terms of the Redemption Note. As a result of this analysis, we concluded the Redemption Note's stated rate of 2% approximated a market rate. A change in any of the assumptions discussed above could result in a change in the fair value of this Redemption Note and significantly impact our results of operations.

Investments and Fair Value. We have made investments in domestic and foreign corporate debt securities and commercial paper. Our investment policy requires investments to be investment grade and limits the amount of exposure to any one issuer with the objective of minimizing the potential risk of principal loss. We determine the appropriate classification (held-to-maturity/available-for-sale) of our investments at the time of purchase and reevaluate such designation as of each balance sheet date. Our investments are reported at fair value, with unrealized gains and losses, net of tax, reported in other comprehensive income (loss). Adjustments are made for amortization of premiums and accretion of discounts to maturity computed under the effective interest method. Such amortization is included in interest income together with realized gains and losses and the stated interest on such securities.

We measure certain of our financial assets and liabilities, such as cash equivalents, available-for-sale securities and interest rate swaps, at fair value on a recurring basis pursuant to accounting standards for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. These accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

We obtain pricing information in determining the fair value of our available-for-sale securities from independent pricing vendors. Based on our inquiries, the pricing vendors use various pricing models consistent with what other market participants would use. The assumptions and inputs used by the pricing vendors are derived from market observable sources including: reported trades, broker/dealer quotes, issuer spreads, benchmark curves, bids, offers and other market-related data. We have not made adjustments to such prices. Each quarter, we validate the fair value pricing methodology to determine the fair value consistent with applicable accounting guidance and to confirm that the securities are classified properly in the fair value hierarchy. We also compare the pricing received from our vendors to independent sources for the same or similar securities.

Allowance for Estimated Doubtful Accounts Receivable. A substantial portion of our outstanding receivables relates to casino credit play. Credit play, through the issuance of markers, represents a significant portion of the table games volume at our Las Vegas Operations. While offered, the issuance of credit at our Macau Operations is less significant when compared to Las Vegas. Our goal is to maintain strict controls over the issuance of credit and aggressively pursue collection from those customers who fail to pay their balances in a timely fashion. These collection efforts may include the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies, and litigation. Markers issued at our Las Vegas Operations are generally legally enforceable instruments in the United States, and United States assets of foreign customers may be used to satisfy judgments entered in the United States.

The enforceability of markers and other forms of credit related to gaming debt outside of the United States varies from country to country. Some foreign countries do not recognize the enforceability of gaming-related debt, or make enforcement burdensome. We closely consider the likelihood and difficulty of enforceability, among other factors, when issuing credit to customers who are not residents of the United States. In addition to our internal credit and collection departments, located in both Las Vegas and Macau, we have a network of legal, accounting and collection professionals to assist us in our determinations regarding enforceability and our overall collection efforts.

As of December 31, 2012 and 2011, approximately 84% of our casino accounts receivable were owed by customers from foreign countries, primarily in Asia. In addition to enforceability issues, the collectability of markers given by foreign customers is affected by a number of factors including changes in currency exchange rates and economic conditions in the customers' home countries.

We regularly evaluate our reserve for bad debts based on a specific review of customer accounts as well as management's prior experience with collection trends in the casino industry and current economic and business conditions. In determining our allowance for estimated doubtful accounts receivable, we apply loss factors based on historical marker collection history to aged account balances and we specifically analyze the collectability of each account with a balance over a specified dollar amount, based upon the age, the customer's financial condition, collection history and any other known information.

The following table presents key statistics related to our casino accounts receivable (amounts in thousands):

	December 31,	
	2012	2011
Casino accounts receivable	**$275,302**	$264,034
Allowance for doubtful casino accounts receivable	**$101,548**	$ 91,251
Allowance as a percentage of casino accounts receivable	**36.9%**	34.6%
Percentage of casino accounts receivable outstanding over 180 days	**37.5%**	19.8%

Our reserve for doubtful casino accounts receivable is based on our estimates of amounts collectible and depends on the risk assessments and judgments by management regarding realizability, the state of the economy and our credit policy. In June 2012, the Company recorded an adjustment to its reserve estimates for casino accounts receivable based on the results of historical collection patterns and current collection trends. For the year ended December 31, 2012, this adjustment benefitted operating income by $30.9 million and net income attributable to Wynn Resorts, Limited by $23.3 million (or $0.22 per share on a fully diluted basis). Our reserve methodology is applied similarly to credit extended at each of our resorts. As of December 31, 2012 and 2011, approximately 30.8% and 40.7%, respectively, of our outstanding casino account receivable balance originated at our Macau Operations.

At December 31, 2012, a 100 basis-point change in the allowance for doubtful accounts as a percentage of casino accounts receivable would change the provision for doubtful accounts by approximately $2.8 million.

As our customer payment experience evolves, we will continue to refine our estimated reserve for bad debts. Accordingly, the associated provision for doubtful accounts expense may fluctuate. Because individual customer account balances can be significant, the reserve and the provision can change significantly between periods, as we become aware of additional information about a customer or changes occur in a region's economy or legal system.

Derivative Financial Instruments. We seek to manage our market risk, including interest rate risk associated with variable rate borrowings, through balancing fixed-rate and variable-rate borrowings and the use of derivative financial instruments. We account for derivative financial instruments in accordance with applicable accounting standards. Derivative financial instruments are recognized as assets or liabilities, with changes in fair value affecting net income. As of December 31, 2012, changes in our interest rate swap fair values are being recorded in our Consolidated Statements of Income, as the swaps do not qualify for hedge accounting.

We measure the fair value of our interest rate swaps on a recurring basis. We categorize our interest rate swap contracts as Level 2 in the hierarchy as described above. The fair value approximates the amount we would receive (pay) if these contracts were settled at the respective valuation dates. Fair value is estimated based upon current, and predictions of future, interest rate levels along a yield curve, the remaining duration of the instruments and other market conditions, and therefore is subject to significant estimation and a high degree of variability of fluctuation between periods. We adjust this amount by applying a non-performance valuation, considering our creditworthiness or the creditworthiness of our counterparties at each settlement date, as applicable.

Stock-Based Compensation. Accounting standards for stock-based payments establish standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services or incurs a liability in exchange for goods and services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. It requires an entity to measure the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize that cost over the service period. We use the Black-Scholes valuation model to value the equity instruments we issue. The Black-Scholes valuation model uses assumptions of expected volatility, risk-free interest rates, the expected term of options granted, and expected rates of dividends. Management determines these assumptions by reviewing current market rates, making industry comparisons and reviewing conditions relevant to our Company.

The expected volatility and expected term assumptions can significantly impact the fair value of stock options. We believe that the valuation techniques and the approach utilized to develop our assumptions are reasonable in calculating the fair value of the options we grant. We estimate the expected stock price volatility using a combination of implied and historical factors related to our stock price in accordance with applicable accounting standards. As our stock price fluctuates, this estimate will change. For example, a 10% change in the volatility assumption for the 173,830 options granted in 2012 would have resulted in an approximate $598,000 change in fair value. Expected term represents the estimated average time between the option's grant date and its exercise date. A 10% change in the expected term assumption for the 173,830 options granted in 2012 would have resulted in an approximate $65,000 change in fair value. These assumed changes in fair value would have been recognized over the vesting schedule of such awards.

Accounting standards also require the classification of stock compensation expense in the same financial statement line items as cash compensation, and therefore impacts our departmental expenses (and related operating margins), pre-opening costs and construction in progress for our development projects, and our general and administrative expenses (including corporate expenses).

Income Taxes. We are subject to income taxes in the United States and other foreign jurisdictions where we operate. Accounting standards require the recognition of deferred tax assets, net of applicable reserves, and liabilities for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the income tax provision and deferred tax assets and liabilities is recognized in the results of operations in the period that includes the enactment date. Accounting standards require recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

As of December 31, 2012, we have a foreign tax credit carryover of $1,844 million and we have recorded a valuation allowance of $1,786 million against this asset based on our estimate of future realization. The foreign tax credits are attributable to the Macau special gaming tax which is 35% of gross gaming revenue in Macau. The U.S. taxing regime only allows a credit for 35% of "net" foreign source income. Due to our current operating history of U.S. losses, we currently do not rely on forecasted taxable income in order to support the utilization of the foreign tax credits. The estimated future foreign tax credit realization was based upon the estimated future taxable income from the reversal of "net" U.S. taxable temporary differences that we expect will reverse during the 10-year foreign tax credit carryover period. The amount of the valuation allowance is subject to change based upon the actual reversal of temporary differences and future taxable income exclusive of reversing temporary differences.

Our income tax returns are subject to examination by the IRS and other tax authorities in the locations where we operate. We assess potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. The accounting standards prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

Uncertain tax position accounting standards apply to all tax positions related to income taxes. These accounting standards utilize a two-step approach for evaluating tax positions. Recognition (Step I) occurs when the Company concludes that a tax position, based on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step II) is only addressed if the position is deemed to be more likely than not to be sustained. Under Step II, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon settlement. Use of the term "more likely than not" is consistent with how that term is used in accounting for income taxes (i.e., likelihood of occurrence is greater than 50%).

Tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period that they meet the "more likely than not" standard. If it is subsequently determined that a previously recognized tax position no longer meets the "more likely than not" standard, it is required that the tax position is derecognized. Accounting standards for uncertain tax positions specifically prohibit the use of a valuation allowance as a substitute for derecognition of tax positions. As applicable, we recognize accrued penalties and interest related to unrecognized tax benefits in the provision for income taxes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recently Issued Accounting Standards

In July 2012, the Financial Accounting Standards Board ("FASB") issued an accounting standards update that is intended to simplify the guidance for testing the decline in the realizable value (impairment) of indefinite-lived intangible assets other than goodwill. The update allows for the consideration of qualitative factors in determining whether it is necessary to perform quantitative impairment tests. The effective date for this update is for the years and interim impairment tests performed for years beginning after September 15, 2012. This update is not expected to have a material impact on the Company's financial statements.

In May 2011, the FASB issued an accounting standards update that is intended to align the principles for fair value measurements and the related disclosure requirements under GAAP and IFRS. From a GAAP perspective, the updates are largely clarifications and certain additional disclosures. The effective date for this update was for years, and the interim periods within those years, beginning after December 15, 2011. The adoption of this guidance did not have a material effect on the Company's financial statements.

In June 2011, the FASB issued an accounting standards update that requires items of net income, items of other comprehensive income ("OCI") and total comprehensive income to be presented in one continuous statement or two separate but consecutive statements. This updated presentation makes the items within OCI more prominent. Companies are no longer allowed to present OCI in the statement of stockholders' equity. The effective date for this update was for the years, and the interim periods within those years, beginning after December 15, 2011. The Company has adopted this guidance and Consolidated Statements of Comprehensive Income are included in the Company's financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices.

Interest Rate Risks

One of our primary exposures to market risk is interest rate risk associated with our debt facilities that bear interest based on floating rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities." We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings supplemented by hedging activities as believed by us to be appropriate. We cannot assure you that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

The following table provides estimated future cash flow information derived from our best estimates of repayments at December 31, 2012 of our expected long-term indebtedness and related weighted average interest rates by expected maturity dates. However, we cannot predict the LIBOR or HIBOR rates that will be in effect in the future. As of December 31, 2012, such rates remain at historic lows. Actual rates will vary. The one-month LIBOR and HIBOR rates at December 31, 2012 of 0.2087% and 0.2775%, respectively, were used for all variable rate calculations in the table below.

The information is presented in U.S. dollar equivalents as applicable.

	Years Ending December 31, Expected Maturity Date						
(in millions)	2013	2014	2015	2016	2017	Thereafter	Total
Long-Term Debt:							
Fixed rate	$ —	$ —	$ —	$ —	$500.0	$4,508.5	$5,008.5
Average interest rate	—	—	—	—	7.875%	4.82%	5.12%
Variable rate	$ 1.1	$ 1.4	$ 1.4	$ 1.4	$405.3	$ 376.5	$ 787.1
Average interest rate	1.46%	1.46%	1.46%	1.46%	2.66%	2.76%	2.70%

Interest Rate Swap Information

We have entered into floating-for-fixed interest rate swap arrangements relating to certain of our floating-rate debt facilities. We measure the fair value of our interest rate swaps on a recurring basis. Changes in the fair values of our interest rate swaps for each reporting period recorded are, and will continue to be, recognized as an increase (decrease) in swap fair value in our Consolidated Statements of Income, as the swaps do not qualify for hedge accounting.

Las Vegas Operations. In June 2012, we terminated our only Wynn Las Vegas swap for a payment of $2.4 million.

Macau Operations. In June 2012, the Wynn Macau swap matured. As of December 31, 2011, the liability fair value of this interest rate swap was approximately $2.7 million.

Effective September 28, 2012, we entered into two interest rate swap agreements intended to hedge a portion of the underlying interest rate risk on borrowings under the Amended Wynn

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Macau Credit Facilities. Under the two swap agreements, the Company pays a fixed interest rate (excluding the applicable interest margin) of 0.73% on notional amounts corresponding to borrowings of HK$3.95 billion (approximately US$509.4 million) incurred under the Amended Wynn Macau Credit Facilities in exchange for receipts on the same amount at a variable interest rate based on the applicable HIBOR at the time of payment. These interest rate swaps fix the all-in interest rate on such amounts at 2.48% to 3.23%. These interest rate swap agreements mature in July 2017.

Effective October 31, 2012, we entered into a third interest rate swap agreement intended to hedge a portion of the underlying interest rate risk on borrowings under the Amended Wynn Macau Credit Facilities. Under this swap agreement, the Company pays a fixed interest rate (excluding the applicable interest margin) of 0.6763% on notional amounts corresponding to borrowings of US$243.75 million incurred under the Amended Wynn Macau Credit Facilities in exchange for receipts on the same amount at a variable rate based on the applicable LIBOR at the time of payment. This interest rate swap fixes the all-in interest rate on such amounts at 2.4263% to 3.1763%. This interest rate swap agreement matures in July 2017.

Summary of Historical Fair Values. The following table presents the historical liability fair values as of December 31, 2012 and 2011, of our interest rate swap arrangements (amounts in thousands):

	Las Vegas Operations	Macau Operations	Total Interest Rate Swaps
Liability Fair Value at:			
December 31, 2012	**$ —**	**$3,938**	**$3,938**
December 31, 2011	$4,628	$2,670	$7,298

The fair value approximates the amount we would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based upon current, and predictions of future, interest rate levels along a yield curve, the remaining duration of the instruments and other market conditions, and therefore is subject to significant estimation and a high degree of variability of fluctuation between periods. We adjust this amount by applying a non-performance valuation, considering our creditworthiness or the creditworthiness of our counterparties at each settlement date, as applicable.

Other Interest Rate Swap Information. The following table provides information about our interest rate swaps, by contractual maturity dates, as of December 31, 2012 and using estimated future LIBOR and HIBOR rates based upon implied forward rates in the yield curve. The information is presented in U.S. dollar equivalents, which is our reporting currency:

	Years Ending December 31, Expected Maturity Date						
(in millions)	2013	2014	2015	2016	2017	Thereafter	Total
Average notional amount	$—	$—	$—	$—	$753.2	$—	$753.2
Average pay rate	—%	—%	—%	—%	0.71%	—%	0.71%
Average receive rate	—%	—%	—%	—%	0.60%	—%	0.60%

We do not use derivative financial instruments, other financial instruments or derivative commodity instruments for trading or speculative purposes.

Interest Rate Sensitivity. As of December 31, 2012, essentially all of our debt was based on fixed rates, including the notional amounts related to interest rate swaps.

Foreign Currency Risks

The currency delineated in Wynn Macau's concession agreement with the government of Macau is the Macau pataca. The Macau pataca, which is not a freely convertible currency, is linked to the Hong Kong dollar, and in many cases the two are used interchangeably in Macau. The Hong Kong dollar is linked to the U.S. dollar and the exchange rate between these two currencies has remained relatively stable over the past several years. However, the exchange linkages of the Hong Kong dollar and the Macau pataca, and the Hong Kong dollar and the U.S. dollar, are subject to potential changes due to, among other things, changes in Chinese governmental policies and international economic and political developments.

If the Hong Kong dollar and the Macau pataca are not linked to the U.S. dollar in the future, severe fluctuations in the exchange rate for these currencies may result. We also cannot assure you that the current rate of exchange fixed by the applicable monetary authorities for these currencies will remain at the same level.

Because many of Wynn Macau's payment and expenditure obligations are in Macau patacas, in the event of unfavorable Macau pataca or Hong Kong dollar rate changes, Wynn Macau's obligations, as denominated in U.S. dollars, would increase. In addition, because we expect that most of the revenues for any casino that Wynn Macau operates in Macau will be in Hong Kong dollars, we are subject to foreign exchange risk with respect to the exchange rate between the Hong Kong dollar and the U.S. dollar. Also, if any of our Macau-related entities incur U.S. dollar-denominated debt, fluctuations in the exchange rates of the Macau pataca or the Hong Kong dollar, in relation to the U.S. dollar, could have adverse effects on Wynn Macau's results of operations, financial condition, and ability to service its debt. To date, we have not engaged in hedging activities intended to protect against foreign currency risk. Approximately 70% of our cash balances are denominated in foreign currencies, primarily the Hong Kong dollar. Based on our balances at December 31, 2012, an assumed 1% change in the U.S. dollar/Hong Kong dollar exchange rate would cause a foreign currency transaction gain/loss of approximately $9.7 million.

As of December 31, 2012, in addition to Hong Kong dollars, Wynn Macau also holds other foreign currencies, primarily CNH (offshore renminbi).

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Annual Report based upon the beliefs and assumptions of our management and on information currently available to us. Forward-looking statements include, but are not limited to, information about our business strategy, development activities, competition and possible or assumed future results of operations throughout this report, and are often preceded by, followed by or include the words "may," "will," "should," "would," "could," "believe," "expect," "anticipate," "estimate," "intend," "plan," "continue" or the negative of these terms or similar expressions.

Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those we express in these forward-looking statements, other factors we describe from time to time in our periodic filings with the SEC as well as the following:

- our dependence on Stephen A. Wynn and existing management;
- regulatory or enforcement actions and probity investigations;
- pending or future legal proceedings;
- decreases in levels of travel, leisure and consumer spending;
- continued high unemployment;
- fluctuations in occupancy rates and average daily room rates;
- competition in the casino/hotel and resort industries and actions taken by our competitors;
- uncertainties over the development and success of new gaming and resort properties;
- new development and construction activities of competitors;
- our dependence on a limited number of resorts and locations for all of our cash flow;
- adverse tourism and trends reflecting current domestic and international economic conditions;
- general global macroeconomic conditions;
- doing business in foreign locations such as Macau (including the risks associated with developing gaming regulatory frameworks);
- changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions);
- cyber security risk including misappropriation of customer information or other breaches of information security;

- changes in U.S. laws regarding healthcare;
- changes in federal, foreign, or state tax laws or the administration of such laws;
- approvals under applicable jurisdictional laws and regulations (including gaming laws and regulations);
- volatility and weakness in worldwide credit and financial markets and from governmental intervention in the financial markets;
- conditions precedent to funding under our credit facilities;
- continued compliance with all provisions in our credit agreements;
- leverage and debt service (including sensitivity to fluctuations in interest rates);
- restrictions or conditions on visitation by citizens of mainland China to Macau;
- the impact that an outbreak of an infectious disease or the impact of a natural disaster may have on the travel and leisure industry; and
- the consequences of military conflicts in the Middle East and any future security alerts and/or terrorist attacks.

Further information on potential factors that could affect our financial condition, results of operations and business are included in this report and our other filings with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information available to us at the time this statement is made. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)	December 31, 2012	December 31, 2011
ASSETS		
Current Assets:		
Cash and cash equivalents	**$1,725,219**	$1,262,587
Investment securities	**138,887**	122,066
Receivables, net	**238,573**	238,490
Inventories	**63,799**	72,061
Prepaid expenses and other	**35,900**	31,248
Total current assets	**2,202,378**	1,726,452
Property and equipment, net	**4,727,899**	4,865,332
Restricted cash and investment securities	**140,334**	91,501
Intangibles, net	**31,297**	35,751
Deferred financing costs, net	**71,189**	50,372
Deposits and other assets	**99,227**	125,712
Investment in unconsolidated affiliates	**4,270**	4,376
Total assets	**$7,276,594**	$6,899,496

(continued)

(amounts in thousands, except share data)	December 31, 2012	December 31, 2011
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts and construction payables	$ 164,858	$ 171,608
Current portion of long-term debt	1,050	407,934
Current portion of land concession obligation	27,937	13,425
Customer deposits	544,649	576,011
Gaming taxes payable	163,092	177,504
Accrued compensation and benefits	75,962	78,717
Accrued interest	100,562	49,989
Other accrued liabilities	44,244	94,642
Construction retention	3,826	4,471
Deferred income taxes, net	3,178	3,575
Income taxes payable	2,019	2,017
Total current liabilities	1,131,377	1,579,893
Long-term debt	5,781,770	2,809,785
Land concession obligation	76,186	103,854
Other long-term liabilities	137,830	128,216
Deferred income taxes, net	45,499	54,294
Total liabilities	7,172,662	4,676,042
Commitments and contingencies (Note 16)		
Stockholders' Equity:		
Preferred stock, par value $0.01; 40,000,000 shares authorized; zero shares issued and outstanding	—	—
Common stock, par value $0.01; 400,000,000 shares authorized; 113,730,442 and 137,937,088 shares issued; 100,866,712 and 125,080,998 shares outstanding	1,137	1,379
Treasury stock, at cost; 12,863,730 and 12,856,090 shares	(1,127,947)	(1,127,036)
Additional paid-in capital	818,821	3,177,471
Accumulated other comprehensive income	4,177	840
Retained earnings	44,775	36,368
Total Wynn Resorts, Limited stockholders' equity (deficit)	(259,037)	2,089,022
Noncontrolling interest	362,969	134,432
Total equity	103,932	2,223,454
Total liabilities and stockholders' equity	$7,276,594	$6,899,496

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except share data)	Years Ended December 31, 2012	2011	2010
Operating Revenues:			
Casino	**$4,034,759**	$4,190,507	$3,245,104
Rooms	**479,983**	472,074	400,291
Food and beverage	**588,437**	547,735	488,108
Entertainment, retail and other	**417,209**	414,786	354,332
Gross revenues	**5,520,388**	5,625,102	4,487,835
Less: promotional allowances	**(366,104)**	(355,310)	(303,137)
Net revenues	**5,154,284**	5,269,792	4,184,698
Operating Costs and Expenses:			
Casino	**2,626,822**	2,686,372	2,100,050
Rooms	**126,527**	125,286	122,260
Food and beverage	**308,394**	283,940	272,747
Entertainment, retail and other	**189,832**	214,435	204,558
General and administrative	**441,699**	389,053	391,254
Provision for doubtful accounts	**18,091**	33,778	28,304
Pre-opening costs	**466**	—	9,496
Depreciation and amortization	**373,199**	398,039	405,558
Property charges and other	**39,978**	130,649	25,219
Total operating costs and expenses	**4,125,008**	4,261,552	3,559,446
Operating income	**1,029,276**	1,008,240	625,252
Other Income (Expense):			
Interest income	**12,543**	7,654	2,498
Interest expense, net of amounts capitalized	**(288,759)**	(229,918)	(222,863)
Increase (decrease) in swap fair value	**991**	14,151	(880)
Loss on extinguishment of debt/exchange offer	**(25,151)**	—	(67,990)
Equity in income from unconsolidated affiliates	**1,086**	1,472	801
Other	**3,012**	3,968	225
Other income (expense), net	**(296,278)**	(202,673)	(288,209)
Income before income taxes	**732,998**	805,567	337,043
(Provision) benefit for income taxes	**(4,299)**	19,546	(20,447)
Net income	**728,699**	825,113	316,596
Less: net income attributable to noncontrolling interest	**(226,663)**	(211,742)	(156,469)
Net income attributable to Wynn Resorts, Limited	**$ 502,036**	$ 613,371	$ 160,127
Basic and diluted income per common share:			
Net income attributable to Wynn Resorts, Limited:			
Basic	**$ 4.87**	$ 4.94	$ 1.30
Diluted	**$ 4.82**	$ 4.88	$ 1.29
Weighted average common shares outstanding:			
Basic	**103,092**	124,039	122,787
Diluted	**104,249**	125,667	123,939
Dividends declared per common share	**$ 9.50**	$ 6.50	$ 8.50

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(amounts in thousands)	Years Ended December 31, 2012	2011	2010
Net income	**$728,699**	$ 825,113	$ 316,596
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of tax	**2,749**	2,102	(2,154)
Unrealized gain (loss) on available-for-sale securities, net of tax	**1,780**	(2,070)	—
Total comprehensive income	**733,228**	825,145	314,442
Less: Comprehensive income attributable to noncontrolling interest	**(227,855)**	(211,823)	(155,872)
Comprehensive income attributable to Wynn Resorts, Limited	**$505,373**	$ 613,322	$ 158,570

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(amounts in thousands, except share data)	Common Stock Shares Outstanding	Common Stock Par Value	Treasury Stock
Balances, January 1, 2010	123,293,456	$1,361	$(1,119,407)
Net income	—	—	—
Currency translation adjustment	—	—	—
Exercise of stock options	1,308,052	13	—
Issuance of restricted stock	50,000	1	—
Cancellation of restricted stock	(52,000)	(1)	—
Forfeited cash dividends upon cancellation of nonvested stock	—	—	—
Cash dividends	—	—	—
Excess tax benefits from stock-based compensation	—	—	—
Stock-based compensation	—	—	—
Balances, December 31, 2010	124,599,508	1,374	(1,119,407)
Net income	—	—	—
Currency translation adjustment	—	—	—
Net unrealized loss on investments	—	—	—
Exercise of stock options	431,126	4	—
Purchase of treasury stock	(51,136)	—	(7,629)
Issuance of restricted stock	101,500	1	—
Cash dividends	—	—	—
Excess tax benefits from stock-based compensation	—	—	—
Stock-based compensation	—	—	—
Balances, December 31, 2011	125,080,998	1,379	(1,127,036)
Stock redemption	(24,549,222)	(245)	—
Net income	—	—	—
Currency translation adjustment	—	—	—
Net unrealized gain on investments	—	—	—
Exercise of stock options	332,576	3	—
Cancellation of restricted stock	(31,500)	—	—
Purchase of treasury stock	(7,640)	—	(911)
Issuance of restricted stock	41,500	—	—
Cash dividends	—	—	—
Excess tax benefits from stock-based compensation	—	—	—
Stock-based compensation	—	—	—
Balances, December 31, 2012	**100,866,712**	**$1,137**	**$(1,127,947)**

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Wynn Resorts, Ltd. Stockholders' Equity (Deficit)	Noncontrolling Interest	Total Stockholders' Equity
$ 4,239,497	$ 2,446	$ (89,559)	$ 3,034,338	$ 126,025	$ 3,160,363
—	—	160,127	160,127	156,469	316,596
—	(1,557)	—	(1,557)	(597)	(2,154)
66,173	—	—	66,186	—	66,186
—	—	—	1	—	1
—	—	—	(1)	—	(1)
—	—	252	252	—	252
(996,473)	—	(61,778)	(1,058,251)	(140,672)	(1,198,923)
10,480	—	—	10,480	—	10,480
26,373	—	—	26,373	1,412	27,785
3,346,050	889	9,042	2,237,948	142,637	2,380,585
—	—	613,371	613,371	211,742	825,113
—	1,520	—	1,520	582	2,102
—	(1,569)	—	(1,569)	(501)	(2,070)
23,836	—	—	23,840	19	23,859
—	—	—	(7,629)	—	(7,629)
(1)	—	—	—	—	—
(226,755)	—	(586,045)	(812,800)	(221,649)	(1,034,449)
11,176	—	—	11,176	—	11,176
23,165	—	—	23,165	1,602	24,767
3,177,471	840	36,368	2,089,022	134,432	2,223,454
(1,936,198)	—	—	(1,936,443)	—	(1,936,443)
—	—	502,036	502,036	226,663	728,699
—	1,987	—	1,987	762	2,749
—	1,350	—	1,350	430	1,780
15,580	—	—	15,583	—	15,583
—	—	—	—	—	—
—	—	—	(911)	—	(911)
—	—	—	—	—	—
(462,730)	—	(493,629)	(956,359)	—	(956,359)
5,537	—	—	5,537	—	5,537
19,161	—	—	19,161	682	19,843
$ 818,821	$ 4,177	$ 44,775	$ (259,037)	$ 362,969	$ 103,932

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)	Years Ended December 31, 2012	2011	2010
Cash Flows from Operating Activities:			
Net income	**$ 728,699**	$ 825,113	$ 316,596
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**373,199**	398,039	405,558
Deferred income taxes	**(3,655)**	(10,822)	18,875
Stock-based compensation	**19,648**	23,881	27,168
Excess tax benefits from stock-based compensation	**(5,253)**	(11,052)	(9,833)
Amortization and write-offs of deferred financing costs and other	**23,965**	19,683	24,342
Loss on extinguishment of debt/exchange offer	**25,151**	—	62,608
Provision for doubtful accounts	**18,091**	33,778	28,304
Property charges and other	**36,714**	104,223	10,270
Equity in income of unconsolidated affiliates, net of distributions	**106**	(144)	(130)
(Increase) decrease in swap fair value	**(991)**	(14,151)	880
Increase (decrease) in cash from changes in:			
Receivables, net	**(21,019)**	(84,653)	(63,073)
Inventories and prepaid expenses and other	**3,644**	11,168	22,169
Accounts payable and accrued expenses	**(12,581)**	220,772	213,578
Net cash provided by operating activities	**1,185,718**	1,515,835	1,057,312
Cash Flows Used in Investing Activities:			
Capital expenditures, net of construction payables and retention	**(240,985)**	(184,146)	(283,828)
Restricted cash and purchase of corporate debt securities	**(282,608)**	(316,533)	—
Proceeds from sale or maturity of corporate debt securities	**216,051**	101,017	—
Deposits and purchase of other assets	**(38,042)**	(60,135)	(13,034)
Proceeds from sale of equipment	**730**	697	739
Net cash used in investing activities	**(344,854)**	(459,100)	(296,123)

(continued)

(amounts in thousands)	Years Ended December 31, 2012	2011	2010
Cash Flows from Financing Activities:			
Proceeds from exercise of stock options	**$ 15,583**	$ 23,859	$ 66,186
Excess tax benefits from stock-based compensation	**5,253**	11,052	9,833
Dividends paid	**(955,493)**	(1,033,447)	(1,192,138)
Proceeds from issuance of long-term debt	**1,648,643**	150,483	2,246,361
Principal payments on long-term debt	**(1,022,847)**	(201,901)	(2,551,561)
Purchase of treasury stock	**(911)**	(7,629)	—
Interest rate swap settlement	**(2,368)**	—	—
Payments on long-term land concession obligation	**(13,449)**	—	—
Payment of financing costs	**(56,890)**	(58)	(71,317)
Net cash used in financing activities	**(382,479)**	(1,057,641)	(1,492,636)
Effect of exchange rate on cash	**4,247**	4,994	(1,884)
Cash and Cash Equivalents:			
Increase (decrease) in cash and cash equivalents	**462,632**	4,088	(733,331)
Balance, beginning of year	**1,262,587**	1,258,499	1,991,830
Balance, end of year	**$ 1,725,219**	$ 1,262,587	$ 1,258,499
Supplemental Cash Flow Disclosures:			
Increase in debt related to the redemption of stock	**$ 1,936,443**	$ —	$ —
Cash paid for interest, net of amounts capitalized	**225,499**	221,123	171,663
Change in property and equipment included in accounts and construction payables	**6,557**	13,794	(27,670)
Cash paid for income taxes	**4,547**	2,088	1,019
Increase in liability for dividends declared on nonvested stock	**866**	1,003	6,703

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Wynn Resorts, Limited, a Nevada corporation (together with its subsidiaries, "Wynn Resorts" or the "Company") currently owns and operates casino hotel resort properties in Las Vegas, Nevada and Macau.

Our Las Vegas operations feature two luxury hotel towers with a total of 4,750 spacious hotel rooms, suites and villas, approximately 186,000 square feet of casino space, 35 food and beverage outlets featuring signature chefs, an on-site 18-hole golf course, meeting space, a Ferrari and Maserati dealership, approximately 95,000 square feet of retail space as well as two showrooms; three nightclubs and a beach club.

Our Macau resort is a resort destination casino located in the Macau Special Administrative Region of the People's Republic of China with two luxury hotel towers with a total of 1,008 spacious rooms and suites, approximately 275,000 square feet of casino space, casual and fine dining in eight restaurants, approximately 55,000 square feet of retail space, recreation and leisure facilities, including two health clubs and spas and a pool.

In October 2009, Wynn Macau, Limited, an indirect wholly owned subsidiary of the Company, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited. Through an initial public offering, including the over allotment, Wynn Macau, Limited sold 1,437,500,000 shares (27.7%) of this subsidiary's common stock.

2. Summary of Significant Accounting Policies

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Investments in the 50%-owned joint ventures operating the Ferrari and Maserati automobile dealership and the Brioni men's retail clothing store inside Wynn Las Vegas are accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated. Certain amounts in the consolidated financial statements for the previous years have been reclassified to be consistent with the current year presentation. These reclassifications had no effect on the previously reported net income.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Redemption Price Promissory Note. The Company recorded the fair value of the Redemption Price Promissory Note (the "Redemption Note") at its estimated present value of approximately $1.94 billion in accordance with applicable accounting guidance. In determining this fair value, the Company considered the stated maturity of the Redemption Note, its stated interest rate, and the uncertainty of the related cash flows of the Redemption Note as well as the potential effects of the following: uncertainties surrounding the potential outcome and timing of pending litigation with Aruze USA, Inc. (see Note 16 "Commitments and Contingencies"); the outcome of ongoing investigations by the Nevada Gaming Control Board; and other potential legal and regulatory actions. In addition, in the furtherance of various future business objectives, the Company considered its ability, at its sole option, to prepay the Redemption Note at any time in accordance with its terms without penalty. Accordingly, the Company reasonably determined that the estimated life of the Redemption Note could be less than the contractual life of the Redemption Note. When considering the appropriate rate of interest to be used to determine fair value for accounting purposes and in light of the uncertainty in the timing of the cash flows, the Company used observable inputs from a range of trading values of financial instruments with terms and lives similar to the estimated life and terms of the Redemption Note. As a result of this analysis, the Company concluded the Redemption Note's stated rate of 2% approximated a market rate.

Cash and Cash Equivalents. Cash and cash equivalents are comprised of highly liquid investments with original maturities of three months or less and include both U.S. dollar-denominated and foreign currency-denominated securities. Cash equivalents are carried at cost, which approximates fair value. Cash equivalents of $969.2 million and $545 million at December 31, 2012 and 2011, respectively, were invested in bank time deposits, money market accounts, U.S. treasuries and commercial paper. In addition, the Company held bank deposits and cash on hand of approximately $756 million and $717.5 million as of December 31, 2012 and 2011, respectively.

Restricted Cash and Investment Securities. Restricted cash consists primarily of certain proceeds of the Company's financing activities that are restricted by the agreements governing the Company's debt instruments for the payment of certain Cotai-related construction and development costs. Restricted cash balances totaled approximately $99.2 million at December 31, 2012, substantially all of which were invested in time deposits. There was no restricted cash at December 31, 2011.

Investment securities consist of short-term and long-term investments in domestic and foreign corporate debt securities and commercial paper. The Company's investment policy limits the amount of exposure to any one issuer with the objective of minimizing the potential risk of principal loss. Management determines the appropriate classification (held-to-maturity/available-for-sale) of its securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company's current investments are reported at fair value, with unrealized gains and losses, net of tax, reported in other comprehensive income. Adjustments are made for amortization of premiums and accretion of discounts to maturity computed under the effective interest method. Such amortization is included in interest income together with realized gains and losses and the stated interest on such securities.

Accounts Receivable and Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues credit in the form of "markers" to approved casino customers following investigations of creditworthiness. At December 31, 2012 and 2011, approximately 84% of the Company's markers were due from customers residing outside the United States, primarily in Asia. Business or economic conditions or other significant events in these countries could affect the collectability of such receivables.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management's experience with collection trends in the casino industry and current economic and business conditions. In June 2012, the Company recorded an adjustment to its reserve estimates for casino accounts receivable based on the results of historical collection patterns and current collection trends. For the year ended December 31, 2012, this adjustment benefitted operating income by $30.9 million and net income attributable to Wynn Resorts, Limited by $23.3 million (or $0.22 per share on a fully diluted basis).

Inventories. Inventories consist of retail merchandise, food and beverage items which are stated at the lower of cost or market value and certain operating supplies. Cost is determined by the first-in, first-out, average and specific identification methods.

Property and Equipment. Purchases of property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method as follows:

Buildings and improvements	10 to 45 years
Land improvements	10 to 45 years
Leasehold interest in land	25 years
Airplanes	18 to 20 years
Furniture, fixtures and equipment	3 to 20 years

Costs related to improvements are capitalized, while costs of repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operations.

Capitalized Interest. The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's weighted average cost of borrowed money. Interest of $2 million, $0 and $7.2 million was capitalized for the years ended December 31, 2012, 2011 and 2010, respectively.

Intangibles. The Company's indefinite-lived intangible assets consist primarily of water rights acquired as part of the original purchase price of the property on which Wynn Las Vegas is located, and trademarks. Indefinite-lived intangible assets are not amortized, but are reviewed for impairment annually. The Company's finite-lived intangible assets consist of a Macau gaming concession and show production rights. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives.

Long-Lived Assets. Long-lived assets, which are to be held and used, including intangibles and property and equipment, are periodically reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

Deferred Financing Costs. Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the terms of the related debt agreements. Approximately $11 million, $11.6 million and $13.2 million were amortized to interest expense during the years ended December 31, 2012, 2011 and 2010, respectively. Debt discounts incurred in connection with the issuance of debt have been capitalized and are being amortized to interest expense using the effective interest method.

Derivative Financial Instruments. The Company seeks to manage its market risk, including interest rate risk associated with variable rate borrowings, through balancing fixed-rate and variable-rate borrowings with the use of derivative financial instruments. The fair value of derivative financial instruments are recognized as assets or liabilities at each balance sheet date, with changes in fair value affecting net income as the Company's current interest rate swaps do not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate swaps are presented as an increase (decrease) in swap fair value in the accompanying Consolidated Statements of Income. The differentials paid or received on interest rate swap agreements are recognized as adjustments to interest expense.

Revenue Recognition and Promotional Allowances. The Company recognizes revenues at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers' possession. Cash discounts, other cash incentives related to casino play and commissions rebated through junkets to customers are recorded as a reduction to casino revenue. Hotel, food and beverage, entertainment and other operating revenues are recognized when services are performed. Entertainment, retail and other revenue includes rental income which is recognized on a time proportion basis over the lease term. Contingent rental income is recognized when the right to receive such rental income is established according to the lease agreements. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Company's casino revenues are reduced by discounts, commissions and points earned in the player's club loyalty program.

The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenues. Such amounts are then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows (amounts in thousands):

	Years Ended December 31,		
	2012	2011	2010
Rooms	$ 53,487	$ 52,019	$ 52,017
Food and beverage	107,882	104,413	94,220
Entertainment, retail and other	17,522	17,017	21,091
	$178,891	$173,449	$167,328

Customer Loyalty Program. The Company offers a slot club program whereby customers may earn points based on their level of play that may be redeemed for free credit that must be replayed in the slot machine. The Company accrues a liability based on the points earned times the redemption value, less an estimate for breakage, and records a related reduction in casino revenue.

Slot Machine Jackpots. The Company does not accrue a liability for base jackpots because it has the ability to avoid such payment as slot machines can legally be removed from the gaming floor without payment of the base amount. When the Company is unable to avoid payment of the jackpot (i.e., the incremental amount on a progressive slot machine) due to legal requirements, the jackpot is accrued as the obligation becomes unavoidable. This liability is accrued over the time period in which the incremental progressive jackpot amount is generated with a related reduction in casino revenue.

Gaming Taxes. The Company is subject to taxes based on gross gaming revenue in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes are an assessment on the Company's gaming revenue and are recorded as an expense within the "Casino" line item in the accompanying Consolidated Statements of Income. These taxes totaled $1.8 billion, $1.9 billion and $1.4 billion for the years ended December 31, 2012, 2011 and 2010, respectively.

Advertising Costs. The Company expenses advertising costs the first time the advertising takes place. Advertising costs incurred in development periods are included in pre-opening costs. Once a project is completed, advertising costs are primarily included in general and administrative expenses. Total advertising costs were $23 million, $19.5 million and $19 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Pre-Opening Costs. Pre-opening costs consist primarily of direct salaries and wages, legal and consulting fees, insurance, utilities and advertising, and are expensed as incurred. During the year ended December 31, 2012, the Company incurred pre-opening costs in connection with the design and construction of the Company's planned resort in the Cotai area of Macau. There were no pre-opening costs during the year ended December 31, 2011. During the year ended December 31, 2010, the Company incurred pre-opening costs in connection with the Encore Beach Club and Surrender Nightclub which opened in May 2010, and Encore at Wynn Macau prior to its opening in April 2010.

Income Taxes. The Company is subject to income taxes in the United States and other foreign jurisdictions where it operates. Accounting standards require the recognition of deferred tax assets, net of applicable reserves, and liabilities for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the income tax provision and deferred tax assets and liabilities is recognized in the results of operations in the period that includes the enactment date. Accounting standards also require recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

The Company's income tax returns are subject to examination by the IRS and other tax authorities in the locations where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. The accounting standards prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

Uncertain tax position accounting standards apply to all tax positions related to income taxes. These accounting standards utilize a two-step approach for evaluating tax positions. Recognition (Step I) occurs when the Company concludes that a tax position, based on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step II) is only addressed if the position is deemed to be more likely than not to be sustained. Under Step II, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon settlement. Use of the term "more likely than not" is consistent with how that term is used in accounting for income taxes (i.e., likelihood of occurrence is greater than 50%).

Tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period that they meet the "more likely than not" standard. If it is subsequently determined that a previously recognized tax position no longer meets the "more likely than not" standard, it is required that the tax position is derecognized. Accounting standards for uncertain tax positions specifically prohibit the use of a valuation allowance as a substitute for derecognition of tax positions. As applicable, the Company will recognize accrued penalties and interest related to unrecognized tax benefits in the provision for income taxes.

Currency Translation. Gains or losses from foreign currency remeasurements are included in other income/expense in the accompanying Consolidated Statements of Income. The results of operations and the balance sheet of Wynn Macau, Limited and its subsidiaries are translated from Macau patacas to U.S. dollars. Balance sheet accounts are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to other comprehensive income.

Comprehensive Income. Comprehensive income includes net income and all other non-stockholder changes in equity, or other comprehensive income. Components of the Company's comprehensive income are reported in the accompanying Consolidated Statements of Stockholders' Equity and Consolidated Statements of Comprehensive Income. The cumulative balance of other comprehensive income consists solely of currency translation adjustments and unrealized gain (loss) on available-for-sale securities.

Fair Value Measurements. The Company measures certain of its financial assets and liabilities, such as cash equivalents, available-for-sale securities and interest rate swaps, at fair value on a recurring basis pursuant to accounting standards for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. These accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table presents assets and liabilities carried at fair value (amounts in thousands):

	Total Carrying Value	Fair Value Measurements Using: Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
As of December 31, 2012				
Redemption price promissory note	$1,936,443	$ —	$1,936,443	$ —
Cash equivalents	$ 969,166	$ 80,434	$ 888,732	$ —
Interest rate swaps	$ 3,938	$ —	$ 3,938	$ —
Restricted cash and available-for-sale securities	$ 279,221	$ —	$ 279,221	$ —
As of December 31, 2011				
Cash equivalents	$ 545,045	$363,104	$ 181,941	$ —
Interest rate swaps	$ 7,298	$ —	$ 7,298	$ —
Available-for-sale securities	$ 213,567	$ —	$ 213,567	$ —

As of December 31, 2012 and 2011, approximately 77% and 100% of the Company's cash equivalents categorized as Level 2 were deposits held in foreign currencies, respectively.

Earnings Per Share. Basic earnings per share ("EPS') is computed by dividing net income attributable to Wynn Resorts by the weighted average number of shares outstanding during the year. Diluted EPS reflects the addition of potentially dilutive securities which for the Company include stock options and nonvested stock.

The weighted average number of common and common equivalent shares used in the calculation of basic and diluted EPS for the years ended December 31, 2012, 2011 and 2010, consisted of the following (amounts in thousands):

	2012	2011	2010
Weighted average common shares outstanding (used in calculation of basic earnings per share)	**103,092**	124,039	122,787
Potential dilution from the assumed exercise of stock options and nonvested stock	**1,157**	1,628	1,152
Weighted average common and common equivalent shares outstanding (used in calculation of diluted earnings per share)	**104,249**	125,667	123,939
Anti-dilutive stock options excluded from the calculation of diluted earnings per share	**680**	610	1,078

Notes to Consolidated Financial Statements

Stock-Based Compensation. Accounting standards require the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize that cost over the service period. The Company uses the Black-Scholes valuation model to determine the estimated fair value for each option grant issued. The Black-Scholes determined fair value net of estimated forfeitures is amortized as compensation cost on a straight-line basis over the service period.

Further information on the Company's stock-based compensation arrangements is included in Note 14 "Benefit Plans."

Recently Issued Accounting Standards. In July 2012, the Financial Accounting Standards Board ("FASB") issued an accounting standards update that is intended to simplify the guidance for testing the decline in the realizable value (impairment) of indefinite-lived intangible assets other than goodwill. The update allows for the consideration of qualitative factors in determining whether it is necessary to perform quantitative impairment tests. The effective date for this update is for the years, and interim impairment tests performed for years, beginning after September 15, 2012. This update is not expected to have a material impact on the Company's financial statements.

In May 2011, the FASB issued an accounting standards update that is intended to align the principles for fair value measurements and the related disclosure requirements under GAAP and IFRS. From a GAAP perspective, the updates are largely clarifications and certain additional disclosures. The effective date for this update is for years, and the interim periods within those years, beginning after December 15, 2011. The adoption of this guidance did not have a material effect on the Company's financial statements.

In June 2011, the FASB issued an accounting standards update that requires items of net income, items of other comprehensive income ("OCI") and total comprehensive income to be presented in one continuous statement or two separate but consecutive statements. This updated presentation makes the items within OCI more prominent. Companies are no longer allowed to present OCI in the statement of stockholders' equity. The effective date for this update was for the years, and the interim periods within those years, beginning after December 15, 2011. The Company has adopted this guidance and Consolidated Statements of Comprehensive Income are included in the Company's financial statements.

3. Comprehensive Income

The following table presents the changes by component in Accumulated Other Comprehensive Income of the Company (amounts in thousands):

	Foreign Currency Translation	Unrealized Gain/Loss on Securities	Accumulated Other Comprehensive Income
December 31, 2011	$2,409	$(1,569)	$ 840
Current period other comprehensive income	1,987	1,350	3,337
December 31, 2012	**$4,396**	**$ (219)**	**$4,177**

4. Investment Securities

Investment securities consisted of the following (amounts in thousands):

	Available-For-Sale Securities			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
December 31, 2012				
Domestic and foreign corporate bonds	**$161,631**	**$94**	**$ (369)**	**$161,356**
Commercial paper	**18,704**	**4**	**(5)**	**18,703**
	$180,335	**$98**	**$ (374)**	**$180,059**
December 31, 2011				
Domestic and foreign corporate bonds	$196,986	$20	$(2,070)	$194,936
Commercial paper	18,651	1	(21)	18,631
	$215,637	$21	$(2,091)	$213,567

For investments with unrealized losses as of December 31, 2012, the Company has determined that (i) it does not have the intent to sell any of these investments, and (ii) it is not likely that the Company will be required to sell these investments prior to the recovery of the amortized cost. Accordingly, the Company has determined that no other-than-temporary impairments exist at the reporting date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company obtains pricing information in determining the fair value of its available-for-sale securities from independent pricing vendors. Based on management's inquiries, the pricing vendors use various pricing models consistent with what other market participants would use. The assumptions and inputs used by the pricing vendors are derived from market observable sources including: reported trades, broker/dealer quotes, issuer spreads, benchmark curves, bids, offers and other market-related data. The Company has not made adjustments to such prices. Each quarter, the Company validates the fair value pricing methodology to determine the fair value consistent with applicable accounting guidance and to confirm that the securities are classified properly in the fair value hierarchy. The Company compares the pricing received from its vendors to independent sources for the same or similar securities.

The amortized cost and estimated fair value of these investment securities at December 31, 2012, by contractual maturity are shown below (amounts in thousands):

	Amortized Cost	Fair Value
Available-For-Sale Securities		
Due in one year or less	$138,992	$138,887
Due after one year through two years	41,343	41,172
	$180,335	$180,059

5. Receivables, Net

Receivables, net consisted of the following (amounts in thousands):

	As of December 31,	
	2012	2011
Casino	**$ 275,302**	$ 264,034
Hotel	**18,227**	20,790
Retail leases and other	**47,257**	45,520
	340,786	330,344
Less: allowance for doubtful accounts	**(102,213)**	(91,854)
	$ 238,573	$ 238,490

6. Property and Equipment, Net

Property and equipment, net consisted of the following (amounts in thousands):

	As of December 31,	
	2012	2011
Land and improvements	$ 732,209	$ 730,335
Buildings and improvements	3,837,215	3,777,612
Airplanes	135,392	77,436
Furniture, fixtures and equipment	1,646,506	1,655,655
Leasehold interest in land	316,658	316,437
Construction in progress	110,490	28,477
	6,778,470	6,585,952
Less: accumulated depreciation	(2,050,571)	(1,720,620)
	$ 4,727,899	$ 4,865,332

Depreciation expense for the years ended December 31, 2012, 2011 and 2010, was $367.1 million, $389.8 million and $394.9 million, respectively.

7. Intangibles, Net

Intangibles, net consisted of the following (amounts in thousands):

	Macau Gaming Concession	Show Production Rights	Water Rights	Trademarks	Total Intangibles, Net
January 1, 2011	$27,401	$ 5,005	$6,400	$1,399	$40,205
Amortization	(2,383)	(2,071)	—	—	(4,454)
December 31, 2011	25,018	2,934	6,400	1,399	35,751
Amortization	(2,383)	(2,071)	—	—	(4,454)
December 31, 2012	**$22,635**	**$ 863**	**$6,400**	**$1,399**	**$31,297**

The Macau gaming concession intangible is being amortized over the 20-year life of the concession. The Company expects that amortization of the Macau gaming concession will be $2.4 million each year from 2013 through 2021, and $1.2 million in 2022.

Show production rights represent amounts paid to purchase the rights to the "Le Rêve" production show, which is performed at Wynn Las Vegas. The Company expects show production rights amortization of $0.9 million in 2013, which is the final year of amortization.

Water rights reflect the fair value allocation determined in the purchase of the property on which Wynn Las Vegas is located in April 2000. The value of the trademarks primarily represents the costs to acquire the "Le Rêve" name. The water rights and trademarks are indefinite-lived assets and, accordingly, not amortized.

8. Long-Term Debt

Long-term debt consisted of the following (amounts in thousands):

	As of December 31,	
	2012	2011
7⅞% Wynn Las Vegas First Mortgage Notes, due November 1, 2017, net of original issue discount of $7,384 at December 31, 2012 and $8,578 at December 31, 2011	$ 492,616	$ 491,422
7⅞% Wynn Las Vegas First Mortgage Notes, due May 1, 2020, net of original issue discount of $1,632 at December 31, 2012 and $1,789 at December 31, 2011	350,378	350,221
7¾% Wynn Las Vegas First Mortgage Notes, due August 15, 2020	1,320,000	1,320,000
5⅜% Wynn Las Vegas First Mortgage Notes, due March 15, 2022	900,000	—
Wynn Las Vegas Term Loan Facility, due August 15, 2013; interest at LIBOR plus 1.875%	—	40,262
Wynn Las Vegas Term Loan Facility, due August 17, 2015; interest at LIBOR plus 3%	—	330,605
Wynn Macau Senior Term Loan Facilities (as amended July 2012), due July 31, 2017 and July 31, 2018; interest at LIBOR or HIBOR plus 1.75%—2.50%, net of original issue discount of $3,737 at December 31, 2012	749,433	—
Wynn Macau Senior Term Loan Facilities (as amended June 2007), due June 27, 2014; interest at LIBOR or HIBOR plus 1.25%—1.75% at December 31, 2011	—	477,251
Wynn Macau Senior Revolving Credit Facilities, (as amended July 2012) due July 31, 2017; interest at LIBOR or HIBOR plus 1.75%—2.50%	—	—
Wynn Macau Senior Revolving Credit Facility, due June 27, 2012; interest at LIBOR or HIBOR plus 1.25% at December 31, 2011	—	150,400
Redemption Price Promissory Note with former stockholder and related party, due February 18, 2022; interest at 2%	1,936,443	—
$42 million Note Payable, due April 1, 2017; interest at LIBOR plus 1.25%	33,950	35,350
$32.5 million Note Payable, due August 10, 2012; interest at LIBOR plus 1.15%	—	22,208
	5,782,820	3,217,719
Current portion of long-term debt	(1,050)	(407,934)
	$5,781,770	$2,809,785

7⅞% Wynn Las Vegas First Mortgage Notes due 2017

In October 2009, Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp. (together, the "Issuers") issued, in a private offering, $500 million aggregate principal amount of 7⅞% First Mortgage Notes due November 1, 2017 (the "2017 Notes") at a price of 97.823% of the principal amount. Interest is due on the 2017 Notes on May 1st and November 1st of each year. Commencing November 1, 2013, the 2017 Notes are redeemable at the Issuers' option at a price equal to 103.938% of the principal amount redeemed and the premium over the principal amount declines ratably on November 1st of each year thereafter to zero on or after November 1, 2015. The 2017 Notes are senior obligations of the Issuers and are unsecured (except by the first priority pledge by Wynn Resorts Holdings, LLC of its equity interests in Wynn Las Vegas, LLC (the "Holdings pledge")). The Issuers' obligations under the 2017 Notes rank *pari passu* in right of payment with the 7⅞% 2020 Notes (as defined below), the 7¾% 2020 Notes (as defined below) and the 2022 Notes (as defined below). The 2017 Notes are not guaranteed by any of the Company's subsidiaries. If the Issuers undergo a change of control, they must offer to repurchase the 2017 Notes at 101% of the principal amount, plus accrued and unpaid interest. The indenture governing the 2017 Notes contains customary negative covenants and financial covenants, including, but not limited to, covenants that restrict Wynn Las Vegas, LLC's ability to: pay dividends or distributions or repurchase equity; incur additional debt; make investments; create liens on assets to secure debt; enter into transactions with affiliates; enter into sale-leaseback transactions; merge or consolidate with another company; transfer and sell assets or create dividend and other payment restrictions affecting subsidiaries.

7⅞% Wynn Las Vegas First Mortgage Notes due 2020

In April 2010, the Issuers issued, in a private offering, $352 million aggregate principal amount of 7⅞% First Mortgage Notes due May 1, 2020 (the "7⅞% 2020 Notes"). The 7⅞% 2020 Notes were issued pursuant to an exchange offer for previously issued notes that were to mature in December 2014. Interest is due on the 7⅞% 2020 Notes on May 1st and November 1st of each year. Commencing May 1, 2015, the 7⅞% 2020 Notes are redeemable at the Issuers' option at a price equal to 103.938% of the principal amount redeemed and the premium over the principal amount declines ratably on May 1st of each year thereafter to zero on or after May 1, 2018. The 7⅞% 2020 Notes are senior obligations of the Issuers and are unsecured (except by the Holdings pledge). The Issuers' obligations under the 7⅞% 2020 Notes rank *pari passu* in right of payment with the 2017 Notes, the 7¾% 2020 Notes (as defined below) and the 2022 Notes (as defined below). The 7⅞% 2020 Notes are not guaranteed by any of the Company's subsidiaries. If the Issuers undergo a change of control, they must offer to repurchase the 7⅞% 2020 Notes at 101% of the principal amount, plus accrued and unpaid interest. The indenture governing the 7⅞% 2020 Notes contains customary negative covenants and financial covenants, including, but not limited to, covenants that restrict Wynn Las Vegas, LLC's ability to: pay dividends or distributions or repurchase equity; incur additional debt; make investments; create liens on assets to secure debt; enter into transactions with affiliates; enter into sale-leaseback transactions; merge or consolidate with another company; transfer and sell assets or create dividend and other payment restrictions affecting subsidiaries.

7¾% Wynn Las Vegas First Mortgage Notes due 2020

In August 2010, the Issuers issued $1.32 billion aggregate principal amount of 7¾% First Mortgage Notes due August 15, 2020 (the "7¾% 2020 Notes"). The 7¾% 2020 Notes were issued at par. The 7¾% 2020 Notes refinanced a previous notes issue that was to mature in December 2014. Interest is due on the 7¾% 2020 Notes on February 15th and August 15th of each year. Commencing August 15, 2015, the 7¾% 2020 Notes are redeemable at the Issuers' option at a price equal to 103.875% of the principal amount redeemed and the premium over the principal amount declines ratably on August 15th of each year thereafter to zero on or after August 15, 2018. The 7¾% 2020 Notes are senior obligations of the Issuers and are unsecured (except by the Holdings pledge). The Issuers' obligations under the 7¾% 2020 Notes rank *pari passu* in right of payment with the 2017 Notes, the 7⅞% 2020 Notes and the 2022 Notes (as defined below). The 7¾% 2020 Notes are not guaranteed by any of the Company's subsidiaries. If the Issuers undergo a change of control, they must offer to repurchase the 7¾% 2020 Notes at 101% of the principal amount, plus accrued and unpaid interest. The indenture governing the 7¾% 2020 Notes contains customary negative covenants and financial covenants, including, but not limited to, covenants that restrict Wynn Las Vegas, LLC's ability to: pay dividends or distributions or repurchase equity; incur additional debt; make investments; create liens on assets to secure debt; enter into transactions with affiliates; enter into sale-leaseback transactions; merge or consolidate with another company; transfer and sell assets or create dividend and other payment restrictions affecting subsidiaries.

5⅜% Wynn Las Vegas First Mortgage Notes due 2022

In March 2012, the Issuers issued, in a private offering, $900 million aggregate principal amount of 5⅜% First Mortgage Notes due 2022 (the "2022 Notes"). A portion of the proceeds were used to repay all amounts outstanding under the Wynn Las Vegas term loan facilities. In October 2012, the Issuers commenced an offer to exchange all of the 2022 Notes for notes registered under the Securities Act of 1933, as amended. The exchange offer closed on November 6, 2012. Interest is due on the 2022 Notes on March 15th and September 15th of each year. Commencing March 15, 2017, the 2022 Notes are redeemable at the Issuers' option at a price equal to 102.688% of the principal amount redeemed and the premium over the principal amount declines ratably on March 15th of each year thereafter to zero on or after March 15, 2020. The 2022 Notes are senior obligations of the Issuers and are unsecured (except by the Holdings pledge). The Issuers' obligations under the 2022 Notes rank *pari passu* in right of payment with the 2017 Notes, the 7⅞% 2020 Notes and the 7¾% 2020 Notes. The 2022 Notes are not guaranteed by any of the Company's subsidiaries. If the Issuers undergo a change of control, they must offer to repurchase the 2022 Notes at 101% of the principal amount, plus accrued and unpaid interest. The indenture governing the 2022 Notes contains customary negative covenants and financial covenants, including, but not limited to, covenants that restrict Wynn Las Vegas, LLC's ability to: pay dividends or distributions or repurchase equity; incur additional debt; make investments; create liens on assets to secure debt; enter into transactions with affiliates; enter into sale-leaseback transactions; merge or consolidate with another company; transfer and sell assets or create dividend and other payment restrictions affecting subsidiaries.

As described in Note 16 of the Consolidated Financial Statements, Elaine Wynn has submitted a cross claim against Steve Wynn and Kazuo Okada. The indentures for the 2017 Notes, the 7⅞% 2020 Notes, the 7¾% 2020 Notes and the 2022 Notes (collectively, the "Indentures") provide that if Steve Wynn, together with certain related parties, in the aggregate beneficially owns a lesser percentage of the outstanding common stock of the Company than are beneficially owned by any other person, a change of control will have occurred. If Elaine Wynn prevails in her cross claim, Steve Wynn would not beneficially own or control Elaine Wynn's shares and a change in control may result under the Indentures and the Company's other debt documents.

In September 2012, as discussed below, the Wynn Las Vegas Credit Agreement (as defined below) was terminated, and in accordance with the respective Indentures, the liens (other than the Holdings pledge) on the assets of Wynn Las Vegas, LLC and its subsidiaries securing, and the subsidiary guarantees of, the 2017 Notes, the 7⅞% 2020 Notes, the 7¾% 2020 Notes and the 2022 Notes were released.

Wynn Las Vegas Credit Facilities

In March 2012, Wynn Las Vegas entered into an eighth amendment ("Amendment No. 8") to its Amended and Restated Credit Agreement, dated as of August 15, 2006 (as amended, the "Wynn Las Vegas Credit Agreement"). Amendment No. 8 amended the Wynn Las Vegas Credit Agreement to, among other things, permit the issuance of the 2022 Notes. Concurrently with the issuance of the 2022 Notes, Wynn Las Vegas, LLC prepaid all term loans under the Wynn Las Vegas Credit Agreement, terminated all of its revolving credit commitments that were due to expire in 2013, and terminated all but $100 million of its revolving credit commitments expiring in 2015. In connection with this transaction, the Company expensed deferred financing fees of $4.8 million, all related to the Wynn Las Vegas term loan and revolving credit facilities.

In September 2012, Wynn Las Vegas terminated the Wynn Las Vegas Credit Agreement. No loans were outstanding under the Wynn Las Vegas Credit Agreement at the time of termination. Prior to such termination, certain letters of credit in which lenders had participated pursuant to the Wynn Las Vegas Credit Agreement were reallocated to a separate, unsecured letter of credit facility provided by Deutsche Bank, A.G. Wynn Las Vegas did not incur any early termination penalties related to the termination.

In connection with the termination, the Company expensed $2.6 million of previously deferred financing costs and third-party fees related to the Wynn Las Vegas Credit Agreement.

Wynn Macau Credit Facilities

During the year ended December 31, 2012, Wynn Macau, S.A. repaid $150.4 million of borrowings under the Wynn Macau Senior Revolving Credit Facility. On June 27, 2012, the Wynn Macau Senior Revolving Credit Facility matured with an outstanding balance of $0.

Notes to Consolidated Financial Statements

On July 31, 2012, Wynn Macau, S.A., amended and restated its credit facilities, dated September 14, 2004 (as so amended and restated, the "Amended Wynn Macau Credit Facilities"), and appointed Bank of China Limited, Macau Branch as intercreditor agent, facilities agent and security agent. The Amended Wynn Macau Credit Facilities and related agreements took effect on July 31, 2012 and expand availability under Wynn Macau S.A.'s senior secured bank facility to US$2.3 billion equivalent, consisting of a US$750 million equivalent fully funded senior secured term loan facility and a US$1.55 billion equivalent senior secured revolving credit facility. Wynn Macau, S.A. also has the ability to upsize the total senior secured facilities by an additional US$200 million pursuant to the terms and provisions of the Amended Wynn Macau Credit Facilities. Borrowings under the Amended Wynn Macau Credit Facilities, which consist of both Hong Kong dollar and United States dollar tranches, were used to refinance Wynn Macau S.A.'s existing indebtedness, and will be used to fund the design, development, construction and pre-opening expenses of Wynn Cotai and for general corporate purposes.

The term loan facility matures in July 2018, and the revolving credit facility matures in July 2017. The principal amount of the term loan is required to be repaid in two equal installments in July 2017 and July 2018. The senior secured facilities bear interest for the first six months after closing at LIBOR or HIBOR plus a margin of 2.50% and thereafter will be subject to LIBOR or HIBOR plus a margin of between 1.75% to 2.50% based on Wynn Macau, S.A.'s leverage ratio.

Borrowings under the Amended Wynn Macau Credit Facilities are guaranteed by Palo Real Estate Company Limited ("Palo"), a subsidiary of Wynn Macau, S.A., and by certain subsidiaries of the Company that own equity interests in Wynn Macau, S.A., and are secured by substantially all of the assets of Wynn Macau, S.A., the equity interests in Wynn Macau, S.A. and substantially all of the assets of Palo.

In connection with amending the Wynn Macau Credit Facilities, the Company expensed $17.7 million and capitalized $33.2 million of financing costs.

The Amended Wynn Macau Credit Facilities contain a requirement that Wynn Macau, S.A. must make mandatory repayments of indebtedness from specified percentages of excess cash flow. If Wynn Macau, S.A. meets a Consolidated Leverage Ratio, as defined in the Amended Wynn Macau Credit Facilities, of greater than 4.0 to 1, such repayment is defined as 50% of Excess Cash Flow, as defined in the Amended Wynn Macau Credit Facilities. If the Consolidated Leverage Ratio is equal or less than 4.0 to 1, then no repayment is required. Based on current estimates the Company does not believe that the Wynn Macau Consolidated Leverage Ratio during the year ending December 31, 2013 will exceed 4.0 to 1. Accordingly, Wynn Macau, S.A. does not expect to make any mandatory repayments pursuant to this requirement during 2013.

The Amended Wynn Macau Credit Facilities contain customary covenants restricting certain activities including, but not limited to: the incurrence of additional indebtedness, the incurrence or creation of liens on any of its property, sale and leaseback transactions, the ability to dispose of assets, and making loans or other investments. In addition, Wynn Macau was required by the financial covenants to maintain a Leverage Ratio, as defined in the Amended Wynn Macau Credit Facilities, of not greater than 3.75 to 1 as of December 31, 2012, and an Interest Coverage Ratio, as defined in the Amended Wynn Macau Credit Facilities, of not less than 2.00 to 1. Management believes that Wynn Macau was in compliance with all covenants at December 31, 2012.

In connection with the initial financing of Wynn Macau, Wynn Macau, S.A. entered into a Bank Guarantee Reimbursement Agreement with Banco Nacional Ultramarino, S.A. ("BNU") for the benefit of the Macau government. This guarantee assures Wynn Macau, S.A.'s performance under the casino concession agreement, including the payment of premiums, fines and indemnity for any material failure to perform under the terms of the concession agreement. As of December 31, 2012, the guarantee was in the amount of 300 million Macau patacas (approximately US$37 million) and will remain at such amount until 180 days after the end of the term of the concession agreement (2022). BNU, as issuer of the guarantee, is currently secured by a second priority security interest in the senior lender collateral package. From and after repayment of all indebtedness under the Amended Wynn Macau Credit Facilities, Wynn Macau, S.A. is obligated to promptly, upon demand by BNU, repay any claim made on the guarantee by the Macau government. BNU is paid an annual fee for the guarantee of approximately 5.2 million Macau patacas (approximately US$0.7 million).

Redemption Price Promissory Note

Based on the Board of Directors' finding of "unsuitability," on February 18, 2012, the Company redeemed and cancelled Aruze USA, Inc.'s 24,549,222 shares of Wynn Resorts' common stock. Following a finding of "unsuitability," Wynn Resorts' articles of incorporation authorize redemption of the shares held by unsuitable persons at a "fair value" redemption price. The Company engaged an independent financial advisor to assist in the fair value calculation and concluded that a discount to the then current trading price was appropriate because of, among other things, restrictions on most of the shares which are subject to the terms of an existing stockholder agreement. Pursuant to the articles of incorporation, the Company issued the Redemption Note to Aruze USA, Inc., a former stockholder and related party, in redemption of the shares. The Redemption Note has a principal amount of $1.94 billion, matures on February 18, 2022 and bears interest at the rate of 2% per annum payable annually in arrears on each anniversary of the date of the Redemption Note. The Company may, in its sole and absolute discretion, at any time and from time to time, and without penalty or premium, prepay the whole or any portion of the principal or interest due under the Redemption Note. In no instance shall any payment obligation under the Redemption Note be accelerated except in the sole and absolute discretion of the Company or as specifically mandated by law. The indebtedness evidenced by the Redemption Note is and shall be subordinated in right of payment, to the extent and in the manner provided in the Redemption Note, to the prior payment in full of all existing and future obligations of Wynn Resorts and any of its affiliates in respect of indebtedness for borrowed money of any kind or nature.

The Company has recorded the fair value of the Redemption Note at its estimated present value of approximately $1.94 billion in accordance with applicable accounting guidance. In determining this fair value, the Company considered the stated maturity of the Redemption Note, its stated interest rate, and the uncertainty of the related cash flows of the Redemption Note as well as the potential effects of the following: uncertainties surrounding the potential outcome and timing of pending litigation with Aruze USA, Inc. (see Note 16 "Commitments and Contingencies"); the outcome of ongoing investigations by the Nevada Gaming Control Board; and other potential legal and regulatory actions. In addition, in the furtherance of various future business objectives, the Company considered its ability, at its sole option, to prepay the Redemption Note at any time in accordance with its terms without penalty. Accordingly, the Company reasonably determined that the estimated life of the Redemption Note could be less than the contractual life of the Redemption Note. When considering the appropriate rate of interest to be used to determine fair value for accounting purposes and in light of the uncertainty in the timing of the cash flows, the Company used observable inputs from a range of trading values of financial instruments with terms and lives similar to the estimated life and terms of the Redemption Note. As a result of this analysis, the Company concluded the Redemption Note's stated rate of 2% approximated a market rate. Aruze USA, Inc., Universal Entertainment Corporation and Kazuo Okada have challenged the redemption of Aruze USA, Inc.'s shares and we are currently involved in litigation with those parties as well as related shareholder derivative litigation. The outcome of these various proceedings cannot be predicted. Any adverse judgments or settlements involving payment of a material sum of money could cause a material adverse effect on our financial condition and results of operations and could expose the Company to additional claims by third parties, including current or former investors or regulators. Any adverse judgments or settlements would reduce the Company's profits and could limit the Company's ability to operate its business.

$42 Million Note Payable for Aircraft

On March 30, 2007, World Travel, LLC, a subsidiary of Wynn Las Vegas, entered into a loan agreement with a principal balance of $42 million. The loan is guaranteed by Wynn Las Vegas, LLC and secured by a first priority security interest in one of the Company's aircraft. Principal payments of $350,000 plus interest are made quarterly with a balloon payment of $28 million due at maturity, April 1, 2017. Interest is calculated at 90-day LIBOR plus 125 basis points.

$32.5 Million Note Payable for Aircraft

On May 10, 2007, World Travel G-IV, LLC, a subsidiary of Wynn Resorts, entered into a $32.5 million term loan credit facility to finance the purchase of an aircraft. Principal payments of $542,000 plus interest were made quarterly with a balloon payment of $21.1 million made on August 10, 2012. Interest was calculated at LIBOR plus 115 basis points. There were no amounts outstanding on this note as of December 31, 2012.

Fair Value of Long-Term Debt

The net book value of the Company's outstanding first mortgage notes was $3.1 billion and $2.2 billion at December 31, 2012 and 2011, respectively. The estimated fair value of the Company's outstanding first mortgage notes, based on recent trades (using Level 2 inputs), was approximately $3.4 billion and $2.4 billion as of December 31, 2012 and 2011, respectively. The net book value of the Company's other debt instruments, excluding the Redemption Note, was approximately $783.4 million and $1.1 billion as of December 31, 2012 and 2011, respectively. The estimated fair value of the Company's other debt instruments was approximately $760.8 million and $1 billion as of December 31, 2012 and 2011, respectively. The estimated fair value of the Redemption Note (using Level 2 inputs) was approximately $1.94 billion at December 31, 2012.

Scheduled Maturities of Long-Term Debt

Scheduled maturities of long-term debt, including the accretion of debt discounts of $12.8 million, are as follows (amounts in thousands):

Years Ending December 31,	
2013	$ 1,050
2014	1,400
2015	1,400
2016	1,400
2017	905,285
Thereafter	4,885,038
	$5,795,573

9. Interest Rate Swaps

The Company has entered into floating-for-fixed interest rate swap arrangements in order to manage interest rate risk relating to certain of its debt facilities. These interest rate swap agreements modify the Company's exposure to interest rate risk by converting a portion of the Company's floating-rate debt to a fixed rate. These interest rate swaps essentially fix the interest rate at the percentages noted below; however, changes in the fair value of the interest rate swaps for each reporting period have been recorded in the increase/decrease in swap fair value in the accompanying Consolidated Statements of Income, as the interest rate swaps do not qualify for hedge accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the historical fair value of the interest rate swaps recorded in the accompanying Consolidated Balance Sheets as of December 31, 2012 and 2011. The Company utilized Level 2 inputs as described in Note 2 to determine fair value. The fair value approximates the amount the Company would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based upon current, and predictions of future, interest rate levels along a yield curve, the remaining duration of the instruments and other market conditions, and therefore is subject to significant estimation and a high degree of variability and fluctuation between periods. The fair value is adjusted, to reflect the impact of credit ratings of the counterparties or the Company, as applicable. These adjustments resulted in a reduction in the fair values as compared to their settlement values. As of December 31, 2012, the interest rate swaps are included in other long-term liabilities. As of December 31, 2011, the interest rate swap liabilities were included in other current accrued liabilities.

(amounts in thousands)	Wynn Las Vegas	Wynn Macau	Total Interest Rate Swaps
Liability Fair Value			
December 31, 2012	**$ —**	**$3,938**	**$3,938**
December 31, 2011	$4,628	$2,670	$7,298

Wynn Las Vegas Swap. In June 2012, the Company terminated its Wynn Las Vegas swap for a payment of $2.4 million. As of December 31, 2011, the liability fair value of this interest rate swap was approximately $4.6 million.

Wynn Macau Swaps. In June 2012, the Wynn Macau swap matured. As of December 31, 2011, the liability fair value of this interest rate swap was approximately $2.7 million.

Effective September 28, 2012, the Company entered into two interest rate swap agreements intended to hedge a portion of the underlying interest rate risk on borrowings under the Amended Wynn Macau Credit Facilities. Under the two swap agreements, the Company pays a fixed interest rate (excluding the applicable interest margin) of 0.73% on notional amounts corresponding to borrowings of HK$3.95 billion (approximately US$509.4 million) incurred under the Amended Wynn Macau Credit Facilities in exchange for receipts on the same amount at a variable interest rate based on the applicable HIBOR at the time of payment. These interest rate swaps fix the all-in interest rate on such amounts at 2.48% to 3.23%. These interest rate swap agreements mature in July 2017.

Effective October 31, 2012, the Company entered into a third interest rate swap agreement intended to hedge a portion of the underlying interest rate risk on borrowings under the Amended Wynn Macau Credit Facilities. Under this swap agreement, the Company pays a fixed interest rate (excluding the applicable interest margin) of 0.6763% on notional amounts corresponding to borrowings of US$243.75 million incurred under the Amended Wynn Macau Credit Facilities in exchange for receipts on the same amount at a variable rate based on the applicable LIBOR at the time of payment. This interest rate swap fixes the all-in interest rate on such amounts at 2.4263% to 3.1763%. This interest rate swap agreement matures in July 2017.

10. Related Party Transactions

Related Party Share Redemption. Based on the Board of Directors' finding of "unsuitability," on February 18, 2012, the Company redeemed and cancelled Aruze USA, Inc.'s 24,549,222 shares of Wynn Resorts' common stock. Following a finding of "unsuitability," Wynn Resorts' articles of incorporation authorizes redemption of the shares held by unsuitable persons at a "fair value" redemption price. The Company engaged an independent financial advisor to assist in the fair value calculation and concluded that a discount to the then current trading price was appropriate because of, among other things, restrictions on most of the shares which are subject to the terms of an existing stockholder agreement. Pursuant to the articles of incorporation, the Company issued the Redemption Price Promissory Note to Aruze USA, Inc., a former stockholder and related party, in redemption of the shares. Aruze USA, Inc., Universal Entertainment Corporation and Kazuo Okada have challenged the redemption of Aruze USA, Inc.'s shares and we are currently involved in litigation with those parties as well as related shareholder derivative litigation. The outcome of these various proceedings cannot be predicted. Any adverse judgments or settlements involving payment of a material sum of money could cause a material adverse effect on our financial condition and results of operations and could expose the Company to additional claims by third parties, including current or former investors or regulators. Any adverse judgments or settlements would reduce the Company's profits and could limit the Company's ability to operate its business.

Amounts Due to Officers. The Company periodically provides services to Stephen A. Wynn, Chairman of the Board of Directors and Chief Executive Officer ("Mr. Wynn"), and certain other officers and directors of the Company, including the personal use of employees, construction work and other personal services. Mr. Wynn and other officers and directors have deposits with the Company to prepay any such items, which are replenished on an ongoing basis as needed. As of December 31, 2012 and 2011, Mr. Wynn and the other officers and directors had a net deposit balance with the Company of $1.0 million and $0.4 million, respectively.

Villa Suite Lease. On March 18, 2010, Mr. Wynn and Wynn Las Vegas entered into an Amended and Restated Agreement of Lease (the "SW Lease") for a villa suite to serve as Mr. Wynn's personal residence. The SW Lease amends and restates a prior lease. The SW Lease was approved by the Audit Committee of the Board of Directors of the Company. The term of the SW Lease commenced as of March 1, 2010 and runs concurrent with Mr. Wynn's employment agreement with the Company; provided that either party may terminate on 90 days notice. Pursuant to the SW Lease, the rental value of the villa suite will be treated as imputed income to Mr. Wynn, and will be equal to the fair market value of the accommodations provided. Effective March 1, 2010, and for the first two years of the term of the SW Lease, the rental value was $503,831 per year. Effective March 1, 2012, the rental value is $440,000 per year based on the current fair market value as established by the Audit Committee of the Company with the assistance of an independent third-party appraisal. The rental value for the villa suite will be re-determined every two years during the term of the lease by the Audit Committee, with the assistance of an independent third-party appraisal. Certain services for, and maintenance of, the villa suite are included in the rental.

Notes to Consolidated Financial Statements

Home Purchase. In May 2010, the Company entered into an employment agreement with Linda Chen, who is the Chief Operating Officer of Wynn Macau. The term of the employment agreement is through February 24, 2020. Under the terms of the employment agreement, the Company purchased a home in Macau for use by Ms. Chen and has made renovations to the home with total costs of $9.3 million through December 31, 2012. The employment agreement also provides Ms. Chen the use of an automobile in Macau. Upon the occurrence of certain events set forth below, Ms. Chen has the option to purchase the home at the then fair market value of the home (as determined by an independent appraiser) less a discount equal to ten percentage points multiplied by each anniversary of the term of the agreement that has occurred (the "Discount Percentage"). The option is exercisable for (a) no consideration at the end of the term, (b) $1.00 in the event of termination of Ms. Chen's employment without "cause" or termination of Ms. Chen's employment for "good reason" following a "change of control" and (c) at a price based on the applicable Discount Percentage in the event Ms. Chen terminates the agreement due to material breach by the Company. Upon Ms. Chen's termination for "cause," Ms. Chen will be deemed to have elected to purchase the Macau home based on the applicable Discount Percentage unless the Company determines to not require Ms. Chen to purchase the home. If Ms. Chen's employment terminates for any other reason before the expiration of the term (e.g., because of her death or disability or due to revocation of gaming license), the option will terminate.

Plane Option Agreement. On January 3, 2013, the Company and Mr. Wynn entered into an agreement pursuant to which Mr. Wynn agreed to the termination of a previously granted option to purchase an approximately two acre tract of land located on the Wynn Las Vegas golf course and in consideration the Company granted Mr. Wynn the right to purchase any or all of the aircraft owned by the Company or its direct wholly owned subsidiaries. The aircraft purchase option is exercisable upon 30 days written notice and at a price equal to the book value of such aircraft, and will terminate on the date of termination of the employment agreement between the Company and Mr. Wynn, which expires in October 2020.

The "Wynn" Surname Rights Agreement. On August 6, 2004, the Company entered into agreements with Mr. Wynn that confirm and clarify the Company's rights to use the "Wynn" name and Mr. Wynn's persona in connection with its casino resorts. Under the parties' Surname Rights Agreement, Mr. Wynn granted the Company an exclusive, fully paid-up, perpetual, worldwide license to use, and to own and register trademarks and service marks incorporating the "Wynn" name for casino resorts and related businesses, together with the right to sublicense the name and marks to its affiliates. Under the parties' Rights of Publicity License, Mr. Wynn granted the Company the exclusive, royalty-free, worldwide right to use his full name, persona and related rights of publicity for casino resorts and related businesses, together with the ability to sublicense the persona and publicity rights to its affiliates, until October 24, 2017.

11. Property Charges and Other

Property charges and other consisted of the following (amounts in thousands):

	Years Ended December 31,		
	2012	2011	2010
Net loss on assets abandoned/retired for remodel or sold	**$29,524**	$ 19,708	$10,270
Donation to University of Macau Foundation	**4,083**	109,563	—
Loss on contract termination	**315**	—	14,949
Loss on show cancellation	**6,056**	1,378	—
	$39,978	$130,649	$25,219

Property charges and other generally include costs related to the retirement of assets for remodels and asset abandonments. Property charges and other for the year ended December 31, 2012 include a remodel of two Las Vegas restaurants, charges associated with the termination of a Las Vegas show that ended its run in November 2012, and miscellaneous renovations and abandonments at our resorts.

Property charges and other for the year ended December 31, 2011 include the present value of a charitable contribution made by Wynn Macau to the University of Macau Development Foundation. This contribution consists of a $25 million payment made in May 2011, and a commitment for additional donations of $10 million each year for the calendar years 2012 through 2022 inclusive, for a total of $135 million. The amount reflected in the accompanying Consolidated Statements of Income has been discounted using the Company's estimated borrowing rate over the time period of the remaining committed payments. In accordance with accounting standards for contributions, subsequent accretion of the discount is being recorded as additional donation expense and included in Property charges and other. Also included are the write-off of certain off-site golf memberships by Wynn Las Vegas, miscellaneous renovations and abandonments at the Company's resorts, including modifications of the Encore at Wynn Las Vegas retail esplanade, closure of the Blush nightclub and the write-off of certain costs related to a show that ended its run in Las Vegas in April 2011.

Property charges and other for the year ended December 31, 2010 include a contract termination payment of $14.9 million related to a management contract for certain of the nightclubs at Wynn Las Vegas as well as miscellaneous renovations, abandonments and gain/loss on sale of equipment at Wynn Las Vegas and Wynn Macau.

12. Stockholders' Equity

Common Stock. The Company is authorized to issue up to 400,000,000 shares of its common stock, $0.01 par value per share (the "Common Stock"). As of December 31, 2012 and 2011, 100,866,712 shares and 125,080,998 shares, respectively, of the Company's Common Stock were outstanding. Except as otherwise provided by the Company's articles of incorporation or Nevada law, each holder of the Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of the Common Stock have no cumulative voting, conversion, redemption or preemptive rights or other rights to subscribe for additional shares. Subject to any preferences that may be granted to the holders of the Company's preferred stock, each holder of Common Stock is entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities.

The Board of Directors of Wynn Resorts has authorized an equity repurchase program of up to $1.7 billion. The repurchase program may include repurchases from time to time through open market purchases or negotiated transactions, depending upon market conditions. As of December 31, 2012, the Company had repurchased a cumulative total of 12,863,730 shares of the Company's Common Stock for a net cost of $1.1 billion under the program. Under the repurchase program, there were no repurchases made during the years ended December 31, 2012, 2011 and 2010.

During 2012 and 2011, the Company repurchased a total of 7,640 and 51,136 shares, respectively, in satisfaction of tax withholding obligations on vested restricted stock.

Preferred Stock. The Company is authorized to issue up to 40,000,000 shares of undesignated preferred stock, $0.01 par value per share (the "Preferred Stock"). As of December 31, 2012, the Company had not issued any Preferred Stock. The Board of Directors, without further action by the holders of Common Stock, may designate and issue shares of Preferred Stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of Preferred Stock. The issuance of such shares of Preferred Stock could adversely affect the rights of the holders of Common Stock. The issuance of shares of Preferred Stock under certain circumstances could also have the effect of delaying or preventing a change of control of the Company or other corporate action.

Redemption of Securities. Wynn Resorts' articles of incorporation provide that, to the extent a gaming authority makes a determination of unsuitability or to the extent the Board of Directors determines, in its sole discretion, that a person is likely to jeopardize the Company or any affiliates application for, receipt of, approval for, right to the use of, or entitlement to, any gaming license, Wynn Resorts may redeem shares of its capital stock that are owned or controlled by an unsuitable person or its affiliates. The redemption price will be the amount, if any, required by the gaming authority or, if the gaming authority does not determine the price, the sum deemed by the Board of Directors to be the fair value of the securities to be redeemed. If Wynn Resorts determines the redemption price, the redemption price will be capped at the closing price of the shares on the principal national securities exchange on which the shares are listed on the trading day before the redemption notice is given. If the shares are not listed on a national securities exchange, the redemption price will be capped at the closing sale price of the shares as quoted on The NASDAQ Global Select Market or if the closing price is not reported, the mean between the bid and ask prices, as quoted by any other generally recognized reporting system. Wynn Resorts' right of redemption is not exclusive of any other rights that it may have or later acquire under any agreement, its bylaws or otherwise. The redemption price may be paid in cash, by promissory note, or both, as required, and pursuant to the terms established by the applicable Gaming Authority and, if not, as the Board of Directors of Wynn Resorts elects.

Based on the Board of Directors' finding of "unsuitability," on February 18, 2012, Wynn Resorts redeemed and cancelled Aruze USA, Inc.'s 24,549,222 shares of Wynn Resorts' common stock. For more information, refer to Note 16 "Commitments and Contingencies."

13. Noncontrolling Interest

In October 2009, Wynn Macau, Limited, an indirect wholly owned subsidiary of the Company and the developer, owner and operator of Wynn Macau, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited. Through an initial public offering, including the over allotment, Wynn Macau, Limited sold 1,437,500,000 shares (27.7%) of this subsidiary's common stock (the "Wynn Macau, Limited IPO"). Proceeds to the Company as a result of this transaction were approximately $1.8 billion, net of transaction costs of approximately $84 million. The shares of Wynn Macau, Limited were not and will not be registered under the Securities Act and may not be offered or sold in the United States absent a registration under the Securities Act, or an applicable exception from such registration requirements. Net income attributable to noncontrolling interest was $226.7 million, $211.7 million and $156.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

On November 16, 2011, the Wynn Macau, Limited Board of Directors approved a HK$1.20 per share dividend. The total dividend amount was approximately $800 million and the Company's share of this dividend was $578.3 million. A reduction of $221.6 million was made to noncontrolling interest in the accompanying Consolidated Balance Sheets to reflect the payment of this dividend.

On November 2, 2010, the Wynn Macau, Limited Board of Directors approved a HK$0.76 per share dividend. The total dividend amount was approximately $508 million and the Company's share of this dividend was $367 million. A reduction of $140.7 million was made to noncontrolling interest in the accompanying Consolidated Balance Sheets to reflect the payment of this dividend.

14. Benefit Plans

Employee Savings Plan. The Company established a retirement savings plan under Section 401(k) of the Internal Revenue Code covering its U.S. non-union employees in July 2000. The plan allows employees to defer, within prescribed limits, a percentage of their income on a pre-tax basis through contributions to this plan. The Company suspended matching contributions to this plan effective March 2009 and did not record any expense for matching contributions for the years ended December 31, 2012, 2011 and 2010, respectively.

Wynn Macau also operates a defined contribution retirement benefits plan (the "Wynn Macau Plan"). Eligible employees are allowed to contribute 5% of their salary to the Wynn Macau Plan and the Company matches any contributions. The assets of the Wynn Macau Plan are held separately from those of the Company in an independently administered fund. The Company's matching contributions vest to the employee at 10% per year with full vesting in ten years. Forfeitures of unvested contributions are used to reduce the Company's liability for its contributions payable. For the period from March 1, 2009 through April 30, 2010, the Company suspended its matching contributions. The contributions were reinstated effective May 1, 2010. During the years ended December 31, 2012, 2011 and 2010, the Company recorded an expense for matching contributions of $7.1 million, $6.6 million and $3.3 million, respectively.

Multi-Employer Pension Plan. Wynn Las Vegas contributes to a multi-employer defined benefit pension plan for certain of its union employees under the terms of the Southern Nevada Culinary and Bartenders Union collective-bargaining agreement. The collective-bargaining agreement that covers these union-represented employees expires in 2016. The legal name of the multi-employer pension plan is the Southern Nevada Culinary and Bartenders Pension Plan (the "Plan") (EIN: 88-6016617 Plan Number: 001). The Company recorded an expense of $8.6 million, $7.6 million and $6.8 million for contributions to the Plan for the years ended December 31, 2012, 2011 and 2010, respectively. For the 2011 plan year, the most recent for which plan data is available, the Company's contributions were identified by the Plan to exceed 5% of total contributions for that year. Based on information the Company received from the Plan, it was certified to be in neither endangered nor critical status for the 2011 plan year. Risks of participating in a multi-employer plan differs from single-employer plans for the following reasons: (1) assets contributed to a multi-employer plan by one employer may be used to provide benefits to employees of other participating employers; (2) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and (3) if a participating employer stops participating, it may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Stock-Based Compensation. The Company established the 2002 Stock Incentive Plan (the "WRL Stock Plan") to provide for the grant of (i) incentive stock options, (ii) compensatory (i.e., nonqualified) stock options, and (iii) nonvested shares of Common Stock of Wynn Resorts, Limited. Employees, directors (whether employee or nonemployee) and independent contractors or consultants of the Company are eligible to participate in the WRL Stock Plan. However, only employees of the Company are eligible to receive incentive stock options.

A maximum of 12,750,000 shares of Common Stock are reserved for issuance under the WRL Stock Plan. As of December 31, 2012, 4,087,064 shares remain available for the grant of stock options or nonvested shares of Common Stock.

Options are granted at the current market price at the date of grant. The WRL Stock Plan provides for a variety of vesting schedules all determined at the time of grant. All options expire ten years from the date of grant.

A summary of option activity under the WRL Stock Plan as of December 31, 2012, and the changes during the year then ended is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2012	2,729,124	$ 63.49		
Granted	173,830	$101.60		
Exercised	(332,576)	$ 46.86		
Canceled/Expired	(172,558)	$ 86.65		
Outstanding at December 31, 2012	2,397,820	$ 66.89	6.08	$110,155,465
Fully vested and expected to vest at December 31, 2012	2,285,904	$ 66.60	6.07	$105,717,827
Exercisable at December 31, 2012	311,290	$ 63.00	3.96	$ 15,907,396

The following information is provided for stock options of the WRL Stock Plan (amounts in thousands, except weighted average grant date fair value):

	Years Ended December 31,		
	2012	2011	2010
Weighted average grant date fair value	**$ 33.03**	$ 48.31	$ 40.32
Intrinsic value of stock options exercised	**$22,416**	$36,776	$63,095
Net cash proceeds from the exercise of stock options	**$15,583**	$23,789	$66,186
Tax benefits realized from the exercise of stock options and vesting of restricted stock	**$ 5,537**	$11,176	$10,480

As of December 31, 2012, there was a total of $53.4 million of unamortized compensation related to stock options, which is expected to be recognized over the vesting period of the related grants through May 2019.

A summary of the status of the WRL Stock Plan's nonvested shares as of December 31, 2012 and changes during the year then ended is presented below:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2012	794,500	$ 98.08
Granted	41,500	110.04
Vested	(153,000)	76.93
Canceled	(31,500)	109.34
Nonvested at December 31, 2012	651,500	$103.27

The following information is provided for nonvested stock of the WRL Stock Plan (amounts in thousands, except weighted average grant date fair value):

	Years Ended December 31,		
	2012	2011	2010
Weighted average grant date fair value	**$110.04**	$129.55	$107.03
Fair value of shares vested	**$15,653**	$24,865	$ 2,833

Approximately $42.5 million of unamortized compensation cost relating to nonvested shares of Common Stock at December 31, 2012 will be recognized as compensation over the vesting period of the related grants through October 2021.

Wynn Macau, Limited Stock Incentive Plan. The Company's majority-owned subsidiary Wynn Macau, Limited adopted a stock incentive plan effective September 16, 2009 (the "WML Stock Plan"). The purpose of the WML Stock Plan is to reward participants, which may include directors and employees of Wynn Macau, Limited who have contributed towards enhancing the value of Wynn Macau and its shares. A maximum of 518,750,000 shares have been reserved for issuance under the WML Stock Plan. As of December 31, 2012, 2.2 million options have been granted.

A summary of option activity under the WML Stock Plan as of December 31, 2012, and the changes during the year then ended is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2012	1,350,000	$1.98		
Granted	760,000	$2.46		
Exercised	—	—		
Outstanding at December 31, 2012	2,110,000	$2.15	8.3	$1,416,513
Fully vested and expected to vest at December 31, 2012	2,110,000	$2.15	8.3	$1,416,513
Exercisable at December 31, 2012	430,000	$1.77	7.5	$ 452,880

The following information is provided for stock options of the WML Stock Plan (amounts in thousands, except weighted average grant date fair value):

	Years Ended December 31,	
	2012	2011
Weighted average grant date fair value	$0.78	$0.75
Intrinsic value of stock options exercised	$ —	$99.2
Net cash proceeds from the exercise of stock options	$ —	$70.2

As of December 31, 2012, there was a total of $1.0 million of unamortized compensation related to stock options, which is expected to be recognized over the vesting period of the related grants through June 2017.

Compensation Cost. The Company uses the Black-Scholes valuation model to determine the estimated fair value for each option grant issued, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on implied and historical factors related to the Company's Common Stock. Expected term represents the weighted average time between the option's grant date and its exercise date. The risk-free interest rate used for each period presented is based on the U.S. Treasury yield curve for WRL Stock Plan options or the Hong Kong Exchange Fund rates for the WML Stock Plan options at the time of grant for the period equal to the expected term.

The fair value of stock options granted under the WRL Stock Plan was estimated on the date of grant using the following weighted average assumptions:

	Years Ended December 31,		
	2012	2011	2010
Expected dividend yield	**4.0%**	4.0%	1.23%
Expected stock price volatility	**48.8%**	49.7%	60.9%
Risk-free interest rate	**1.18%**	2.4%	3.1%
Expected average life of options (years)	**7.0**	6.5	6.9

The fair value of stock options granted under the WML Stock Plan was estimated on the date of grant using the following assumptions:

	Years Ended December 31,		
	2012	2011	2010
Expected dividend yield	**4.0%**	4.0%	—%
Expected stock price volatility	**49.0%**	37.8%	40.8%
Risk-free interest rate	**0.67%**	2.1%	2.4%
Expected average life of options (years)	**6.5**	6.5	6.5

The total compensation cost for both the WRL Stock Plan and the WML Stock Plan is allocated as follows (amounts in thousands):

	Years Ended December 31,		
	2012	2011	2010
Casino	**$ 4,794**	$ 8,997	$10,497
Rooms	**313**	383	455
Food and beverage	**178**	429	301
Entertainment, retail and other	**43**	24	87
General and administrative	**14,320**	14,048	15,828
Total stock-based compensation expense	**19,648**	23,881	27,168
Total stock-based compensation capitalized	**195**	886	617
Total stock-based compensation costs	**$19,843**	$24,767	$27,785

15. Income Taxes

Consolidated income (loss) before taxes for domestic and foreign operations consisted of the following (amounts in thousands):

	Years Ended December 31,		
	2012	2011	2010
Domestic	$ (87,122)	$ 49,521	$(239,125)
Foreign	820,120	756,046	576,168
Total	$732,998	$805,567	$ 337,043

The Company's provision (benefit) for income taxes consisted of the following (amounts in thousands):

	Years Ended December 31,		
	2012	2011	2010
Current			
Federal	$ 5,912	$ —	$ —
Foreign	2,042	(3,386)	1,560
	$ 7,954	$ (3,386)	$ 1,560
Deferred			
Federal	$ (3,655)	$(10,809)	$ 9,640
Foreign	—	(5,351)	9,247
	(3,655)	(16,160)	18,887
Total	$ 4,299	$(19,546)	$20,447

The income tax provision (benefit) differs from that computed at the federal statutory corporate tax rate as follows:

	Years Ended December 31,		
	2012	2011	2010
Federal statutory rate	35.0%	35.0%	35.0%
Foreign tax rate differential	(25.6)%	(21.3)%	(38.8)%
Non-taxable foreign income	(15.4)%	(13.0)%	(24.8)%
Foreign tax credits, net of valuation allowance	1.7%	(80.8)%	(104.9)%
Repatriation of foreign earnings	0.0%	76.3%	134.9%
Other, net	3.6%	0.4%	1.7%
Valuation allowance, other	1.3%	1.0%	3.0%
Effective tax rate	0.6%	(2.4)%	6.1%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On November 30, 2010, Wynn Macau, S.A. received a second 5-year exemption from Macau's 12% Complementary Tax on casino gaming profits, thereby exempting the casino gaming profits of Wynn Macau, S.A. through December 31, 2015. Accordingly for the years ended December 31, 2012, 2011 and 2010, the Company was exempted from the payment of $87.1 million, $82.7 million and $64.4 million in such taxes or $0.84, $0.66 and $0.51 per share, respectively. The Company's non-gaming profits remain subject to the Macau Complementary Tax and its casino winnings remain subject to the Macau Special Gaming tax and other levies in accordance with its concession agreement.

In July of 2011, Wynn Macau, S.A. received a 5-year extension of its agreement with the Macau Special Administrative Region that provides for an annual payment of MOP $15.5 million (approximately $1.9 million U.S. dollars) as complementary tax otherwise due by shareholders of Wynn Macau, S.A. on dividend distributions through 2015. As a result of the shareholder dividend tax agreements, income tax expense includes $1.9 million and $1.9 million for the years ended December 31, 2012 and 2011.

The Macau special gaming tax is 35% of gross gaming revenue. U.S. tax laws only allow a foreign tax credit up to 35% of "net" foreign source income. In February 2010, the Company and the IRS entered into a Pre-Filing Agreement ("PFA") providing that the Macau Special Gaming Tax qualifies as a tax paid in lieu of an income tax and could be claimed as a U.S. foreign tax credit.

During December 31, 2012, the Company did not repatriate any earnings of Wynn Macau, S.A. and consequently did not generate foreign tax credits in the current year. During the years ended December 31, 2011 and 2010, the Company recognized tax benefits of $647.6 million and $955.2 million, respectively (net of valuation allowance and uncertain tax positions), for foreign tax credits generated applicable to the earnings of Wynn Macau, S.A.

Accounting standards require recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. During 2012 and 2011, the aggregate valuation allowance for deferred tax assets increased by $19.1 million and $526.6 million, respectively. The 2012 and 2011 increases are primarily related to foreign tax credit carryforwards and other foreign deferred tax assets that are not considered more likely than not realizable.

The Company recorded tax benefits resulting from the exercise of nonqualified stock options and the value of vested restricted stock and accrued dividends of $5.5 million, $11.2 million and $10.5 million as of December 31, 2012, 2011 and 2010, respectively, in excess of the amounts reported for such items as compensation costs under accounting standards related to stock-based compensation. The Company uses a with-and-without approach to determine if the excess tax deductions associated with compensation costs have reduced income taxes payable.

The tax effects of significant temporary differences representing net deferred tax assets and liabilities consisted of the following (amounts in thousands):

	As of December 31,	
	2012	2011
Deferred Tax Assets—U.S.:		
Current:		
Receivables, inventories, accrued liabilities and other	$ 38,488	$ 36,753
Less: valuation allowance	(35,386)	(33,525)
	3,102	3,228
Long-term:		
Foreign tax credit carryforwards	1,843,757	1,848,185
Intangibles and related other	26,773	31,215
Stock-based compensation	19,113	17,001
Pre-opening costs	14,584	16,671
Other	12,320	9,473
	1,916,547	1,922,545
Less: valuation allowance	(1,762,090)	(1,753,667)
	154,457	168,878
Deferred Tax Liabilities—U.S.:		
Current:		
Prepaid insurance, maintenance and taxes	(6,280)	(6,803)
	(6,280)	(6,803)
Long-term:		
Property and equipment	(199,956)	(223,172)
	(199,956)	(223,172)
Deferred Tax Assets—Foreign:		
Current:		
Accrued liabilities	156	—
Less: valuation allowance	(156)	—
	—	—
Long-term:		
Net operating loss carryforwards	17,157	17,593
Property equipment	11,973	5,345
Other	4,783	2,352
Less: valuation allowance	(33,913)	(25,290)
	—	—
Net deferred tax liability	$ (48,677)	$ (57,869)

As of December 31, 2012, the Company had foreign tax credit carryforwards (net of uncertain tax positions) of $1,844 million. Of this amount, $662.2 million will expire in 2018, $110.9 million will expire in 2019, $530.4 million in 2020, and $540.3 million in 2021. The Company has no U.S. tax loss carryforwards. The Company incurred foreign tax losses of $85.4 million, $70.9 million and $89.4 million during the tax years ended December 31, 2012, 2011 and 2010, respectively. These foreign tax loss carryforwards expire in 2015, 2014 and 2013, respectively. The Company incurred a U.S. capital loss of $3.6 million during the year ended December 31, 2011. The U.S. capital loss carryforward will expire in 2016.

In assessing the need for a valuation allowance, the Company does not consider forecasted future operating results when scheduling the realization of deferred tax assets and the required valuation allowance but instead relies solely on the reversal of net taxable temporary differences. The valuation allowance for foreign tax credits was determined by scheduling the existing U.S. taxable temporary differences that are expected to reverse and result in "net" foreign source income during the 10-year foreign tax credit carryover period.

As of December 31, 2012 and 2011, the Company had valuation allowances of $1,786 million and $1,777 million, respectively, provided on foreign tax credits expected to expire unutilized and valuation allowances of $11.1 million and $9.7 million provided on other U.S. deferred tax assets. The Company has recorded a valuation allowance against all of its foreign deferred tax assets.

Except for $604.6 million of accumulated earnings which the Company plans on repatriating, the Company has not provided deferred U.S. income taxes or foreign withholding taxes on temporary differences of $333.6 million and $300.6 million as of December 31, 2012 and 2011, respectively, which are indefinitely reinvested and will be used to fund future operations or expansion. The amount of the unrecognized deferred tax liability associated with these temporary differences is approximately $116.8 million and $105.2 million for the years ended December 31, 2012 and 2011. Deferred income taxes, net of foreign tax credits, are provided for foreign earnings planned for repatriation. For the years ended December 31, 2012 and 2011, the Company repatriated $0 and $578.2 million from Wynn Macau, Limited. The amounts repatriated were used to fund domestic operations, to provide additional U.S. liquidity, and to fund dividends to the Company's shareholders.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (amounts in thousands):

	As of December 31,		
	2012	2011	2010
Balance—beginning of year	**$ 85,498**	$ 83,834	$148,365
Additions based on tax positions of the current year	**8,140**	12,427	13,164
Additions based on tax positions of prior years	—	—	694
Reductions for tax positions of prior years	—	—	—
Settlements	—	—	(78,389)
Lapses in statutes of limitations	**(9,349)**	(10,763)	—
Balance—end of year	**$ 84,289**	$ 85,498	$ 83,834

As of December 31, 2012, 2011 and 2010 unrecognized tax benefits of $55.2 million, $60.4 million, and $48.0 million respectively, were recorded as reductions to the U.S. foreign tax credit deferred tax asset and the foreign net operating loss deferred tax asset. As of December 31, 2012, 2011 and 2010, unrecognized tax benefits of $29.1 million, $25.1 million and $35.9 million, respectively, were recorded in Other Long-Term Liabilities.

As of December 31, 2012, 2011 and 2010, $18.8 million, $24.2 million and $17.9 million, respectively, of unrecognized tax benefit would, if recognized, impact the effective tax rate.

The Company recognizes penalties and interest related to unrecognized tax benefits in the provision for income taxes. During the years ended December 31, 2012 and 2011, the Company recognized interest and penalties of $0.3 million and $0.04 million, respectively. The Company recognized no interest or penalties during the year ended December 31, 2010.

The Company anticipates that the 2008 statute of limitations will expire in the next 12 months for certain foreign tax jurisdictions. Also, the Company's unrecognized tax benefits include certain income tax accounting methods. These accounting methods govern the timing and deductibility of income tax deductions. As a result, the Company's unrecognized tax benefits could increase by a range of $0 to $4.0 million over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The Company's income tax returns are subject to examination by the IRS and other tax authorities in the locations where it operates. The Company's 2002 to 2008 domestic income tax returns remain subject to examination by the IRS to the extent of tax attributes carryforwards to future years. The Company's 2009 to 2011 domestic income tax returns also remain subject to examination by the IRS. The Company's 2008 to 2011 Macau income tax returns remain subject to examination by the Macau Finance Bureau.

In April 2012, the Company reached an agreement with the Appellate division of the IRS regarding issues raised during the examination of the 2006 through 2009 U.S. income tax returns. The settlement with the Appellate division did not impact the Company's unrecognized tax benefits. The settlement of the 2006 through 2009 examination issues resulted in a cash tax payment of $1.3 million and the utilization of $3.1 million and $0.9 million in foreign tax credit and general business credit carryforwards, respectively.

During December 2012, the IRS completed an examination of the Company's 2010 U.S. income tax return and had no changes. For tax years 2011 and 2012, the Company is participating in the IRS Compliance Assurance Program ("CAP"). Under the CAP program, the IRS and the taxpayer work together in a pre-filing environment to examine transactions and issues and thus complete the tax examination before the tax return is filed. In February 2013, the Company received notification that it had been accepted into the IRS CAP for the 2013 tax year. The Company believes the IRS will complete their examination of the 2011 tax year in the next 12 months. The Company does not expect a change in its unrecognized tax benefits as a result of the completion of the examination.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During August 2011, Wynn Macau, S.A. settled an appeal related to the Macau Finance Bureau's examination of its 2006 and 2007 Macau Complementary Tax returns. As part of the settlement, the Company paid $1.1 million in Macau Complementary Tax. As the result of the exam settlement and the expiration of the statute of limitations for the 2006 Macau Complementary Tax return, the total amount of unrecognized tax benefits decreased by $10.8 million.

On December 31, 2012, the statute of limitations for the 2007 Macau Complementary Tax return expired. As a result, the Company's unrecognized tax benefits decreased by $9.3 million.

In July 2012, the Macau Finance Bureau commenced an examination of the 2008 Macau income tax return of Wynn Macau, S.A. In November 2012, the Company received the results of the examination. While no additional tax was due, adjustments were made to the Company's foreign net operating loss carryforwards.

In January 2013, the Macau Finance Bureau examined the 2009 and 2010 Macau income tax returns of Palo, which is a co-holder of the land concession for the resort in Cotai. The exam resulted in no change to the tax returns.

16. Commitments and Contingencies

Wynn Macau

Land Concession Contract. Wynn Macau, S.A. has entered into a land concession contract for the land on which Wynn Macau is located. Under the land concession contract, Wynn Macau, S.A. leases a parcel of approximately 16 acres from the government for an initial term of 25 years, with a right to renew for additional periods with government approval. Wynn Macau, S.A. has made payments to the Macau government under the land concession contract totaling $56.9 million, including interest. During the term of the land concession contract, Wynn Macau, S.A. is required to make annual lease payments of up to $525,000.

Cotai Development and Land Concession Contract. In September 2011, Palo and Wynn Resorts (Macau) S.A., each an indirect subsidiary of Wynn Macau, Limited, formally accepted the terms and conditions of a draft land concession contract from the Macau government for approximately 51 acres of land in the Cotai area of Macau. On May 2, 2012, the land concession contract was gazetted by the government of Macau evidencing the final step in the granting of the land concession. The Company is constructing a full-scale integrated resort containing a casino, luxury hotel, convention, retail, entertainment and food and beverage offerings on this land. The Company estimates the project budget to be in the range of $3.5 billion to $4.0 billion. The Company expects to enter into a guaranteed maximum price contract for the project construction costs in the first half of 2013. We expect to open our resort in Cotai during the first half of 2016.

The initial term of the land concession contract is 25 years from May 2, 2012, and it may be renewed with government approval for successive periods. The total land premium payable, including interest as required by the land concession contract, is $193.4 million. An initial payment of $62.5 million was paid in December 2011, with eight additional semi-annual payments of approximately $16.4 million each (which includes interest at 5%) due beginning November 2012. As of December 31, 2012, the Company has recorded this obligation and related asset with $27.9 million included as a current liability and $76.2 million included as a long-term liability. The Company will also be required to make annual lease payments of $0.8 million during the resort construction period and annual payments of approximately $1.1 million once the development is completed.

Cotai Land Agreement. On May 10, 2012, the Company made a $50 million payment to an unrelated third party in consideration of that party's relinquishment of certain rights in and to any future development on the Cotai land noted above.

Leases and Other Arrangements

The Company is the lessor under several retail leases and has entered into license and distribution agreements for several additional retail outlets. The Company also is a party to joint venture agreements for the operation of one retail outlet and the Ferrari and Maserati automobile dealership at Wynn Las Vegas. The lease agreements include minimum base rents with contingent rental clauses.

The following table presents the future minimum rentals to be received under the operating leases (amounts in thousands):

Years Ending December 31,	
2013	$ 34,728
2014	35,151
2015	34,435
2016	31,771
2017	22,379
Thereafter	1,982
	$160,446

The total future minimum rentals do not include contingent rental. Contingent rentals were $94 million, $73.2 million and $42.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

In addition, the Company is the lessee under leases for office space in Las Vegas, Macau and certain other locations, warehouse facilities, the land underlying the Company's aircraft hangar and certain office equipment.

Notes to Consolidated Financial Statements

At December 31, 2012, the Company was obligated under non-cancelable operating leases to make future minimum lease payments as follows (amounts in thousands):

Years Ending December 31,	
2013	$ 5,775
2014	4,846
2015	3,882
2016	2,962
2017	1,106
Thereafter	3,944
	$22,515

Rent expense for the years ended December 31, 2012, 2011 and 2010, was $21.5 million, $20.2 million and $21.6 million, respectively.

Employment Agreements

The Company has entered into employment agreements with several executive officers, other members of management and certain key employees. These agreements generally have three- to five-year terms and typically indicate a base salary and often contain provisions for discretionary bonuses. Certain of the executives are also entitled to a separation payment if terminated without "cause" or upon voluntary termination of employment for "good reason" following a "change of control" (as these terms are defined in the employment contracts).

Litigation

In addition to the actions noted below, the Company's affiliates are involved in litigation arising in the normal course of business. In the opinion of management, such litigation will not have a material effect on the Company's financial condition, results of operations or cash flows.

Atlantic-Pacific Capital

On May 3, 2010, Atlantic-Pacific Capital, Inc. ("APC") filed an arbitration demand with JAMS, a private alternative dispute resolution provider, regarding an agreement with the Company. The action concerns a claim for compensation of approximately $32 million pursuant to an agreement entered into between APC and the Company on or about March 30, 2008 whereby APC was engaged to raise equity capital for an investment vehicle sponsored by the Company. APC is seeking compensation unrelated to the investment vehicle. The Company has denied APC's claims for compensation. The Company filed a Complaint for Damages and Declaratory Relief against APC in the Eighth Judicial District Court, Clark County, Nevada, on May 10, 2010, which APC removed to the United States District Court, District of Nevada. In March 2011, the District Court denied APC's motion to compel arbitration, and dismissed the action. APC appealed, and on November 13, 2012, the United States Court of Appeals for the Ninth Circuit reversed the District Court and compelled arbitration. The matter is proceeding in arbitration, and an arbitrator recently has been selected. Management believes that APC's claims against the Company are without merit, and the Company continues to defend this matter vigorously.

Determination of Unsuitability and Redemption of Aruze USA, Inc. and Affiliates

On February 18, 2012, Wynn Resorts' Gaming Compliance Committee concluded an investigation after receiving an independent report by Freeh, Sporkin & Sullivan, LLP (the "Freeh Report") detailing a pattern of misconduct by Aruze USA, Inc., at the time a stockholder of Wynn Resorts, Universal Entertainment Corporation, Aruze USA, Inc.'s parent company, and Kazuo Okada, the majority shareholder of Universal Entertainment Corporation, who, until February 21, 2013, was also a member of Wynn Resorts' Board of Directors and was at the time a director of Wynn Macau, Limited. The factual record presented in the Freeh Report included evidence that Aruze USA, Inc., Universal Entertainment Corporation and Mr. Okada had provided valuable items to certain foreign gaming officials who were responsible for regulating gaming in a jurisdiction in which entities controlled by Mr. Okada were developing a gaming resort. Mr. Okada has denied the impropriety of such conduct to members of the Board of Directors of Wynn Resorts and Mr. Okada has refused to acknowledge or abide by Wynn Resorts' anti-bribery policies and has refused to participate in the training all other directors have received concerning these policies.

Based on the Freeh Report, the Board of Directors of Wynn Resorts determined that Aruze USA, Inc., Universal Entertainment Corporation and Mr. Okada are "unsuitable persons" under Article VII of the Company's articles of incorporation. The Board of Directors was unanimous (other than Mr. Okada) in its determination. The Board of Directors also requested that Mr. Okada resign as a director of Wynn Resorts (under Nevada corporation law, a board of directors does not have the power to remove a director) and recommended that Mr. Okada be removed as a member of the Board of Directors of Wynn Macau, Limited. In addition, on February 18, 2012, Mr. Okada was removed from the Board of Directors of Wynn Las Vegas Capital Corp., an indirect wholly owned subsidiary of Wynn Resorts. On February 24, 2012, Mr. Okada was removed from the Board of Directors of Wynn Macau, Limited and on February 22, 2013, he was removed from the Board of Directors of Wynn Resorts by a stockholder vote in which 99.6% of the over 86 million shares voted were cast in favor of removal. Additionally, Mr. Okada resigned from the Board of Directors of Wynn Resorts on February 21, 2013.

Based on the Board of Directors' finding of "unsuitability," on February 18, 2012, Wynn Resorts redeemed and cancelled Aruze USA, Inc.'s 24,549,222 shares of Wynn Resorts' common stock. Following a finding of "unsuitability," Article VII of Wynn Resorts' articles of incorporation authorizes redemption at "fair value" of the shares held by unsuitable persons. The Company engaged an independent financial advisor to assist in the fair value calculation and concluded that a discount to the then current trading price was appropriate because of, among other things, restrictions on most of the shares held by Aruze USA, Inc. under the terms of the Stockholders Agreement (as defined below). Pursuant to the articles of incorporation, Wynn Resorts issued the Redemption Note to Aruze USA, Inc. in redemption of the shares. The Redemption Note has a principal amount of $1.94 billion, matures on February 18, 2022 and bears interest at the rate of 2% per annum, payable annually in arrears on each anniversary of the date of the Redemption Note. The Company may, in its sole and absolute discretion, at any time and from time to time, and without penalty or premium, prepay the whole or any portion of the principal or interest due under the Redemption Note. In no instance shall any payment obligation under the Redemption Note be accelerated except in the sole and absolute discretion of Wynn Resorts or as specifically mandated by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The indebtedness evidenced by the Redemption Note is and shall be subordinated in right of payment, to the extent and in the manner provided in the Redemption Note, to the prior payment in full of all existing and future obligations of Wynn Resorts or any of its affiliates in respect of indebtedness for borrowed money of any kind or nature.

After authorizing the redemption of the Aruze USA, Inc. shares, the Board of Directors took certain actions to protect the Company and its operations from any influence of an unsuitable person, including placing limitations on the provision of certain operating information to unsuitable persons, evaluating whether to seek the removal of Mr. Okada from the Company's Board of Directors, and the formation of an Executive Committee of the Board to manage the business and affairs of the Company during the period between each annual meeting. The Charter of the Executive Committee provides that "Unsuitable Persons" are not permitted to serve on the Committee. All members of the Board, other than Mr. Okada, were appointed to the Executive Committee on February 18, 2012. On February 24, 2012, the Board of Directors of Wynn Macau, Limited removed Mr. Kazuo Okada from the Board. On January 3, 2013, the Company filed a definitive proxy statement on Schedule 14A ("Proxy Statement") for a special meeting of the stockholders to consider and vote upon a proposal to remove Mr. Okada as a director of the Company ("Removal Proposal"). On January 24, 2013, Mr. Okada filed a complaint in the United States District Court, District of Nevada against the Company, alleging that the Proxy Statement was materially false and misleading in contravention of Section 14(a) of the Securities Exchange Act of 1934, as amended, and Securities and Exchange Commission Rule 14a-9 promulgated thereunder. Mr. Okada also filed a motion for a preliminary injunction on January 28, 2013, in which he sought an order preliminarily enjoining the special meeting of stockholders until such time as the Company corrected certain alleged misstatements and omissions in its Proxy Statement. At the conclusion of a hearing held on February 15, 2013, the federal court denied Mr. Okada's motion.

On the afternoon of February 21, 2013, Mr. Okada resigned as a director of the Company. On February 22, 2013, the special meeting of stockholders was held and the stockholders approved the Removal Proposal with an affirmative vote of 85.7% of the shares entitled to vote at the special meeting (99.6% of the shares that were voted at the special meeting of stockholders were voted in favor of the Removal Proposal).

Redemption Action and Counterclaim

On February 19, 2012, Wynn Resorts filed a complaint in the Eighth Judicial District Court, Clark County, Nevada against Mr. Okada, Aruze USA, Inc. and Universal Entertainment Corporation (companies controlled by Mr. Okada) (the "Okada Parties"), alleging breaches of fiduciary duty and related claims. The Company is seeking compensatory and special damages as well as a declaration that it acted lawfully and in full compliance with its articles of incorporation, bylaws and other governing documents in redeeming and cancelling the shares of Aruze, USA, Inc.

On March 12, 2012, the Okada Parties removed the action to the United States District Court for the District of Nevada (the action was subsequently remanded to Nevada state court). On that same date, the Okada Parties filed an answer denying the claims and a counterclaim that purports to assert claims against the Company, each of the members of the Company's Board of Directors (other than Mr. Okada) and Wynn Resorts' General Counsel (the "Wynn Parties"). As amended, the Okada Parties' counterclaim alleges, among other things: (1) that the shares of Wynn Resorts common stock owned by Aruze USA, Inc. were exempt from the redemption-for-unsuitability provisions in the Wynn Resorts articles of incorporation pursuant to certain agreements executed in 2002; (2) that the Wynn Resorts directors who authorized the redemption of Aruze USA, Inc.'s shares acted at the direction of Stephen A. Wynn and did not independently and objectively evaluate Mr. Okada's, Universal Entertainment Corporation's, and Aruze USA, Inc.'s suitability, and by so doing, breached their fiduciary duties; (3) that the Wynn Resorts directors violated the terms of the Wynn Resorts articles of incorporation by failing to pay Aruze USA, Inc. fair value for the redeemed shares; and (4) that the terms of the Redemption Note that Aruze USA, Inc. received in exchange for the redeemed shares, including the Redemption Note's principal amount, duration, interest rate, and subordinated status, were unconscionable. Among other relief, the amended counterclaim seeks a declaration that the redemption of Aruze USA, Inc.'s shares was void, an injunction restoring Aruze USA, Inc.'s share ownership, damages in an unspecified amount and rescission of the Amended and Restated Stockholders Agreement. On August 31, 2012, Aruze USA, Inc. filed a motion for preliminary injunction with the Nevada state court. The motion sought an order that would prohibit Wynn Resorts from barring or preventing Aruze USA, Inc. from exercising rights as a stockholder at the November 2, 2012 annual meeting of Wynn Resorts' stockholders. On October 2, 2012, the Nevada state court denied Aruze USA, Inc.'s motion for preliminary injunction. On October 19, 2012, Aruze USA, Inc. filed a notice of appeal with the Nevada Supreme Court. The appeal was assigned to the Nevada Supreme Court's mediation program, has not progressed, and is pending. Wynn Resorts intends to vigorously defend against the appeal and to argue that the Nevada Supreme Court should affirm the state court's decision denying Aruze USA, Inc.'s motion for a preliminary injunction.

The Company's complaint, as amended, and the Okada Parties' counterclaim, as amended, were challenged at the pleading stage through motion practice. At a hearing held on November 13, 2012, the Nevada State court denied the Wynn Parties' motion to dismiss the Okada Parties' amended counterclaim, but dismissed the Okada Parties' claims under the Nevada Racketeer Influenced and Corrupt Organizations Act. At a hearing held on January 15, 2013, the court denied the Okada Parties' motion to dismiss the Company's amended complaint.

On February 13, 2013, the Okada Parties filed a motion in the Nevada state court in which they asked the court to establish a "disputed ownership fund" as defined in a federal tax regulation. Specifically, the motion sought an order establishing an escrow account to hold the Redemption Note issued to Aruze USA, Inc. as compensation for the shares of Wynn Resorts common stock redeemed by the Board of Directors in February 2012 in light of the board's determination of unsuitability, as well as the redeemed shares themselves (although those shares were previously cancelled in February 2012), pending a resolution of the state court action. The order sought by the Okada Parties would also require the Company to, among other things, make any payments on the Redemption Note into the escrow account. A hearing on the motion has been set for March 22, 2013. The Company believes there is no basis for the relief requested in the motion and intends to oppose the motion vigorously.

The Company is vigorously pursuing its claims against the Okada Parties, and the Company and the other counter-defendants are vigorously defending against the counterclaims asserted against them. The Company's claims and the Okada Parties' counterclaims are in a preliminary stage and management has determined that based on proceedings to date, it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. Any adverse judgments or settlements involving payment of a material sum of money could cause a material adverse effect on our financial condition and results of operations and could expose the Company to additional claims by third parties, including current or former investors or regulators. Any adverse judgments or settlements would reduce the Company's profits and could limit the Company's ability to operate its business.

Related Matters

The Company provided the Freeh Report to appropriate regulators and law enforcement agencies and is cooperating with related investigations that such regulators and agencies have undertaken. The conduct of the Okada Parties and any resulting regulatory investigations could have adverse consequences to the Company and its subsidiaries. A finding by regulatory authorities that Mr. Okada violated anti-corruption statutes and/or other laws or regulations applicable to persons affiliated with a gaming licensee on Company property and/or otherwise involved the Company in criminal or civil violations could result in actions by regulatory authorities against the Company. Relatedly, as described below, the Salt Lake Regional Office of the U.S. Securities and Exchange Commission ("SEC") has commenced an informal inquiry into, and other regulators could pursue separate investigations into, the Company's compliance with applicable laws arising from the allegations in the matters described above and in response to litigation filed by Mr. Okada suggesting improprieties in connection with the Company's donation to the University of Macau. While the Company believes that it is in full compliance with all applicable laws, any such investigations could result in actions by regulators against the Company. In February 2013, the Nevada Gaming Control Board informed the Company that it has completed its investigation of allegations made by Mr. Okada against the Company regarding the activities of Mr. Wynn and related entities in Macau and found no violations of the Gaming Control Act or the Nevada Gaming Commission Regulations.

On June 19, 2012, Elaine Wynn responded to the Okada Parties' counterclaim and asserted a cross claim against Steve Wynn and Kazuo Okada seeking a declaration that (1) any and all of Elaine Wynn's duties under the January 2010 Stockholders Agreement (the "Stockholders Agreement") by and among Aruze USA, Inc., Steve Wynn, and Elaine Wynn be discharged; (2) the Stockholders Agreement is subject to rescission and is rescinded; (3) the Stockholders Agreement is an unreasonable restraint on alienation in violation of public policy; and/or (4) the restrictions on sale of shares shall be construed as inapplicable to Elaine Wynn. Mr. Wynn filed his answer to Elaine Wynn's cross claim on September 24, 2012. The indentures for the Wynn Las Vegas, LLC 2022 Notes and Existing Notes (the "Indentures") provide that if Steve Wynn, together with certain related parties, in the aggregate beneficially owns a lesser percentage of the outstanding common stock of the Company than are beneficially owned by any other person, a change of control will have occurred. If Elaine Wynn prevails in her cross claim, Steve Wynn would not beneficially own or control Elaine Wynn's shares and a change in control may result under the Company's debt documents. Under the Indentures, the occurrence of a change of control requires that the Company make an offer (unless the notes have been previously called for redemption) to each holder to repurchase all or any part of such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest on the Notes purchased, if any, to the date of repurchase.

Litigation Commenced by Kazuo Okada and Related Matters

Books and Records Action:
On January 11, 2012, Mr. Okada, in his role as a Wynn Resorts' director, commenced a writ proceeding in the Eighth Judicial District Court, Clark County, Nevada, seeking to compel the Company to produce certain books and records relating to a donation to the University of Macau, among other things.

In May 2011, Wynn Macau, a majority-owned subsidiary of the Company, made a commitment to the University of Macau Development Foundation in support of the new Asia-Pacific Academy of Economics and Management. This contribution consists of a $25 million payment made in May 2011 and a commitment for additional donations of $10 million each year for the calendar years 2012 through 2022 inclusive. The pledge was consistent with the Company's long-standing practice of providing philanthropic support for deserving institutions in the markets in which it operates. The pledge was made following an extensive analysis which concluded that the gift was made in accordance with all applicable laws. The pledge was considered by the Boards of Directors of both the Company and Wynn Macau, Limited and approved by 15 of the 16 directors who served on those boards. The sole dissenting vote was cast by Mr. Okada whose stated objection was to the length of time over which the donation would occur, not its propriety.

At a hearing on February 9, 2012, the Nevada state court held that, as a director of the Company, Mr. Okada had the right to make a reasonable inspection of the Company's corporate books and records. Following the hearing, the Company released certain documents to Mr. Okada for his inspection. At a subsequent hearing on March 8, 2012, the court considered Mr. Okada's request that the Company's Board of Directors make additional documents available to him, and ruled that Mr. Okada was entitled to inspect two additional pages of documents. The Company promptly complied with the court's ruling.

On May 25, 2012, Mr. Okada amended his petition to request inspection of additional records. Following a hearing held on October 2, 2012, the court ruled that Mr. Okada is entitled to review certain additional Company documents from the 2000 to 2002 time period. The Company promptly complied with the court's ruling. On November 2, 2012, Mr. Okada filed a motion to compel the production of additional documents and to depose a witness designated by the Company. At the conclusion of a hearing held on November 8, 2012, the court denied Mr. Okada's motion. The Company has not received any further requests for information by Mr. Okada in relation to this matter as of the date of this report.

SEC Inquiry:
On February 8, 2012, following Mr. Okada's lawsuit, the Company received a letter from the Salt Lake Regional Office of the SEC requesting that, in connection with an informal inquiry by the SEC, the Company preserve information relating to the donation to the University of Macau, any donations by the Company to any other educational charitable institutions, including the University of Macau Development Foundation, and the Company's casino or concession gaming licenses or renewals in Macau. The Company is fully cooperating with the Salt Lake Regional Office staff.

Japan Action:
On August 28, 2012, Mr. Okada, Universal Entertainment Corporation and Okada Holdings filed a complaint in Tokyo District Court against the Company, all members of the Board of Directors (other than Mr. Okada) and the Company's General Counsel, alleging that the press release issued by the Company with respect to the redemption has damaged plaintiffs' social evaluation and credibility. The plaintiffs seek damages and legal fees from the defendants. The Company and the other counter-defendants are vigorously defending against the claims asserted against them in this matter.

Federal Securities Action:
On January 3, 2013, the Company filed a definitive proxy statement on Schedule 14A ("Proxy Statement") for a special meeting of the stockholders to consider and vote upon a proposal to remove Mr. Okada as a director of the Company ("Removal Proposal"). On January 24, 2013, Mr. Okada filed a complaint in the United States District Court, District of Nevada against the Company, alleging that the Proxy Statement was materially false and misleading in contravention of Section 14(a) of the Securities Exchange Act of 1934, as amended, and Securities and Exchange Commission Rule 14a-9 promulgated thereunder. Mr. Okada also filed a motion for a preliminary injunction on January 28, 2013, in which he sought an order preliminarily enjoining the special meeting of stockholders until such time as the Company corrected certain alleged misstatements and omissions in its Proxy Statement. At the conclusion of a hearing held on February 15, 2013, the federal court denied Mr. Okada's motion.

On the afternoon of February 21, 2013, Mr. Okada resigned as a director of the Company. On February 22, 2013, the special meeting of stockholders was held and the stockholders approved the Removal Proposal with an affirmative vote of 85.7% of the shares entitled to vote at the special meeting (99.6% of the shares that were voted at the special meeting of stockholders were voted in favor of the Removal Proposal).

Related Derivative Litigation
Six derivative actions were commenced against the Company and all members of its Board of Directors: four in the United States District Court, District of Nevada, and two in the Eighth Judicial District Court of Clark County, Nevada.

The four federal actions brought by the following plaintiffs have been consolidated: (1) The Louisiana Municipal Police Employees' Retirement System, (2) Maryanne Solak, (3) Excavators Union Local 731 Welfare Fund, and (4) Boilermakers Lodge No. 154 Retirement Fund (collectively, the "Federal Plaintiffs").

The Federal Plaintiffs filed a consolidated complaint on August 6, 2012, asserting claims for: (1) breach of fiduciary duty; (2) waste of corporate assets; (3) injunctive relief; and (4) unjust enrichment. The claims are against the Company, all Company directors, including Mr. Okada; however, the plaintiffs voluntarily dismissed Mr. Okada as a defendant in this consolidated action on September 27, 2012. The Federal Plaintiffs claim that the individual defendants breached their fiduciary duties and wasted assets by: (a) failing to ensure the Company's officers and directors complied with federal and state laws and the Company's Code of Conduct; (b) voting to allow the Company's subsidiary to make the donation to the University of Macau; and (c) redeeming Aruze USA, Inc.'s stock such that the Company incurs the debt associated with the redemption. The Federal Plaintiffs seek unspecified compensatory damages, restitution in the form of disgorgement, reformation of corporate governance procedures, an injunction against all future payments related to the donation/pledge, and all fees (attorneys, accountants, and experts) and costs. The directors responded to the consolidated complaint by filing a motion to dismiss on September 14, 2012. On February 1, 2013, the federal court dismissed the complaint for failure to plead adequately the futility of a pre-suit demand on the Board. The dismissal was without prejudice to the Federal Plaintiffs' ability to file a motion within 30 days seeking leave to file an amended complaint.

The two state court actions brought by the following plaintiffs have also been consolidated: (1) IBEW Local 98 Pension Fund and (2) Danny Hinson (collectively, the "State Plaintiffs"). Through a coordination of efforts by all parties, the directors and the Company (a nominal defendant) have been served in all of the actions.

The State Plaintiffs filed a consolidated complaint on July 20, 2012 asserting claims for (1) breach of fiduciary duty; (2) abuse of control; (3) gross mismanagement; and (4) unjust enrichment. The claims are against the Company and all Company directors, including Mr. Okada, as well as the Company's Chief Financial Officer, who signs financial disclosures filed with the SEC. The State Plaintiffs claim that the individual defendants failed to disclose to the Company's stockholders the investigation into, and the dispute with director Okada as well as the alleged potential violations of the FCPA related to, the University of Macau Development Foundation donation. The State Plaintiffs seek unspecified monetary damages (compensatory and punitive), disgorgement, reformation of corporate governance procedures, an order directing the Company to internally investigate the donation, as well as attorneys' fees and costs. On October 13, 2012, the court entered the parties' stipulation providing for a stay of the state derivative action for 90 days, subject to the parties' obligation to monitor the progress of the pending litigation, discussed above, between Wynn Resorts (among others) and Mr. Okada (among others). Per the stipulation, Wynn Resorts and the individual defendants were not required to respond to the consolidated complaint while the stay remained in effect. Although the stay has now expired, the State Plaintiffs have agreed to further extend the defendants' time to respond to the consolidated complaint to allow the State Plaintiffs additional time to consider their plans for the action going forward, including a possible extension by agreement of the stay in the state derivative action.

The individual defendants are vigorously defending against the claims pleaded against them in these derivative actions. We are unable to predict the outcome of these litigations at this time.

17. Segment Information

The Company monitors its operations and evaluates earnings by reviewing the assets and operations of its Las Vegas Operations and its Macau Operations. The Company's total assets and capital expenditures by segment consisted of the following (amounts in thousands):

	As of December 31,	
	2012	2011
Assets		
Las Vegas Operations	$3,669,881	$4,035,398
Macau Operations	3,004,658	2,202,683
Corporate and other	602,055	661,415
	$7,276,594	$6,899,496
Capital Expenditures		
Las Vegas Operations	$ 41,552	$ 65,207
Macau Operations	189,384	115,702
Corporate and other	10,049	3,237
	$ 240,985	$ 184,146

The Company's results of operations by segment for the years ended December 31, 2012, 2011 and 2010 consisted of the following (amounts in thousands):

	Years Ended December 31,		
	2012	2011	2010
Net Revenues			
Las Vegas Operations	$1,486,830	$1,480,719	$1,296,064
Macau Operations	3,667,454	3,789,073	2,888,634
Total	$5,154,284	$5,269,792	$4,184,698
Adjusted Property EBITDA[1]			
Las Vegas Operations	$ 408,472	$ 439,036	$ 270,299
Macau Operations	1,167,340	1,196,232	892,686
Total	1,575,812	1,635,268	1,162,985
Other Operating Costs and Expenses			
Pre-opening costs	466	—	9,496
Depreciation and amortization	373,199	398,039	405,558
Property charges and other	39,978	130,649	25,219
Corporate expenses and other	131,807	96,868	96,659
Equity in income from unconsolidated affiliates	1,086	1,472	801
Total other operating costs and expenses	546,536	627,028	537,733
Operating income	1,029,276	1,008,240	625,252

(continued)

	Years Ended December 31,		
	2012	2011	2010
Other Non-Operating Costs and Expenses			
Interest income	$ 12,543	$ 7,654	$ 2,498
Interest expense, net of amounts capitalized	(288,759)	(229,918)	(222,863)
Increase (decrease) in swap fair value	991	14,151	(880)
Loss from extinguishment of debt/exchange offer	(25,151)	—	(67,990)
Equity in income from unconsolidated affiliates	1,086	1,472	801
Other	3,012	3,968	225
Total other non-operating costs and expenses	(296,278)	(202,673)	(288,209)
Income before income taxes	732,998	805,567	337,043
(Provision) benefit for income taxes	(4,299)	19,546	(20,447)
Net income	$ 728,699	$ 825,113	$ 316,596

(1) "Adjusted Property EBITDA" is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, corporate expenses, intercompany golf course and water rights leases, stock-based compensation, and other non-operating income and expenses and includes equity in income from unconsolidated affiliates. Adjusted Property EBITDA is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted Property EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents Adjusted Property EBITDA because it is used by some investors as a way to measure a company's ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles ("GAAP"). In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including Wynn Resorts, Limited, have historically excluded from their EBITDA calculations pre-opening expenses, property charges, corporate expenses and stock-based compensation, which do not relate to the management of specific casino properties. However, Adjusted Property EBITDA should not be considered as an alternative to operating income as an indicator of the Company's performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, Adjusted Property EBITDA does not include depreciation or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted Property EBITDA. Also, Wynn Resorts' calculation of Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Quarterly Financial Information (Unaudited)

The following tables (amounts in thousands, except per share data) present selected quarterly financial information for 2012 and 2011, as previously reported. Because income per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters may not equal the total income per share amounts for the year.

	Year Ended December 31, 2012				
	First	Second	Third	Fourth	Year
Net revenues	$1,313,498	$1,253,207	$1,298,495	$1,289,084	$5,154,284
Operating income	260,099	264,123	247,092	257,962	1,029,276
Net income	198,409	199,293	165,171	165,826	728,699
Net income attributable to Wynn Resorts	140,564	138,064	112,035	111,373	502,036
Basic income per share	$ 1.25	$ 1.38	$ 1.12	$ 1.11	$ 4.87
Diluted income per share	$ 1.23	$ 1.37	$ 1.11	$ 1.10	$ 4.82

	Year Ended December 31, 2011				
	First	Second	Third	Fourth	Year
Net revenues	$1,260,272	$1,367,353	$1,298,304	$1,343,863	$5,269,792
Operating income	280,556	213,033	239,845	274,806	1,008,240
Net income	226,335	155,331	185,185	258,262	825,113
Net income attributable to Wynn Resorts	173,804	122,031	127,063	190,473	613,371
Basic income per share	$ 1.40	$ 0.98	$ 1.02	$ 1.53	$ 4.94
Diluted income per share	$ 1.39	$ 0.97	$ 1.01	$ 1.52	$ 4.88

19. Subsequent Events (Unaudited)

On January 31, 2013, the Company announced a cash dividend of $1.00 per share that was paid on February 28, 2013 to stockholders of record as of February 14, 2013.

On January 3, 2013, the Company filed a definitive proxy statement on Schedule 14A ("Proxy Statement") for a special meeting of the stockholders to consider and vote upon a proposal to remove Mr. Okada as a director of the Company ("Removal Proposal"). On January 24, 2013, Mr. Okada filed a complaint in the United States District Court, District of Nevada against the Company, alleging that the Proxy Statement was materially false and misleading in contravention of Section 14(a) of the Securities Exchange Act of 1934, as amended, and Securities and Exchange Commission Rule 14a-9 promulgated thereunder. Mr. Okada also filed a motion for a preliminary injunction on January 28, 2013, in which he sought an order preliminarily enjoining the special meeting of stockholders until such time as the Company corrected certain alleged misstatements and omissions in its Proxy Statement. At the conclusion of a hearing held on February 15, 2013, the federal court denied Mr. Okada's motion.

On the afternoon of February 21, 2013, Mr. Okada resigned as a director of the Company. On February 22, 2013, the special meeting of stockholders was held and the stockholders approved the Removal Proposal with an affirmative vote of 85.7% of the shares entitled to vote at the special meeting (99.6% of the shares that were voted at the special meeting of stockholders were voted in favor of the Removal Proposal).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Wynn Resorts, Limited and subsidiaries:

We have audited the accompanying consolidated balance sheets of Wynn Resorts, Limited and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wynn Resorts, Limited and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Las Vegas, Nevada
March 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Wynn Resorts, Limited and subsidiaries:

We have audited Wynn Resorts, Limited and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

(continued)

Report of Independent Registered Public Accounting Firm

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of Wynn Resorts, Limited and subsidiaries and our report dated March 1, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Las Vegas, Nevada
March 1, 2013

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.*

Based on our assessment, management believes that, as of December 31, 2012, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm has issued an audit report on our internal control over financial reporting. This report appears under "Report of Independent Registered Public Accounting Firm" on page 103 and 105.

Changes in Internal Control Over Financial Reporting. There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our fourth fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Stock Performance Graph

The graph below compares the five-year cumulative total return on our common stock to the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500") and the Dow Jones U.S. Gambling Index. The performance graph assumes that $100 was invested on December 31, 2007 in each of the Company's common stock, the S&P 500 and the Dow Jones U.S. Gambling Index, and that all dividends were reinvested. The stock price performance shown in this graph is neither necessarily indicative of, nor intended to suggest, future stock price performance.


$150
120
90
60
30
0
12/07
12/08
12/09
12/10
12/11
12/12
Wynn Resorts Ltd.
S&P 500
Dow Jones U.S. Gambling

	Wynn Resorts Ltd.	S&P 500	Dow Jones U.S. Gambling
December 07	100.00	100.00	100.00
December 08	37.69	63.00	26.89
December 09	55.03	79.67	41.88
December 10	106.37	91.67	72.50
December 11	119.44	93.61	67.39
December 12	132.25	108.59	74.48

The performance graph should not be deemed filed or incorporated by reference into any other of our filings under the Securities Act of 1933 or the Exchange Act of 1934, unless we specifically incorporate the performance graph by reference therein.

Corporate Headquarters

3131 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Web Site

Visit the Company's web sites at:
www.wynnresorts.com
www.wynnlasvegas.com
www.wynnmacau.com
www.wynnmacaulimited.com

Annual Report on Form 10-K

Our Annual Report on Form 10-K (including the financial statements and financial statement schedules relating thereto) filed with the Securities and Exchange Commission may be obtained upon written request and without charge. Requests should be directed to Samanta Stewart, Vice President of Investor Relations of Wynn Resorts, Limited, 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109, telephone (702) 770-7555 or investorrelations@wynnresorts.com. In addition, the electronic version of the Annual Report can be found at www.wynnresorts.com, under Corporate Information.

Annual Meeting

Our Annual Meeting of Stockholders will be held on Tuesday, May 7, 2013 at 11:00 a.m., local time, in the Debussy room at Encore, 3121 Las Vegas Boulevard South, Las Vegas, Nevada 89109. March 13, 2013 is the record date for determining the stockholders entitled to notice of, and to vote at, the Annual Meeting of Stockholders.

Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol "WYNN."

Common Stock Transfer Agent and Registrar

American Stock Transfer & Trust Co.
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

Board of Directors

Stephen A. Wynn
Chairman of the Board and
Chief Executive Officer

John J. Hagenbuch
Director
Chairman of M&H Realty Partners and
WestLand Capital Partners
Chairman of Onconome, Inc.

Dr. Ray R. Irani
Director
Executive Chairman of
Occidental Petroleum Corporation

Robert J. Miller
Director
Founder of Robert J. Miller Consulting
Senior Advisor to Dutko Grayling
Governor of the State of Nevada from
January 1989 until January 1999

Alvin V. Shoemaker
Director
Former Chairman of the Board of
First Boston Inc. and
First Boston Corporation

J. Edward Virtue
Director
Chief Executive Officer
of MidOcean Partners

D. Boone Wayson
Director
Principal of
Wayson's Properties, Incorporated

Elaine P. Wynn
Director
President of the Nevada State
Board of Education
Chairperson of the National Board
of Communities in Schools
Board member to the Kennedy
Center for the Performing Arts and
the Library of Congress Trust Fund

Executive Officers

Stephen A. Wynn
Chief Executive Officer

Marc D. Schorr
Chief Operating Officer

John Strzemp
Executive Vice President and
Chief Administrative Officer

Matt Maddox
Chief Financial Officer and Treasurer

Kim Sinatra
Senior Vice President,
General Counsel and Secretary

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, NV 89109
(702) 770-7555
www.wynnresorts.com